As filed with the Securities and Exchange Commission on December 10, 2007
Registration No. 333-147593

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Sterling Construction Company, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	1600 (Primary standard industrial classification code number)	25-1655321 (I.R.S. employer identification number)

20810 Fernbush Lane
Houston, Texas 77073
(281) 821-9091
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Patrick T. Manning
Chief Executive Officer
20810 Fernbush Lane
Houston, Texas 77073
(281) 821-9091
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

Geoffrey K. Walker Scott L. Olson Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas 77002 Telephone: (713) 220-4757 Facsimile: (713) 238-7433	Christopher J. Voss Stoel Rives LLP 600 University St., Suite 3600 Seattle, Washington 98101 Telephone: (206) 624-0900 Facsimile: (206) 386-7500

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☑
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 7, 2007

PRELIMINARY PROSPECTUS

1,600,000 Shares

Sterling Construction Company, Inc.

Common Stock

We are offering to sell 1,600,000 shares of our common stock. Our common stock is listed on The NASDAQ Global Select Market, or Nasdaq, under the symbol “STRL.” The last reported sale price on Nasdaq on December 7, 2007 was $23.49.

We have granted the underwriter the right to purchase up to 240,000 additional shares of common stock to cover any over-allotments. The underwriter can exercise this right at any time within 30 days after the offering.

Investing in our common stock involves risks, including those incorporated by reference herein as described under “Risk Factors” on page 8 of this prospectus.

	Per Share	Total

Offering price	$	$

Discounts and commissions to underwriter	$	$

Offering proceeds to us, before expenses	$	$

The underwriter expects to deliver the shares of common stock to investors on or about          , 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or has determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

D.A. Davidson & Co.

The date of this prospectus is          , 2007

You should rely only on the information contained or incorporated by reference in this prospectus or in any related free writing prospectus filed with the Securities and Exchange Commission and used or referred to in an offering to you of these securities. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

MARKET DATA AND FORECASTS

Unless otherwise indicated, information in this prospectus concerning economic conditions and our industry is based on information from independent industry analysts and publications, as well as our estimates. Our estimates are derived from publicly available information released by third-party sources, as well as data from our internal research, and are based on such data and our knowledge of our industry. None of the independent industry publications used in this prospectus were prepared on our or our affiliates’ behalf and none of the sources cited in this prospectus have consented to the inclusion of any data from its reports, nor have we sought their consent. These industry publications generally indicate that they have obtained their information from sources believed to be reliable, but the sources do not guarantee the accuracy and completeness of their information.

i

SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the risks discussed under “Risk Factors” and the consolidated financial statements and notes thereto included elsewhere in this prospectus. In this prospectus, all references to “Sterling,” “Sterling Construction,” “we,” “us” and “our” refer to Sterling Construction Company, Inc. and its subsidiaries, unless otherwise stated or indicated by context.

Our Company

We are a leading heavy civil construction company that specializes in the building, reconstruction and repair of transportation and water infrastructure. Our transportation infrastructure projects include highways, roads, bridges and light rail, and our water infrastructure projects include water, wastewater and storm drainage systems. We provide general contracting services primarily to public sector clients utilizing our own employees and equipment for activities, including excavating, concrete and asphalt paving, installation of large-diameter water and wastewater distribution systems, construction of bridges and similar large structures, construction of light rail infrastructure, concrete batch plant operations, concrete crushing and aggregates and asphalt paving operations. We perform the majority of the work required by our contracts with our own crews, and generally engage subcontractors only for ancillary services.

Our business was founded in 1955 and has a history of profitable growth, which we have achieved by expanding both our service profile and our market areas. This involves adding services, such as our concrete operations, in order to capture a greater percentage of available work in our current and potential markets. It also involves strategically expanding our operations, either by establishing a branch office in a new market, often after having successfully bid on and completed a project in that market, or by acquiring a company that gives us an immediate entry into a market. We extended both our service profile and our geographic market reach with our recent acquisition of Road and Highway Builders, LLC, which we refer to as RHB, discussed below.

We operate in Texas and Nevada, two states that we believe benefit from both positive long-term demographic trends as well as an historical commitment to funding transportation and water infrastructure projects. From 2000 to 2006, the population grew 12.7% in Texas and 24.9% in Nevada. Budgeted net expenditures for transportation in 2007 totaled more than $7.6 billion in Texas, an increase of 4% from 2006. In the recent November election, Texas voters approved a $5 billion issuance of bonds for highway improvements. In Nevada, total highway fund revenue in 2006 reached $1.0 billion, an annual increase of 10.5% from 2001 levels, up 5% from 2005, and several large jobs are scheduled to be let over the next year. We anticipate that continued population growth and increased spending for infrastructure in these markets will positively affect our business opportunities over the coming years.

For the nine months ended September 30, 2007, we had revenues of $217.9 million, 17.7% higher than the same period in 2006. Over the same period, we had net income from continuing operations of $9.8 million, modestly higher than results for the same period in 2006. As of September 30, 2007, after giving effect to the RHB acquisition, we had a backlog of approximately $494 million.

Road and Highway Builders Acquisition

On October 31, 2007, we completed the acquisition of privately-owned RHB, which is headquartered in Reno, Nevada. RHB is a heavy civil construction business focused on the construction of roads and highways throughout the state of Nevada. We paid $53 million to acquire approximately 91.67% of the equity interest in RHB. The remaining 8.33% interest is owned by Mr. Richard Buenting, the chief executive officer of RHB, who continues to run RHB as part of our senior management team.

RHB’s largest customer is the Nevada Department of Transportation, which is responsible for planning, construction, operation and maintenance of the 5,400 miles of highway and over 1,000 bridges that make up the state highway system. RHB is focused on providing timely and profitable execution of construction projects along with high-value deployment of construction materials such as aggregates and mixes for asphalt paving. RHB has concentrated its business in suburban and rural highway and road system projects requiring high-volume production and materials handling, and has not historically pursued municipal work such as water or storm water systems or high density urban projects. Since its founding in 1999, RHB has experienced profitable growth, capitalizing on strong market conditions and solid long-term demographics in Nevada.

For the nine months ended September 30, 2007, RHB generated revenue, net income and earnings before income, taxes, depreciation and amortization, or EBITDA, of $64.9 million, $20.9 million and $21.5 million, respectively. This high level of profitability in 2007 resulted from the exceptional profitability of specific RHB projects, and we do not expect this high level of profitability to be normal for RHB going forward. We purchased RHB based on an assumed sustainable trailing twelve month EBITDA of approximately $12 million and with the expectation of further future growth. EBITDA is not a financial measure calculated in accordance with generally accepted accounting principles, or GAAP. See “Business — Recent RHB Acquisition” for a reconciliation of RHB’s net income, the most directly comparable GAAP financial measure, to RHB’s EBITDA for the nine months ended September 30, 2007. As of September 30, 2007, RHB had a backlog of approximately $127 million based on our methodology of calculating backlog. See “Selected Historical Financial and Operating Data” for information regarding our calculation of backlog.

We acquired RHB for a number of reasons, including those listed below:

•	expansion into growing western U.S. infrastructure construction markets;

•	strong management team with a shared corporate culture;

•	expansion of our service lines into aggregates and asphalt paving materials;

•	opportunities to extend our municipal and structural capabilities into Nevada; and

•	RHB’s strong financial results and immediate accretion to our earnings and earnings per share.

Our Competitive Strengths

We believe our competitive strengths include:

Comprehensive Infrastructure Construction Capabilities. We provide comprehensive construction services to our customers, which allows us to capture additional profit margin and to more aggressively bid on contracts as compared to some competitors more reliant upon subcontractors.

Long and Successful Track Record of Infrastructure Construction. We have over 50 years of experience in the construction industry and have developed the processes and controls that allow us to provide high-quality contracting services.

Leadership Position in Our Markets. We are an established leader in our markets based on our longevity, our management expertise and our reputation, as well as our in-depth knowledge of construction conditions in our market areas.

Consistent History of Managing Construction Projects and Contract Risk. Our significant experience and longevity in our markets provides us with an understanding of the many risks of infrastructure construction, which we monitor and manage from bidding through completion of a contract.

Track Record of Sourcing and Completing Acquisitions. We have successfully completed several acquisition transactions over the past five years, which have materially augmented our organic growth.

Experienced Management Team and Skilled Workforce. With over 30 years of industry experience at the CEO and President level, five senior managers averaging over 25 years of industry experience, and 15 project managers averaging over 15 years of industry experience, we believe that our management team and employees are key factors to our success.

Our Business Strategy

Key features of our business strategy include:

Continue to Add Construction Capabilities. By adding capabilities that augment our core construction competencies, we are able to improve gross margin opportunities, more effectively compete for contracts and compete for contracts that might not otherwise be available to us.

Increase Our Market Leadership in Our Core Markets. We have a strong presence in a number of attractive growing markets in Texas and Nevada, in which we intend to continue to expand our presence.

Apply Core Competencies Across Our Markets. We intend to capitalize on opportunities to export our Texas experience constructing bridges and water and sewer systems into RHB’s Nevada markets. Similarly, we believe RHB’s experience in aggregates and asphalt paving materials will open new opportunities for us in our Texas markets.

Expand into Attractive New Markets and Selectively Pursue Strategic Acquisitions. We will continue to seek to identify attractive new markets and opportunities in select western and southeastern U.S. markets. We will also continue to assess opportunities to extend our service capabilities and expand our markets through acquisitions.

Position Our Business for Future Infrastructure Spending. We believe there is a growing awareness of the need to build, reconstruct and repair our country’s infrastructure, including water, wastewater and storm drainage systems, and our transportation infrastructure such as bridges, highways and mass transit systems. We will continue to build our expertise to capture this infrastructure spending.

Continue to Develop Our Employees. We believe that our employees are a key to the successful implementation of our business strategy, and we will continue allocating significant resources in order to attract and retain talented managers and supervisory and field personnel.

Risks Related to Our Business and Strategy

You should carefully read and consider the information set forth below under “Risk Factors,” together with all of the other information set forth in this prospectus, before deciding to invest in shares of our common stock.

The Offering

Nasdaq symbol	“STRL”

Common stock offered by us	1,600,000 shares

Common stock to be outstanding after the offering	12,762,942 shares

Use of proceeds	We will use the net proceeds of approximately $34.9 million from the offering, after deducting underwriting discounts and fees of approximately $1.9 million in the aggregate and estimated offering expenses of approximately $775,000:

• to repay indebtedness outstanding under our new $75 million revolving credit facility, which we refer to as our credit facility; and

• to strengthen our balance sheet, including our working capital, in order to fund our business operations and provide liquidity for future growth.

Each $1.00 change in the actual per share offering price from the price assumed in this prospectus would change by approximately $1.5 million the amount of our net proceeds available to strengthen our balance sheet after funding the repayment of indebtedness referenced above. A 10% decrease in the number of shares of common stock sold in this offering would decrease the net proceeds to us from this offering by approximately $3.6 million, after deducting estimated underwriting discounts and commissions and offering expenses.

The number of shares of common stock outstanding before and after this offering is based on the number of shares outstanding as of December 5, 2007 and excludes:

•	552,516 shares of common stock reserved for issuance upon the exercise of outstanding stock options at a weighted average exercise price per share of $7.802; and

•	356,266 shares of common stock reserved for issuance upon the exercise of outstanding warrants at an exercise price per share of $1.50.

Unless we indicate otherwise, the number of shares of common stock shown to be outstanding after the offering, as well as share, per share, holders of record, and financial information in this prospectus:

•	assumes a public offering price of $23.49 per share, which is the last reported sales price per share of our common stock on the Nasdaq on December 6, 2007;

•	assumes no exercise by the underwriter of its option to purchase up to 240,000 additional shares of our common stock to cover over-allotments; and

•	does not give effect to the use of proceeds of this offering.

Our Executive Offices

Our principal executive offices are located at 20810 Fernbush Lane, Houston, Texas 77073, and our telephone number at this address is (281) 821–9091. Our website is www.sterlingconstructionco.com. Information on, or accessible through, this website is not a part of, and is not incorporated into, this prospectus.

Summary Historical and Pro Forma Financial and Operating Data

The following table sets forth our summary historical and pro forma financial and operating data for the periods indicated. The summary historical condensed consolidated statement of operations and cash flow data for the years ended December 31, 2004, 2005 and 2006, and the summary historical condensed consolidated balance sheet data as of December 31, 2005 and 2006, have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The summary historical condensed consolidated balance sheet data as of December 31, 2004, have been derived from our audited consolidated balance sheet as of December 31, 2004, which is not included in this prospectus. The summary historical condensed consolidated financial data as of and for the nine months ended September 30, 2006 and 2007, are derived from our unaudited condensed consolidated financial statements, which are included elsewhere in this prospectus.

The unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the unaudited periods. The summary financial and operating data as of and for the nine months ended September 30, 2007, are not necessarily indicative of the results that may be obtained for a full year.

The summary pro forma condensed combined statement of operations data for the year ended December 31, 2006 and nine months ended September 30, 2007, gives effect on a pro forma basis to the RHB acquisition as if it had been consummated on January 1, 2006. The summary pro forma condensed combined balance sheet information gives effect on a pro forma basis to the consummation of the RHB acquisition, as if it had been consummated on September 30, 2007.

The information presented below should be read in conjunction with “Selected Historical Financial and Operating Data,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes thereto included elsewhere in this prospectus.

						Pro Forma(1)
	Historical						Nine Months
				Nine Months Ended		Year Ended	Ended
	Year Ended December 31,			September 30,		December 31,	September 30,
	2004	2005	2006	2006	2007	2006	2007
				(Unaudited)		(Unaudited)
	(in thousands, except per share data)
Statement of Operations Data:
Revenues	$132,478	$219,439	$249,348	$185,233	$217,877	$286,511	$282,797
Cost of revenues	119,217	195,683	220,801	163,358	196,284	252,268	240,399

Gross profit	13,261	23,756	28,547	21,875	21,593	34,243	42,398
General and administrative expenses and other	7,696	9,091	10,549	7,928	8,292	10,462	8,691

Operating income	5,565	14,665	17,998	13,947	13,301	23,781	33,707
Interest expense (income), net	1,456	1,336	(1,206)	(803)	(1,366)	1,576	908

Income from continuing operations before minority interest and income taxes	4,109	13,329	19,204	14,750	14,667	22,205	32,799
Minority interest	(962)	—	—	—	—	(518)	(1,734)

Income from continuing operations before income taxes	3,147	13,329	19,204	14,750	14,667	21,687	31,065
Income tax (benefit) expense	(2,134)	2,788	6,566	5,027	4,890	7,410	10,465

Net income from continuing operations	5,281	10,541	12,638	9,723	9,777	14,277	20,600
Net income (loss) from discontinued operations	372	559	682	444	(25)	682	(25)

Net income	$5,653	$11,100	$13,320	$10,167	$9,752	$14,959	$20,575

Basic income per share:
Continuing operations	$0.99	$1.36	$1.19	$0.93	$0.89	$1.34	$1.87
Discontinued operations	0.07	0.07	0.06	0.04	0.00	0.06	0.00

Net income	$1.06	$1.43	$1.25	$0.97	$0.89	$1.40	$1.87

Diluted income per share:
Continuing operations	$0.75	$1.11	$1.08	$0.84	$0.83	$1.21	$1.74
Discontinued operations	0.05	0.05	0.06	0.04	0.00	0.06	0.00

Net income	$0.80	$1.16	$1.14	$0.88	$0.83	$1.27	$1.74

						Pro Forma(1)
	Historical						Nine Months
				Nine Months Ended		Year Ended	Ended
	Year Ended December 31,			September 30,		December 31,	September 30,
	2004	2005	2006	2006	2007	2006	2007
				(Unaudited)		(Unaudited)
	(in thousands, except per share data)
Weighted average number of shares outstanding used in computing per share amounts:
Basic	5,343	7,775	10,583	10,455	10,963	10,623	11,002
Diluted	7,028	9,538	11,714	11,640	11,765	11,754	11,805

Balance sheet data (end of period):
Cash and cash equivalents	$3,449	$22,267	$28,466	$18,996	$14,894		$23,924
Short-term investments	—	—	26,169	22,585	32,630		—
Working capital	16,052	18,354	62,874	58,369	59,691		31,354
Total assets	89,544	118,455	167,772	171,293	187,107		222,903
Total debt	25,445	23,142	30,782	28,812	30,689		53,257
Total liabilities	54,336	69,843	76,781	83,950	85,172		125,383
Stockholders’ equity	35,208	48,612	90,991	87,343	101,935		97,520

Cash flow data from continuing operations:
Net cash provided by operating activities	$4,171	$31,266	$23,089	$9,846	$14,648
Net cash used in investing activities	(5,809)	(10,972)	(52,358)	(46,567)	(28,586)
Net cash provided by (used in) financing activities	2,436	(1,476)	35,468	33,450	366

Other operating data:
EBITDA(unaudited) (2)	$9,520	$20,288	$25,691	$19,965	$20,040	$30,626	$39,842
Capital expenditures	3,555	11,392	27,055	24,706	23,033	27,268	27,394
Backlog at end of period (unaudited)(3)	232,000	307,000	395,000	418,000	367,000		494,000

(1)	The high level of profitability for the nine months ended September 30, 2007 reflects the exceptional profitability of specific ongoing RHB prospects, and we do not expect the high level of profitability to be normal for RHB going forward.

(2)	EBITDA is defined as net income before net interest expense, income tax expense, and depreciation and amortization. EBITDA is a non-GAAP financial measure that we use for our internal budgeting process, which excludes the effects of financing costs, income taxes and non-cash depreciation and amortization. Although EBITDA is a common alternative measure of performance used by investors, financial analysts and rating agencies to assess operating performance for companies in our industry, it is not a substitute for other GAAP financial measures such as net income or operating income as calculated and presented in accordance with GAAP. Furthermore, we believe that the non-GAAP EBITDA financial measure is useful to investors in providing greater transparency to the information used by management in its operational and investment decision making. Our non-GAAP financial measures may be different from such measures used by other companies. We urge you to review the GAAP financial measures included in this prospectus and our consolidated financial statements, including the notes thereto, and the other financial information contained in this prospectus and incorporated herein by reference, and not to rely on any single financial measure to evaluate our business.

A reconciliation of net income to EBITDA for each of the historical and pro forma fiscal periods indicated is as follows (in thousands):

						Pro Forma
	Historical						Nine Months
				Nine Months Ended		Year Ended	Ended
	Year Ended December 31,			September 30,		December 31,	September 30,
	2004	2005	2006	2006	2007	2006	2007

Net income	$5,653	$11,100	$13,320	$10,167	$9,752	$14,959	$20,575
Depreciation and amortization	4,545	5,064	7,011	5,574	6,764	6,681	7,894
Interest expense (income), net	1,456	1,336	(1,206)	(803)	(1,366)	1,576	908
Income tax (benefit) expense	(2,134)	2,788	6,566	5,027	4,890	7,410	10,465

EBITDA	$9,520	$20,288	$25,691	$19,965	$20,040	$30,626	$39,842

Use of non-GAAP financial measures is subject to inherent limitations because they do not include all the expenses that must be included under GAAP and because they involve the exercise of judgment of which charges should properly be excluded from the non-GAAP financial measure. EBITDA has material limitations as a performance measure because it excludes (1) interest expense, which is a necessary element of our costs and ability to generate revenues because we borrow money to finance our operations, (2) depreciation, which is a necessary element of our costs and ability to generate revenues because we use capital assets, and (3) income taxes, which we are required to pay. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from EBITDA and by presenting comparable GAAP measures more prominently in our disclosures.

(3)	Historical information does not include RHB backlog; pro forma backlog does include RHB backlog of approximately $127 million as of September 30, 2007, based on our methodology of calculating backlog. Backlog is our estimate of the billings that we expect to make in future periods on our construction contracts. We add the revenue value of new contracts to our backlog, typically when we are the low bidder on a public sector contract and management determines that there are no apparent impediments to award of the contract. At September 30, 2007, historical and pro forma backlog included approximately $12 million of low bids where the contracts had not been officially awarded. RHB had no such backlog at that date. Historically, subsequent non-awards to us of contracts relating to such low bids have not materially affected our backlog or financial condition. As construction on our contracts progresses, we increase or decrease backlog to take account changes in estimated quantities under fixed unit price contracts, as well as to reflect changed conditions, change orders and other variations from initially anticipated contract revenues and costs, including completion penalties and bonuses. We subtract from backlog the amounts we bill on contracts.

RISK FACTORS

An investment in our common stock involves various risks. Before making an investment in our common stock, you should carefully consider the following risks, as well as the other information contained in this prospectus, including our consolidated financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The risks described below are those we believe to be the material risks we face. Any of the risk factors described below could significantly and adversely affect our business, prospects, financial condition and results of operations. As a result, the trading price of our common stock could decline, and you could lose a part or all of your investment.

Risks Relating to Our Business

If we are unable to accurately estimate the overall risks or costs when we bid on a contract that is ultimately awarded to us, we may achieve a lower than anticipated profit or incur a loss on the contract.

Substantially all of our revenues and backlog are typically derived from fixed unit price contracts. Fixed unit price contracts require us to perform the contract for a fixed unit price irrespective of our actual costs. As a result, we realize a profit on these contracts only if we successfully estimate our costs and then successfully control actual costs and avoid cost overruns. If our cost estimates for a contract are inaccurate, or if we do not execute the contract within our cost estimates, then cost overruns may cause us to incur losses or cause the contract not to be as profitable as we expected. This, in turn, could negatively affect our cash flow, earnings and financial position.

The costs incurred and gross profit realized on such contracts can vary, sometimes substantially, from the original projections due to a variety of factors, including, but not limited to:

•	onsite conditions that differ from those assumed in the original bid;

•	delays caused by weather conditions;

•	contract modifications creating unanticipated costs not covered by change orders;

•	changes in availability, proximity and costs of materials, including steel, concrete, aggregates and other construction materials (such as stone, gravel, sand and oil for asphalt paving), as well as fuel and lubricants for our equipment;

•	inability to predict the costs of accessing and producing aggregates, and purchasing oil, required for asphalt paving projects;

•	availability and skill level of workers in the geographic location of a project;

•	our suppliers’ or subcontractors’ failure to perform;

•	fraud or theft committed by our employees;

•	mechanical problems with our machinery or equipment;

•	citations issued by any governmental authority, including the Occupational Safety and Health Administration;

•	difficulties in obtaining required governmental permits or approvals;

•	changes in applicable laws and regulations; and

•	claims or demands from third parties alleging damages arising from our work or from the project of which our work is part.

Many of our contracts with public sector customers contain provisions that purport to shift some or all of the above risks from the customer to us, even in cases where the customer is partly at fault. Our experience has often been that public sector customers have been willing to negotiate equitable adjustments in the contract compensation or completion time provisions if unexpected circumstances arise. If public sector customers seek to impose contractual risk-shifting provisions more aggressively, we could face increased risks, which may adversely affect our cash flow, earnings and financial position.

Economic downturns or reductions in government funding of infrastructure projects could reduce our revenues and profits and have a material adverse effect on our results of operations.

Our business is highly dependent on the amount and timing of infrastructure work funded by various governmental entities, which, in turn, depends on the overall condition of the economy, the need for new or replacement infrastructure, the priorities placed on various projects funded by governmental entities and federal, state or local government spending levels. Spending on infrastructure could decline for numerous reasons, including decreased revenues received by state and local governments for spending on such projects, including federal funding. For example, state spending on highway and other projects can be adversely affected by decreases or delays in, or uncertainties regarding, federal highway funding, which could adversely affect us, particularly in Texas. We are reliant upon contracts with the Texas Department of Transportation, or TXDOT, and the Nevada Department of Transportation, or NDOT, for a significant portion of our revenues. Recent public statements by TXDOT officials indicate potential TXDOT funding shortfalls and reductions in spending. In addition, the recent nationwide declines in home sales and increases in foreclosures could adversely affect expenditures by state and local governments, particularly in Nevada. Decreases in government funding of infrastructure projects could decrease the number of civil construction contracts available and limit our ability to obtain new contracts, which could reduce our revenues and profits.

The cancellation of significant contracts could reduce our revenues and profits and have a material adverse effect on our results of operations.

Contracts that we enter into with governmental entities can usually be canceled at any time by them with payment only for the work already completed. In addition, we could be prohibited from bidding on certain governmental contracts if we fail to maintain qualifications required by those entities. A sudden cancellation of a contract or our debarment from the bidding process could cause our equipment and work crews to remain idled for a significant period of time until other comparable work became available, which could have a material adverse effect on our business and results of operations.

We operate in Texas and Nevada, and any adverse change to the economy or business environment in Texas or Nevada could significantly affect our operations, which would lead to lower revenues and reduced profitability.

We operate in Texas and Nevada, and our Texas operations are particularly concentrated in the Houston area. Because of this concentration in specific geographic locations, we are susceptible to fluctuations in our business caused by adverse economic or other conditions in these regions, including natural or other disasters. A stagnant or depressed economy in Texas or Nevada generally, or in Houston specifically, or in any of the other markets that we serve, could adversely affect our business, results of operations and financial condition.

Our acquisition strategy involves a number of risks.

In addition to organic growth of our construction business, we intend to continue pursuing growth through the acquisition of companies or assets that may enable us to expand our project skill-sets and capabilities, enlarge our geographic markets, add experienced management and increase critical mass to enable us to bid on larger contracts. However, we may be unable to implement this growth strategy if we cannot reach agreements for potential acquisitions on acceptable terms or for other reasons. Moreover, our acquisition strategy involves certain risks, including:

•	difficulties in the integration of operations and systems;

•	difficulties applying our expertise in one market into another market;

•	the key personnel and customers of the acquired company may terminate their relationships with the acquired company;

•	we may experience additional financial and accounting challenges and complexities in areas such as tax planning and financial reporting;

•	we may assume or be held liable for risks and liabilities (including for environmental-related costs and liabilities) as a result of our acquisitions, some of which we may not discover during our due diligence;

•	our ongoing business may be disrupted or receive insufficient management attention; and

•	we may not be able to realize cost savings or other financial benefits we anticipated.

These risks apply to our recent acquisition and integration of RHB.

Future acquisitions may require us to obtain additional equity or debt financing, as well as additional surety bonding capacity, which may not be available on terms acceptable to us or at all. Moreover, to the extent that any acquisition results in additional goodwill, it will reduce our tangible net worth, which might have an adverse effect on our credit and bonding capacity.

Our industry is highly competitive, with a variety of larger companies with greater resources competing with us, and our failure to compete effectively could reduce the number of new contracts awarded to us or adversely affect our margins on contracts awarded.

Essentially all of the contracts on which we bid are awarded through a competitive bid process, with awards generally being made to the lowest bidder, but sometimes recognizing other factors, such as shorter contract schedules or prior experience with the customer. Within our markets, we compete with many national, regional and local construction firms. Some of these competitors have achieved greater market penetration than we have in the markets in which we compete, and some have greater financial and other resources than we do. In addition, there are a number of national companies in our industry that are larger than we are and that, if they so desire, could establish a presence in our markets and compete with us for contracts. In some markets, such as Nevada, where home building projects have slowed, construction companies that lack available work in the home building market have begun bidding on highway construction contracts. As a result, we may need to accept lower contract margins in order to compete against competitors that have the ability to accept awards at lower prices or have a pre-existing relationship with a customer. If we are unable to compete successfully in our markets, our relative market share and profits could be reduced.

Our dependence on subcontractors and suppliers of materials (including petroleum-based products) could increase our costs and impair our ability to complete contracts on a timely basis or at all, which would adversely affect our profits and cash flow.

We rely on third-party subcontractors to perform some of the work on many of our contracts. We generally do not bid on contracts unless we have the necessary subcontractors committed for the anticipated scope of the contract and at prices that we have included in our bid, except for trucking arrangements needed for our Nevada operations. Therefore, to the extent that we cannot engage subcontractors, our ability to bid for contracts may be impaired. In addition, if a subcontractor is unable to deliver its services according to the negotiated terms for any reason, including the deterioration of its financial condition, we may suffer delays and be required to purchase the services from another source at a higher price. This may reduce the profit to be realized, or result in a loss, on a contract.

We also rely on third-party suppliers to provide most of the materials (including aggregates, concrete, steel and pipe) for our contracts, except in Nevada where RHB sources and produces most of its own aggregates. We do not own or operate any quarries in Texas, and there are no naturally occurring sources of aggregates in the Houston metropolitan area. We normally do not bid on contracts unless we have commitments from suppliers for the materials required to complete the contract and at prices that we have included in our bid, except for some aggregates that RHB uses in its construction projects. Thus, to the extent that we cannot obtain commitments from our suppliers for materials, our ability to bid for contracts may be impaired. In addition, if a supplier is unable to deliver materials according to the negotiated terms of a supply agreement for any reason, including the deterioration of its financial condition, we may suffer delays and be required to purchase the materials from another source at a higher price. This may reduce the profit to be realized, or result in a loss, on a contract.

Diesel fuel and other petroleum-based products are utilized to operate the plants and equipment on which we rely to perform our construction contracts. In addition, RHB uses oil in combination with aggregates to produce asphalt used in its road and highway construction projects. Decreased supplies of such products relative to demand, unavailability of petroleum supplies due to refinery turnarounds, and other factors can increase the cost of such products. Future increases in the costs of fuel and other petroleum-based products used in our business, particularly if a bid has been submitted for a contract and the costs of such products have been estimated at amounts less than the actual costs thereof, could result in a lower profit, or a loss, on a contract.

We may not accurately assess the quality, and we may not accurately estimate the quantity, availability and cost, of aggregates we plan to produce, particularly for projects in rural areas of Nevada, which could have a material adverse effect on our results of operations.

Particularly for projects in rural areas of Nevada, we typically estimate these factors for anticipated aggregate sources that we have not previously used to produce aggregates, which increases the risk that our estimates may be inaccurate. Inaccuracies in our estimates regarding aggregates could result in significantly higher costs to supply aggregates needed for our projects, as well as potential delays and other inefficiencies. As a result, our failure to accurately assess the quality, quantity, availability and cost of aggregates could cause us to incur losses, which could materially adversely affect our results of operations.

We may not be able to fully realize the revenue anticipated by our reported backlog.

Almost all of the contracts included in backlog are awarded by public sector customers through a competitive bid process, with the award generally being made to the lowest bidder. We add new contracts to our backlog, typically when we are the low bidder on a public sector contract and management determines that there are no apparent impediments to award of the contract. As construction on our contracts progresses, we increase or decrease backlog to take account of changes in estimated quantities under fixed unit price contracts, as well as to reflect changed conditions, change orders and other variations from initially anticipated contract revenues and costs, including completion penalties and bonuses. We subtract from backlog the amounts we bill on contracts.

Most of the contracts with our public sector customers can be terminated at their discretion. If a customer cancels, suspends, delays or reduces a contract, we may be reimbursed for certain costs but typically will not be able to bill the total amount that had been reflected in our backlog. Cancellation of one or more contracts that constitute a large percentage of our backlog, and our inability to find a substitute contract, would have a material adverse effect on our business, results of operations and financial condition.

If we are unable to attract and retain key personnel and skilled labor, or if we encounter labor difficulties, our ability to bid for and successfully complete contracts may be negatively impacted.

Our ability to attract and retain reliable, qualified personnel is a significant factor that enables us to successfully bid for and profitably complete our work. This includes members of our management, project managers, estimators, supervisors, foremen, equipment operators and laborers. The loss of the services of any of our management could have a material adverse effect on us. Our future success will also depend on our ability to hire and retain, or to attract when needed, highly-skilled personnel. Competition for these employees is intense, and we could experience difficulty hiring and retaining the personnel necessary to support our business. If we do not succeed in retaining our current employees and attracting, developing and retaining new highly-skilled employees, our reputation may be harmed and our future earnings may be negatively impacted.

In Texas, we rely heavily on immigrant labor. Any adverse changes to existing laws and regulations, or changes in enforcement requirements or practices, applicable to employment of immigrants could negatively impact the availability and cost of the skilled personnel and labor we need, particularly in Texas. We may not be able to continue to attract and retain sufficient employees at all levels due to changes in immigration enforcement practices or compliance standards or for other reasons.

In Nevada, a substantial portion of our equipment operators and laborers are unionized. Any work stoppage or other labor dispute involving our unionized workforce would have a material adverse effect on our operations and operating results in Nevada.

Our contracts may require us to perform extra or change order work, which can result in disputes and adversely affect our working capital, profits and cash flows.

Our contracts generally require us to perform extra or change order work as directed by the customer even if the customer has not agreed in advance on the scope or price of the extra work to be performed. This process may result in disputes over whether the work performed is beyond the scope of the work included in the original project plans and specifications or, if the customer agrees that the work performed qualifies as extra work, the price that the customer is willing to pay for the extra work. These disputes may not be settled to our satisfaction. Even when the customer agrees to pay for the extra work, we may be required to fund the cost of such work for a lengthy period of time until the change order is approved by the customer and we are paid by the customer.

To the extent that actual recoveries with respect to change orders or amounts subject to contract disputes or claims are less than the estimates used in our financial statements, the amount of any shortfall will reduce our future revenues and profits, and this could have a material adverse effect on our reported working capital and results of operations. In addition, any delay caused by the extra work may adversely impact the timely scheduling of other project work and our ability to meet specified contract milestone dates.

Our failure to meet schedule or performance requirements of our contracts could adversely affect us.

In most cases, our contracts require completion by a scheduled acceptance date. Failure to meet any such schedule could result in additional costs, penalties or liquidated damages being assessed against us, and these could exceed projected profit margins on the contract. Performance problems on existing and future contracts could cause actual results of operations to differ materially from those anticipated by us and could cause us to suffer damage to our reputation within the industry and among our customers.

Unanticipated adverse weather conditions may cause delays, which could slow completion of our contracts and negatively affect our current and future revenues and cash flow.

Because all of our construction projects are built outdoors, work on our contracts is subject to unpredictable weather conditions, which could become more frequent or severe if general climatic changes occur. For example, evacuations in Texas due to Hurricane Rita resulted in our inability to perform work on all Houston-area contracts for several days. Lengthy periods of wet weather will generally interrupt construction, and this can lead to under-utilization of crews and equipment, resulting in less efficient rates of overhead recovery. For example, during much of 2007, we experienced an above-average number of days and amount of rainfall across our Texas markets, which impeded our ability to work on construction projects and reduced our gross profit. While revenues can be recovered following a period of bad weather, it is generally impossible to recover the efficiencies, and significant periods of bad weather typically reduce profitability of affected contracts both in the current period and during the future life of affected contracts. Such reductions in contract profitability negatively affect our results of operations in current and future periods until the affected contracts are completed.

Timing of the award and performance of new contracts could have an adverse effect on our operating results and cash flow.

At any point in time, a substantial portion of our revenues may be derived from a limited number of large construction contracts. It is generally very difficult to predict whether and when new contracts will be offered for tender, as these contracts frequently involve a lengthy and complex design and bidding process, which is affected by a number of factors, such as market conditions, financing arrangements and governmental approvals. Because of these factors, our results of operations and cash flows may fluctuate from quarter to quarter and year to year, and the fluctuation may be substantial.

The uncertainty of the timing of contract awards may also present difficulties in matching the size of our equipment fleet and work crews with contract needs. In some cases, we may maintain and bear the cost of more equipment and ready work crews than are currently required, in anticipation of future needs for existing contracts or expected future contracts. If a contract is delayed or an expected contract award is not received, we would incur costs that could have a material adverse effect on our anticipated profit.

In addition, the timing of the revenues, earnings and cash flows from our contracts can be delayed by a number of factors, including adverse weather conditions such as prolonged or intense periods of rain, storms or flooding, delays in receiving material and equipment from suppliers and changes in the scope of work to be performed. Such delays, if they occur, could have adverse effects on our operating results for current and future periods until the affected contracts are completed.

Our dependence on a limited number of customers could adversely affect our business and results of operations.

Due to the size and nature of our construction contracts, one or a few customers have in the past and may in the future represent a substantial portion of our consolidated revenues and gross profits in any one year or over a period of several consecutive years. For example, in 2006, approximately 84% of our revenue was generated from three customers, and approximately 90% of RHB’s revenue was generated from one customer. Similarly, our backlog frequently reflects multiple contracts for individual customers; therefore, one customer may comprise a significant percentage of backlog at a certain point in time. An example of this is TXDOT, with which we had 21 contracts representing an aggregate of approximately 69% of our backlog at September 30, 2007. Similarly, seven contracts with NDOT represented 100% of RHB’s backlog at September 30, 2007. The loss of business from any one of such customers could have a material adverse effect on our business or results of operations. Because we do not maintain any reserves for payment defaults, a default or delay in payment on a significant scale could materially adversely affect our business, results of operations and financial condition.

We may incur higher costs to lease, acquire and maintain equipment necessary for our operations, and the market value of our owned equipment may decline.

We have traditionally owned most of the construction equipment used to build our projects. To the extent that we are unable to buy construction equipment necessary for our needs, either due to a lack of available funding or equipment shortages in the marketplace, we may be forced to rent equipment on a short-term basis, which could increase the costs of performing our contracts.

The equipment that we own or lease requires continuous maintenance, for which we maintain our own repair facilities. If we are unable to continue to maintain the equipment in our fleet, we may be forced to obtain third-party repair services, which could increase our costs. In addition, the market value of our equipment may unexpectedly decline at a faster rate than anticipated. Such a decline would reduce the borrowing base under our credit facility, thereby reducing the amount of credit available to us and impeding our ability to continue to expand our business.

An inability to obtain bonding could limit the aggregate dollar amount of contracts that we are able to pursue.

As is customary in the construction business, we are required to provide surety bonds to secure our performance under construction contracts. Our ability to obtain surety bonds primarily depends upon our capitalization, working capital, past performance, management expertise and reputation and certain external factors, including the overall capacity of the surety market. Surety companies consider such factors in relationship to the amount of our backlog and their underwriting standards, which may change from time to time. Events that affect the insurance and bonding markets generally may result in bonding becoming more difficult to obtain in the future, or being available only at a significantly greater cost. Our inability to obtain adequate bonding, and, as a result, to bid on new contracts, could have a material adverse effect on our future revenues and business prospects.

Our operations are subject to hazards that may cause personal injury or property damage, thereby subjecting us to liabilities and possible losses, which may not be covered by insurance.

Our workers are subject to the usual hazards associated with providing construction and related services on construction sites, plants and quarries. Operating hazards can cause personal injury and loss of life, damage to or destruction of property, plant and equipment and environmental damage. We self-insure our workers’ compensation claims, subject to stop-loss insurance coverage. We also maintain insurance coverage in amounts and against the risks that we believe are consistent with industry practice, but this insurance may not be adequate to cover all losses or liabilities that we may incur in our operations.

Insurance liabilities are difficult to assess and quantify due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of incidents not reported and the effectiveness of our safety program. If we were to experience insurance claims or costs above our estimates, we might also be required to use working capital to satisfy these claims rather than to maintain or expand our operations. To the extent that we experience a material increase in the frequency or severity of accidents or workers’ compensation claims, or unfavorable developments on existing claims, our operating results and financial condition could be materially and adversely affected.

Environmental and other regulatory matters could adversely affect our ability to conduct our business and could require expenditures that could have a material adverse effect on our results of operations and financial condition.

Our operations are subject to various environmental laws and regulations relating to the management, disposal and remediation of hazardous substances and the emission and discharge of pollutants into the air and water. We could be held liable for such contamination created not only from our own activities but also from the historical activities of others on our project sites or on properties that we acquire or lease. Our operations are also subject to laws and regulations relating to workplace safety and worker health, which, among other things, regulate employee exposure to hazardous substances. Immigration laws require us to take certain steps intended to confirm the legal status of our immigrant labor force, but we may nonetheless unknowingly employ illegal immigrants. Violations of such laws and regulations could subject us to substantial fines and penalties, cleanup costs, third-party property damage or personal injury claims. In addition, these laws and regulations have become, and enforcement practices and compliance standards are becoming, increasingly stringent. Moreover, we cannot predict the nature, scope or effect of legislation or regulatory requirements that could be imposed, or how existing or future laws or regulations will be administered or interpreted, with respect to products or activities to which they have not been previously applied. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies, could require us to make substantial expenditures for, among other things, pollution control systems and other equipment that we do not currently possess, or the acquisition or modification of permits applicable to our activities.

RHB’s lease of an aggregate quarry in Nevada could subject us to costs and liabilities. A limited environmental assessment report that we received in connection with the RHB acquisition was inconclusive about potential environmental contamination at the quarry resulting from various mining activities and landfill operations that may have occurred on or near the property. Due to the limited nature of the report, we are unable to assess the extent of our liability, if any, at the quarry. As lessee and operator of the quarry, RHB could be held responsible for any contamination or regulatory violations resulting from activities or operations at the quarry. Any such costs and liabilities could be significant and could materially and adversely affect our business, operating results and financial condition.

We may be unable to sustain our historical revenue growth rate.

Our revenue has grown rapidly in recent years. However, we may be unable to sustain these recent revenue growth rates for a variety of reasons, including limits on additional growth in our current markets, less success in competitive bidding for contracts, limitations on access to necessary working capital and investment capital to sustain growth, limitations on access to bonding to support increased contracts and operations, inability to hire and retain essential personnel and to acquire equipment to support growth, and inability to identify acquisition candidates and successfully acquire and integrate them into our business. A decline in our revenue growth could have a material adverse effect on our financial condition and results of operations if we are unable to reduce the growth of our operating expenses at the same rate.

Terrorist attacks have impacted, and could continue to negatively impact, the U.S. economy and the markets in which we operate.

Terrorist attacks, like those that occurred on September 11, 2001, have contributed to economic instability in the United States, and further acts of terrorism, violence or war could affect the markets in which we operate, our business and our expectations. Armed hostilities may increase, or terrorist attacks, or responses from the United States, may lead to further acts of terrorism and civil disturbances in the United States or elsewhere, which may further contribute to economic instability in the United States. These attacks or armed conflicts may affect our operations or those of our customers or suppliers and could impact our revenues, our production capability and our ability to complete contracts in a timely manner.

Risks Related to Our Financial Results and Financing Plans

Actual results could differ from the estimates and assumptions that we use to prepare our financial statements.

To prepare financial statements in conformity with GAAP, management is required to make estimates and assumptions, as of the date of the financial statements, which affect the reported values of assets and liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. Areas requiring significant estimates by our management include: contract costs and profits and application of percentage-of-completion accounting and revenue recognition of contract change order claims; provisions for uncollectible receivables and customer claims and recoveries of costs from subcontractors, suppliers and others; valuation of assets acquired and liabilities assumed in connection with business combinations; and accruals for estimated liabilities, including litigation and insurance reserves. Our actual results could differ from, and could require adjustments to, those estimates.

In particular, as is more fully discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies,” we recognize contract revenue using the percentage-of-completion method. Under this method, estimated contract revenue is recognized by applying the percentage of completion of the contract for the period to the total estimated revenue for the contract. Estimated contract losses are recognized in full when determined. Contract revenue and total cost estimates are reviewed and revised on a continuous basis as the work progresses and as change orders are initiated or approved, and adjustments based upon the percentage of completion are reflected in contract revenue in the accounting period when these estimates are revised. To the extent that these adjustments result in an increase, a reduction or an elimination of previously reported contract profit, we recognize a credit or a charge against current earnings, which could be material.

We may need to raise additional capital in the future for working capital, capital expenditures and/or acquisitions, and we may not be able to do so on favorable terms or at all, which would impair our ability to operate our business or achieve our growth objectives.

Our growth has been funded in part by our utilization of net operating loss carry-forwards, or NOLs, to reduce the amounts that we have paid for income taxes, and we expect our NOLs to be fully utilized in 2007. Paying taxes will reduce cash flows from operations compared to prior periods, as we will be required to fund the payment of taxes in 2008 and future periods. To the extent that cash flow from operations is insufficient to fund future investments, make acquisitions or provide needed additional working capital, we may require additional financing from other sources of funds.

Our ability to obtain such additional financing in the future will depend in part upon prevailing capital market conditions, as well as conditions in our business and our operating results; such factors may adversely affect our efforts to arrange additional financing on terms satisfactory to us. We have pledged the proceeds and other rights under our construction contracts to our bond sureties, and we have pledged substantially all of our other assets as collateral in connection with our credit facility and mortgage debt. As a result, we may have difficulty in obtaining additional financing in the future if such financing requires us to pledge assets as collateral. In addition, under our credit facility, we must obtain the consent of our lenders to incur any amount of additional debt from other sources (subject to certain exceptions). If future financing is obtained by the issuance of additional shares of common stock, our stockholders may suffer dilution. If adequate funds are not available, or are not available on acceptable terms, we may not be able to make future investments, take advantage of acquisitions or other opportunities, or respond to competitive challenges.

We are subject to financial and other covenants under our credit facility that could limit our flexibility in managing our business.

We have a revolving credit facility that restricts us from engaging in certain activities, including restrictions on the ability (subject to certain exceptions) to:

•	make distributions and dividends;

•	incur liens or encumbrances;

•	incur indebtedness;

•	guarantee obligations;

•	dispose of a material portion of assets or otherwise engage in a merger with a third party;

•	make acquisitions; and

•	incur negative income for two consecutive quarters.

Our credit facility contains financial covenants that require us to maintain specified fixed charge coverage ratios, asset ratios and leverage ratios, and to maintain specified levels of tangible net worth. Our ability to borrow funds for any purpose will depend on our satisfying these tests. If we are unable to meet the terms of the financial covenants or fail to comply with any of the other restrictions contained in our credit facility, an event of default could occur. An event of default, if not waived by our lenders, could result in the acceleration of any outstanding indebtedness, causing such debt to become immediately due and payable. If such an acceleration occurs, we may not be able to repay such indebtedness on a timely basis. Acceleration of our credit facility could result in foreclosure on and loss of our operating assets. In the event of such foreclosure, we would be unable to conduct our business and forced to discontinue operations.

Risks Related to Our Common Stock and This Offering

Market prices of our common stock have changed significantly and could change further.

The market price of our common stock has substantially increased since January 2005, at a rate exceeding our growth in earnings generally. The market price may decline from its current levels in response to various factors and events beyond our control, including the following:

•	a shortfall in operating revenue or net income from that expected by securities analysts and investors;

•	changes in securities analysts’ estimates of our financial performance or the financial performance of our competitors or companies in our industry generally;

•	general conditions in our industry;

•	announcements of significant contracts by us or our competitors;

•	the passage of legislation or other regulatory developments that affect us adversely;

•	general conditions in the securities markets;

•	the limited trading volume of our common stock;

•	investor expectations resulting from the filing of the registration statement of which this prospectus is a part;

•	our seeking stockholder approval to increase the number of shares of common stock that we are authorized to issue, which we anticipate we may do in connection with our next annual meeting of stockholders;

•	our issuance of a significant number of shares of our common stock, including upon exercise of employee stock options or warrants; and

•	the other risk factors described herein.

Limited trading volume of our common stock may contribute to its price volatility.

The average daily trading volume for our common stock as reported by the Nasdaq during the first eleven months of 2007 was approximately 100,000 shares. Even if we achieve a wider dissemination by means of the shares offered pursuant to this prospectus, we are uncertain as to whether a more active trading market in our common stock will develop. As a result, relatively small trades may have a significant impact on the price of our common stock.

Fluctuations in our revenues, operating results and backlog may lead to reduced prices for our common stock.

Because our operating results are primarily generated from a limited number of significant construction contracts, operating results in any given fiscal quarter can vary depending on the progress achieved and changes in the estimated profitability of those particular contracts being reported. We anticipate that the exceptionally high profitability achieved by RHB on certain contracts in 2007 is unlikely to be achievable in future periods on a sustainable basis. Progress on contracts may also be delayed by unanticipated adverse weather conditions, as occurred in Texas during much of 2007. Such delays, if they occur, may result in fluctuating quarterly operating results and reduced profitability, which may in turn lead to reduced prices for our common stock.

We currently do not intend to pay dividends on our common stock and, consequently, your only opportunity to achieve a return on your investment will be if the market price of our common stock appreciates above the price that you pay for it.

We currently do not plan to declare dividends on shares of our common stock for the foreseeable future. Furthermore, the payment of dividends by us is restricted by our credit facility. See “Dividend Policy” for more information. Consequently, your only opportunity to achieve a return on your investment in our company will be if the market price of our common stock appreciates and you are able to sell your shares at a profit.

Future sales of our common stock in the public market could lower our stock price.

Our principal stockholders, directors and executive officers will beneficially own approximately 1.9 million shares of our common stock after completion of this offering. These stockholders will be free to sell those shares, subject to the limitations of Rule 144 or Rule 144(k) under the Securities Act of 1933, as amended, or the Securities Act (which are discussed under “Shares Eligible for Future Sale”), and, subject to certain exceptions, the 90-day lock-up agreements that certain of these stockholders have entered into with the underwriter. The holders of warrants to purchase 356,266 shares of our common stock have registration rights that allow them to participate in any future public offering of our shares (with certain exceptions). Registration of these restricted shares of common stock or shares purchasable under these warrants would permit their sale into the public market immediately. We cannot predict when these stockholders may sell their shares or in what volumes. However, the market price of our common stock could decline significantly if these stockholders sell a large number of shares into the public market after this offering or if the market believes that these sales may occur.

We may also issue our common stock from time to time as consideration for future acquisitions and investments. In the event that any such acquisition or investment is significant, the number of shares of our common stock that we may issue could in turn be significant. In addition, we may also grant registration rights covering those shares in connection with any such acquisition and investment.

Delaware law, our charter documents and our rights agreement may impede or discourage a takeover or change of control.

Our rights agreement, certain provisions of our restated and amended certificate of incorporation, as amended, our bylaws and the provisions of Delaware law, individually or collectively, may impede a merger, takeover or other business combination involving us or discourage a potential acquirer from making a tender offer for our common stock, which could affect the market price of our common stock.

CAUTIONARY COMMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes statements that are, or may be considered to be, “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are included throughout this prospectus and in the materials incorporated by reference into this prospectus and relate to matters such as our industry, business strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity and capital resources and other financial and operating information. We have used the words “anticipate,” “assume,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “goal,” “seek,” “forecast,” “intend,” “may,” “should,” “would,” “plan,” “potential,” “predict,” “project,” “will,” “future” and similar terms and phrases to identify forward-looking statements in this prospectus.

Forward-looking statements reflect our current expectations regarding future events, results or outcomes. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, our business and operations involve numerous risks and uncertainties, many of which are beyond our control, that could result in our expectations not being realized or otherwise could materially affect our financial condition, results of operations and cash flows.

Actual events, results and outcomes may differ materially from our expectations due to a variety of factors. Although it is not possible to identify all of these factors, they include, among others, the following:

•	changes in general economic conditions and resulting reductions or delays in, or uncertainties regarding, governmental funding for infrastructure services;

•	adverse economic conditions in our markets;

•	delays or difficulties related to the commencement or completion of contracts, including additional costs, reductions in revenues or the payment of completion penalties or liquidated damages;

•	actions of suppliers, subcontractors, customers, competitors and others which are beyond our control;

•	the estimates inherent in our percentage-of-completion accounting policies;

•	possible cost increases;

•	our dependence on a few significant customers;

•	adverse weather conditions;

•	the presence of competitors with greater financial resources than we have and the impact of competitive services and pricing;

•	our ability to successfully identify, complete and integrate acquisitions; and

•	the other factors incorporated by reference as described under “Risk Factors.”

In reading this prospectus, you should consider these factors carefully in evaluating any forward-looking statements, and you are cautioned not to place undue reliance on forward-looking statements. Although we believe that our plans, intentions and expectations reflected in, or suggested by, the forward-looking statements that we make in this prospectus and in the documents incorporated by reference into this prospectus are reasonable, we can provide no assurance that they will be achieved.

The forward-looking statements included herein and in the documents incorporated by reference into this prospectus are made only as of the date hereof or thereof, and we undertake no obligation to update any information contained in this prospectus or in the documents incorporated herein by reference or to publicly release the results of any revisions to any forward-looking statements to reflect events or circumstances that occur, or that we become aware of after the date of this prospectus, except as may be required by applicable securities laws.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of 1,600,000 shares of our common stock in this offering, assuming an offering price of $23.49 per share, will be approximately $34.9 million ($40.3 million if the underwriter’s option to purchase additional shares is exercised in full), after deducting estimated underwriting discounts and commissions and estimated offering expenses.

We intend to use the net proceeds from this offering:

•	to repay indebtedness outstanding under our credit facility; and

•	to strengthen our balance sheet, including our working capital, in order to fund our business operations and provide liquidity for future growth.

The indebtedness to be repaid consists of revolving borrowings under our credit agreement with Comerica Bank, as a lender and as agent for the lenders from time to time party thereto. Borrowings under our credit agreement currently bear interest at an average rate of 7.75%. The credit agreement was entered into October 31, 2007, when approximately $22.4 million was borrowed to fund a portion of our costs in completing the acquisition of RHB. The amount of borrowings under our credit facility fluctuates from time to time. The actual amount of net proceeds from the offering used to repay our indebtedness under our credit facility will depend on the amounts that are outstanding at the time of repayment.

Throughout this prospectus, we have assumed an offering price of $23.49 per share, which is equal to the last reported sales price per share of our common stock on the Nasdaq on December 6, 2007. Each $1.00 change in the actual per share offering price from the price assumed in the prospectus would change by approximately $1.5 million the amount of our net proceeds available to strengthen our balance sheet after funding the repayment of indebtedness referenced above. A 10% decrease in the number of shares of common stock sold in this offering would decrease the net proceeds to us from this offering by approximately $3.6 million, after deducting the estimated underwriting discounts and commissions and offering expenses.

MARKET PRICE OF COMMON STOCK

Our common stock traded on AMEX under the symbol “STV” through January 19, 2006 and began trading on the Nasdaq under the symbol “STRL” on January 20, 2006. The quarterly market high and low sales prices for our common stock for 2005, 2006 and 2007 are summarized below:

	High	Low

Year Ended December 31, 2005
First Quarter	$7.97	$5.16
Second Quarter	$9.00	$6.70
Third Quarter	$28.35	$7.25
Fourth Quarter	$26.98	$16.06
Year Ended December 31, 2006
First Quarter	$24.85	$15.05
Second Quarter	$33.00	$21.25
Third Quarter	$30.99	$16.51
Fourth Quarter	$25.34	$18.91
Year Ended December 31, 2007
First Quarter	$22.74	$17.42
Second Quarter	$23.86	$18.90
Third Quarter	$23.97	$18.64
Fourth Quarter (through December 7, 2007)	$26.98	$22.00

On December 7, 2007, the closing sale price of our common stock as reported on the Nasdaq was $23.49 per share. At November 30, 2007, there were approximately 1,255 holders of record of our common stock.

DIVIDEND POLICY

We have never paid any cash dividends on our common stock. For the foreseeable future, we intend to retain any earnings in our business, and we do not anticipate paying any cash dividends. Whether or not we declare any dividends will be at the discretion of our board of directors, considering then-existing conditions, including our financial condition and results of operations, capital requirements, bonding prospects, contractual restrictions (including those under our revolving credit agreements), business prospects and other factors that our board of directors considers relevant.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2007:

•	on an actual basis;

•	on a pro forma basis, assuming the RHB acquisition and the borrowing under our credit facility in connection therewith had been effected on September 30, 2007; and

•	on a pro forma as adjusted basis, assuming the RHB acquisition and the borrowing under our credit facility in connection therewith had been effected on September 30, 2007 and reflecting the application of the net proceeds from this offering, after deducting approximately $1.9 million for the underwriting discounts and commissions payable by us and estimated offering expenses of approximately $775,000, as set forth under “Use of Proceeds.”

For purposes of the pro forma as adjusted column of the capitalization table below, we have assumed the net proceeds from this offering will be $34.9 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase or decrease in the offering price would change each of the total stockholders’ equity and total capitalization line items by approximately $1.5 million, after taking into account corresponding changes in the underwriting discounts and commissions payable by us. A 10% decrease in the number of shares of common stock sold in this offering would decrease the net proceeds to us from this offering by approximately $3.6 million, after deducting the estimated underwriting discounts and commissions and offering expenses.

You should read this table in conjunction with “Use of Proceeds,” “Selected Historical Financial and Operating Data,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	At September 30, 2007
			Pro Forma
	Actual	Pro Forma	As Adjusted
	(Amounts in thousands, except share data)

Debt:
Current maturities of long-term debt(1)	$123	$190	$190
Long-term debt:
Revolving credit facility(2)	30,000	52,400	17,470
Mortgages(1)	566	667	667
Other indebtedness	—	—	—

Total debt	30,689	53,257	18,327

Stockholders’ equity:
Common stock, $0.01 par value, 14,000,000 shares authorized; 11,017,310 shares issued and outstanding, actual; 11,058,012 shares issued and outstanding, pro forma; 12,760,692 shares issued and outstanding, pro forma as adjusted(3)	110	111	127
Preferred stock, $0.01 par value, 1,000,000 shares authorized; no shares issued and outstanding	—	—	—
Accumulated deficit	(13,996)	(13,996)	(13,996)
Additional paid-in capital	115,821	111,405	146,319

Total stockholders’ equity	101,935	97,520	132,450

Total capitalization	$132,624	$150,777	$150,777

(1)	The mortgage in the original principal amount of $1.1 million on land and facilities where our headquarters is located had a floating rate of interest at September 30, 2007 of 8.0% per annum, repayable over 15 years commencing in 2001. This mortgage is cross-collateralized with a prior mortgage on the land and equipment repair facilities, which were purchased in 1998, in the original amount of $500,000, repayable over 15 years with an interest rate of 9.3% per annum.

(2)	The revolving credit facility in place on September 30, 2007 provided for revolving loans up to a maximum of $35.0 million with a maturity date of May 10, 2009. The average interest rate on revolving debt outstanding during the nine months ended September 30, 2007 was approximately 8.25%.

(3)	At September 30, 2007, we had 11,017,310 shares of common stock outstanding; 657,446 shares of common stock reserved for issuance upon the exercise of outstanding stock options at a weighted average exercise price per share of $6.99; and 356,266 shares of common stock reserved for issuance upon the exercise of outstanding warrants at an exercise price per share of $1.50. The issuance of shares in this offering will reduce the total number of remaining authorized and unissued shares, 415,650 of which will be available for future awards under our stock option plan (78,276 if the underwriter’s over-allotment option is exercised in full).

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

The following tables set forth our summary historical financial and operating data for the periods indicated. The summary condensed consolidated statement of operations and cash flow data for the years ended December 31, 2004, 2005 and 2006, and the summary condensed consolidated balance sheet data as of December 31, 2005 and 2006, have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The summary condensed consolidated statement of operations and cash flow data for 2002 and 2003, and the condensed consolidated balance sheet data as of December 31, 2002, 2003 and 2004, have been derived from our audited consolidated financial statements, which are not included in this prospectus. The summary condensed consolidated financial data as of and for the nine months ended September 30, 2006 and 2007, are derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the unaudited periods. The summary historical financial and operating data as of and for the nine months ended September 30, 2007, are not necessarily indicative of the results that may be obtained for a full year.

The information presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes thereto included elsewhere in this prospectus.

						Nine Months Ended
	Year Ended December 31,					September 30,
	2002	2003	2004	2005	2006	2006	2007
						(Unaudited)
	(in thousands, except per share data)

Statement of Operations Data:
Revenues	$111,747	$149,006	$132,478	$219,439	$249,348	$185,233	$217,877
Cost of revenues	98,935	131,181	119,217	195,683	220,801	163,358	196,284

Gross profit	12,812	17,825	13,261	23,756	28,547	21,875	21,593
General and administrative expenses, and other	6,862	7,400	7,696	9,091	10,549	7,928	8,292

Operating income	5,950	10,425	5,565	14,665	17,998	13,947	13,301
Interest expense (income), net	2,427	1,842	1,456	1,336	(1,206)	(803)	(1,366)

Income from continuing operations before minority interest and income taxes	3,523	8,583	4,109	13,329	19,204	14,750	14,667
Minority interest	(873)	(1,627)	(962)	—	—	—	—

Income from continuing operations before income taxes	2,650	6,956	3,147	13,329	19,204	14,750	14,667
Income tax (benefit) expense	(174)	1,752	(2,134)	2,788	6,566	5,027	4,890

Net income from continuing operations	2,824	5,204	5,281	10,541	12,638	9,723	9,777
Net income (loss) from discontinued operations	528	215	372	559	682	444	(25)

Net income	$3,352	$5,419	$5,653	$11,100	$13,320	$10,167	$9,752

Basic income per share:
Continuing operations	$0.56	$1.02	$0.99	$1.36	$1.19	$0.93	$0.89
Discontinued operations	0.10	0.04	0.07	0.07	0.06	0.04	0.00

Net income	$0.66	$1.06	$1.06	$1.43	$1.25	$0.97	$0.89

Diluted income per share:
Continuing operations	$0.46	$0.80	$0.75	$1.11	$1.08	$0.84	$0.83
Discontinued operations	0.09	0.03	0.05	0.05	0.06	0.04	0.00

Net income	$0.55	$0.83	$0.80	$1.16	$1.14	$0.88	$0.83

						Nine Months Ended
	Year Ended December 31,					September 30,
	2002	2003	2004	2005	2006	2006	2007
						(Unaudited)
	(in thousands, except per share data)

Weighted average number of shares outstanding used in computing per share amounts:
Basic	5,062	5,090	5,343	7,775	10,583	10,455	10,963
Diluted	6,102	6,488	7,028	9,538	11,714	11,640	11,765
Balance sheet data (end of period):
Cash and cash equivalents	$2,111	$2,651	$3,449	$22,267	$28,466	$18,996	$14,894
Short-term investments	—	—	—	—	26,169	22,585	32,630
Working capital	9,556	6,834	16,052	18,354	62,874	58,369	59,691
Total assets	72,757	75,578	89,544	118,455	167,772	171,293	187,107
Total debt	32,784	20,058	25,445	23,142	30,782	28,812	30,689
Total liabilities	61,931	58,942	54,336	69,843	76,781	83,950	85,172
Stockholders’ equity	10,825	16,636	35,208	48,612	90,991	87,343	101,935
Cash flow data from continuing operations:
Net cash provided by operating activities	$5,004	$18,185	$4,171	$31,266	$23,089	$9,846	$14,648
Net cash used in investing activities	(6,801)	(4,270)	(5,809)	(10,972)	(52,358)	(46,567)	(28,586)
Net cash provided by (used in) financing activities	1,288	(13,376)	2,436	(1,476)	35,468	33,450	366
Other operating data:
EBITDA (unaudited)(1)	$9,360	$13,703	$9,520	$20,288	$25,691	$19,965	$20,040
Capital expenditures	4,245	4,340	3,555	11,392	27,055	24,706	23,033
Backlog at end of period (unaudited)(2)	138,000	120,000	232,000	307,000	395,000	418,000	367,000

(1)	EBITDA is defined as net income before net interest expense, income tax expense, and depreciation and amortization. EBITDA is a non-GAAP financial measure that we use for our internal budgeting process, which excludes the effects of financing costs, income taxes and non-cash depreciation and amortization. Although EBITDA is a common alternative measure of performance used by investors, financial analysts and rating agencies to assess operating performance for companies in our industry, it is not a substitute for other GAAP financial measures such as net income or operating income as calculated and presented in accordance with GAAP. Furthermore, we believe that the non-GAAP EBITDA financial measure is useful to investors in providing greater transparency to the information used by management in its operational and investment decision making. Our non-GAAP financial measures may be different from such measures used by other companies. We urge you to review the GAAP financial measures included in this prospectus and our consolidated financial statements, including the notes thereto, and the other financial information contained in this prospectus and incorporated herein by reference, and not to rely on any single financial measure to evaluate our business.

A reconciliation of net income to EBITDA for each of the fiscal periods indicated is as follows (in thousands):

						Nine Months Ended
	Year Ended December 31,					September 30,
	2002	2003	2004	2005	2006	2006	2007

Net income	$3,352	$5,419	$5,653	$11,100	$13,320	$10,167	$9,752
Depreciation and amortization	3,755	4,690	4,545	5,064	7,011	5,574	6,764
Interest expense (income), net	2,427	1,842	1,456	1,336	(1,206)	(803)	(1,366)
Income tax (benefit) expense	(174)	1,752	(2,134)	2,788	6,566	5,027	4,890

EBITDA	$9,360	$13,703	$9,520	$20,288	$25,691	$19,965	$20,040

Use of non-GAAP financial measures is subject to inherent limitations because they do not include all the expenses that must be included under GAAP and because they involve the exercise of judgment of which charges should properly be excluded from the non-GAAP financial measure. EBITDA has material limitations as a performance measure because it excludes (1) interest expense, which is a necessary element of our costs and ability to generate revenues because we borrow money to finance our operations, (2) depreciation, which is a necessary element of our costs and ability to generate revenues because we use capital assets, and (3) income taxes, which we are required to pay. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from EBITDA and by presenting comparable GAAP measures more prominently in our disclosures.

(2)	Historical information does not include RHB backlog, which was approximately $127 million at September 30, 2007, based on our methodology of calculating backlog, Backlog is our estimate of the billings that we expect to make in future periods on our construction contracts. We add the revenue value of new contracts to our backlog, typically when we are the low bidder on a public sector contract and management determines that there are no apparent impediments to award of the contract. At September 30, 2007, backlog included approximately $12 million of low bids where the contracts had not been officially awarded. RHB had no such backlog at that date. Historically, subsequent non-awards to us of contracts relating to such low bids have not materially affected our backlog or financial condition. As construction on our contracts progresses, we increase or decrease backlog to take account changes in estimated quantities under fixed unit price contracts, as well as to reflect changed conditions, change orders and other variations from initially anticipated contract revenues and costs, including completion penalties and bonuses. We subtract from backlog the amounts we bill on contracts.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information gives effect to our acquisition of a 91.67% interest in RHB, accounted for as a business combination using the purchase method of accounting. The preliminary allocation of the purchase price used in the unaudited pro forma condensed combined financial information is based on management’s preliminary valuation. The estimates and assumptions are subject to change upon the finalization of valuations, which are contingent upon final appraisals of plant and equipment, identifiable intangible assets, adjustments to contract-related and other accounts and the results of operations in October 2007. Revisions to the preliminary purchase price allocation could result in significant deviations from the accompanying pro forma information.

The pro forma condensed combined statements of income reflect the acquisition of RHB as if it occurred on January 1, 2006. The historical results of operations included in the unaudited pro forma condensed combined statement of income for the fiscal year ended December 31, 2006 were derived from the audited financial statements of each entity, included elsewhere in this prospectus. The historical results of operations included in the unaudited pro forma condensed combined statement of income for the nine months ended September 30, 2007 were derived from the unaudited financial statements of each entity, included elsewhere in this prospectus.

The pro forma condensed combined balance sheet reflects the acquisition of RHB as if it occurred on September 30, 2007. The historical balance sheets of Sterling Construction and RHB included in the unaudited pro forma condensed combined balance sheet were derived from the unaudited financial statements of each entity, included elsewhere in this prospectus.

This unaudited pro forma condensed combined financial information has been prepared by management for illustrative purposes only. The unaudited pro forma condensed combined financial information is not intended to represent or be indicative of the financial position or results of operations in future periods or the results that actually would have been realized had Sterling Construction and RHB been a combined company during the specified periods. Additionally, classifications of certain financial accounts of the acquired company may differ from those of Sterling Construction. The unaudited pro forma condensed combined financial information reflects the acquisition of the interest in RHB, which we financed with a combination of proceeds from the sale of short-term investments, repayment of an amount receivable, borrowings under our new credit facility and 40,702 shares of common stock issued in the acquisition. The proceeds of this offering, a portion of which will be used to repay our credit facility borrowings, have not been reflected in the pro forma results. The unaudited pro forma condensed combined financial information, including the notes thereto, is qualified in its entirety by reference to, and should be read in conjunction with, the historical financial statements and notes thereto included elsewhere in this prospectus.

STERLING CONSTRUCTION COMPANY, INC.
Unaudited Pro Forma Condensed Combined Balance Sheet
At September 30, 2007

	Sterling	Road and
	Construction	Highway Builders,	Pro Forma		Pro Forma
	Company, Inc.	LLC	Adjustments		Combined
	(Amounts in Thousands)

Current Assets
Cash	$14,894	$0	$9,030	(a)(b)(d)(e)(f)	$23,924
Short-term investments	32,630	0	(32,630	) (e)	0
Contract receivables, including retention	52,498	5,434			57,932
Costs and estimated earnings in excess of billings on uncompleted contracts	7,247	553			7,800
Inventories	1,047	449			1,496
Due from related party	0	12,000	(12,000	) (a)	0
Deferred tax asset	1,038	0			1,038
Other current assets	1,968	237			2,205

Total Current Assets	111,322	18,673	(35,600)		94,395
Property and Equipment	88,009	17,712	(566	) (c)(g)	105,155
Less: Accumulated depreciation	(25,619)	(6,719)	44	(c)	(32,294)

	62,390	10,993	(522)		72,861
Investment in RHB	0	0	0	(f)(g)	0
Goodwill	12,735	0	42,252	(g)	54,987
Other assets	660	0			660

Total Assets	$187,107	$29,666	$6,130		$222,903

Current Liabilities
Excess of outstanding checks over bank balance	$0	$1,756	$		$1,756
Current maturities of long term debt	123	67			190
Accounts payable	22,257	5,886			28,143
Billings in excess of costs and estimated earnings on uncompleted contracts	21,979	3,035			25,014
Accrued expenses	7,272	666			7,938

Total Current Liabilities	51,631	11,410			63,041
Long term debt, less current maturities	30,566	101	(22,400	) (d)	53,067
Deferred tax liability	2,975	0			2,975
Minority interest in RHB	0	0	(6,300	) (g)	6,300

Total Liabilities	85,172	11,511	(28,700)		125,383
Equity
Common stock	110	0	(1	) (f)	111
Additional paid-in capital	115,821	0	(4,416	) (f)(g)	111,405
Accumulated deficit	(13,996)	0			(13,996)
Members’ equity	0	18,155	18,155	(b)(c)(g)	0

Total Equity	101,935	18,155	22,570		97,520

Total Liabilities and Equity	$187,107	$29,666	$(6,130)		$222,903

STERLING CONSTRUCTION COMPANY, INC.
Unaudited Pro Forma Condensed Combined Balance Sheet
Pro Forma Entries and Explanatory Notes
At September 30, 2007

		Amounts in
Pro Forma Entries		Thousands

(a)	Collection in October 2007 of receivable due from Fisher Sand & Gravel, a related party of RHB
	Cash	$12,000
	Due from related party	(12,000)
(b)	October 2007 cash distributions to Members of RHB
	Members’ equity	$6,000
	Cash	(6,000)
(c)	October 2007 distribution of land and buildings to Members of RHB
	Accumulated depreciation	$44
	Property and equipment	(1,566)
	Members’ equity	1,522
(d)	Cash borrowed under new credit facility to purchase RHB
	Cash	$22,400
	Long-term debt	(22,400)
(e)	Liquidation of investments to fund a portion of the purchase price of RHB
	Cash	$32,630
	Short-term investments	(32,630)
(f)	Cash and common stock paid to purchase investment in RHB
	Investment in RHB	$53,000
	Cash	(52,000)
	Common stock	(1)
	Additional paid-in capital	(999)
(g)	Entries in consolidation to reflect goodwill, step-up in basis of property and equipment and minority interest in RHB
	Goodwill	$42,252
	Property and equipment	1,000
	Additional paid-in capital	5,415
	Members’ equity	10,633
	Investment in RHB	(53,000)
	Minority interest in RHB (cost basis)	(6,300)

	Summary of Purchase Price and Pro Forma Preliminary Allocation of Purchase Price

	Summary of Purchase Price —
	Cash borrowed under new credit facility	$22,400
	Issuance of common stock	1,000
	Cash from sale of short-term investments	29,600

	Total purchase price	$53,000

	Pro Forma Preliminary Allocation of Purchase Price —
	Working capital	$1,263
	Property and equipment	10,471
	Long-term debt, less current maturities	(101)
	Goodwill	42,252
	Minority interest	(885)

	Total preliminary purchase price allocation	$53,000

STERLING CONSTRUCTION COMPANY, INC.
Unaudited Pro Forma Condensed Combined Statements of Income

	Year Ended December 31, 2006					Nine Months Ended September 30, 2007
	Sterling	Road and				Sterling	Road and
	Construction	Highway			Pro	Construction	Highway			Pro
	Company,	Builders,	Pro Forma		Forma	Company,	Builders,	Pro Forma		Forma
	Inc.	LLC	Adjustments		Combined	Inc.	LLC	Adjustments		Combined
	(Amounts in thousands, except per share amounts)

Statement of Operations Data:
Revenues	$249,348	$37,163	$		$286,511	$217,877	$64,920	$		$282,797
Costs of earned contract revenues	220,801	31,467			252,268	196,284	44,115			240,399

Gross profit	28,547	5,696			34,243	21,593	20,805			42,398
General and administrative expenses	(10,825)	(462)			(11,287)	(8,725)	(399)			(9,124)
Other operating income	276	549			825	433	0			433

Operating income	17,998	5,783			23,781	13,301	20,406			33,707
Other income
Interest income	1,426	487	(1,426	) (c)	487	1,421	471	(1,421	) (c)	471
Gain on sale of land & buildings	0	0			0	0	90			90
Interest expense	(220)	(52)	(1,792	) (a)	(2,064)	(55)	(70)	(1,344	) (a)	(1,469)

Income from continuing operations before minority interest and income taxes	19,204	6,219	(3,218)		22,205	14,667	20,897	(2,765)		32,799
Minority interest	0	0	(518	) (d)	(518)	0	0	(1,734	) (d)	(1,734)

Income from continuing operations before income taxes	19,204	6,219	(3,736)		21,687	14,667	20,897	(4,499)		31,065
Income tax expense	(6,566)	0	(844	) (a)(b)(c)	(7,410)	(4,890)	0	(5,575	) (a)(b)(c)	(10,465)

Net income from continuing operations	12,638	6,219	(4,580)		14,277	9,777	20,897	(10,074)		20,600
Income (loss) from discontinued operations, net	682	0			682	(25)	0	0		(25)

Net income	$13,320	$6,219	$(4,580)		$14,959	$9,752	$20,897	$(10,074)		$20,575

Basic Income per share:
Continuing operations	$1.19				$1.34	$0.89				$1.87
Discontinued operations	0.06				0.06	0.00				0.00

Net income	$1.25				$1.40	$0.89				$1.87

Weighted average number of shares outstanding used in computing basic per share amounts	10,583				10,623	10,962				11,002

Diluted Income per share:
Continuing operations	$1.08				$1.21	$0.83				$1.74
Discontinued operations	0.06				0.06	0.00				0.00

Net income	$1.14				$1.27	$0.83				$1.74

Weighted average number of shares outstanding used in computing diluted per share amounts	11,714				11,754	11,765				11,805

STERLING CONSTRUCTION COMPANY, INC.
Unaudited Pro Forma Condensed Combined Statements of Income
Pro Forma Entries and Explanatory Notes

		Year Ended	Nine Months Ended
	Pro Forma Entries(1) —	December 31, 2006	September 30, 2007
		(Amounts in Thousands)

(a)	Interest expense at 8 percent per annum on funds borrowed to purchase interest in RHB
	Retained earnings	$(1,183)	$(887)
	Interest expense(2)	1,792	1,344
	Income tax expense	(609)	(457)

(b)	Income taxes on RHB’s income
	Retained earnings	$(1,938)	$(6,515)
	Income tax expense	1,938	6,515

(c)	Reduction in interest income for investments used in purchase of RHB
	Interest income(2)	$1,426	$1,421
	Income tax expense	(485)	(483)
	Retained earnings	(941)	(938)

(d)	Minority interest in income of RHB
	Minority interest - income statement	$518	$1,344
	Minority interest - balance sheet	(518)	(1,344)

Explanatory Notes

(1)	No depreciation expense on the step up in basis of property and equipment has been reflected in the pro forma condensed combined statements of income as any such expense would be an additional cost of contract revenues and, on the percentage-of-completion method of accounting, would increase revenues by approximately the increase in costs plus the gross profit thereon. As the amount of such depreciation on an annual basis, based on preliminary valuation, and increase in revenues would be approximately $200,000 each, the effect on the pro forma combined results of operations would be immaterial for the periods presented.

(2)	A change of 1/8 percent in the per annum interest rate based on pro forma borrowings for the acquisition of RHB would change annual interest expense by $28,000.

GUIDANCE

On November 8, 2007, we reaffirmed the following guidance for 2007, although we indicated that our expectations for 2007 results were at the lower end of the ranges, set forth below. On December 5, 2007, we issued the initial guidance for 2008.

	Year Ending December 31,
	2007			2008
	(in thousands, except per share information)

Revenues	$285,000	-	$310,000	$428,000	-	$473,000
Income before income taxes	$20,300	-	$22,800	$27,700	-	$30,700
Net income	$13,400	-	$15,000	$18,000	-	$20,000
Net income per diluted share	$1.13	-	$1.26	$1.51	-	$1.68

Notes:

•	Our expectations for 2007 actual results are at the lower end of the ranges set forth above.

•	Guidance for 2007 and 2008 does not reflect any effects from this offering.

•	We expect that the completion of this offering, assuming full exercise of the over-allotment option, would reduce 2008 net income per diluted share by approximately $0.09.

•	Guidance reflects the results of operations of RHB and the new credit facility beginning November 1, 2007.

•	Assumes 11,900,000 weighted average shares of common stock outstanding.

Our current practice is to issue guidance about our expected results of operations on an annual basis, and to update it, as appropriate. Because of the seasonal variations in our business and its susceptibility to adverse weather conditions and other factors, it is not our practice to issue guidance as to quarterly results of operations.

As of September 30, 2007, we estimate that our backlog (not including RHB) was approximately $367 million, reflecting new contracts of approximately $41 million added during our third quarter through September 30, 2007.

The following discussion outlines certain factors applicable to the issuance of guidance by us. Such guidance is forward-looking information that is subject to risks and uncertainties as described in “Risk Factors” and elsewhere in this prospectus.

The preparation of budgets for a civil construction business such as ours are inherently inaccurate as predictors of the future due to the large number of variables, especially the need to win contracts in a competitive bidding process, and the effects that unusually good or bad weather can have on our project performance.

Guidance is based on our budgets and reforecasts as appropriate. Because our budget process reflects equipment and work crew requirements, production goals and incentive compensation benchmarks, and is subject to many assumptions, risks and uncertainties, when we publish guidance as to expected results of operations, we evaluate the likelihood of achieving those budgets.

Our determination of budgeted revenues and operating profits reflects the following factors, among other things:

•	The level and potential profitability of uncompleted contracts in backlog;

•	The size of our equipment fleet, its suitability for the contracts in backlog and expected to be added, and the capital expenditures that may be required, or equipment rental costs if such equipment is not required on a permanent basis;

•	Forecast depreciation, which is based on our existing fleet and expected additions and disposals;

•	Our existing work crews, their suitability for the contracts in backlog and expected to be added, and our ability to add further crews if necessary;

•	The bidding climate, which affects our ability to replace contracts built and also affects the gross margins that may be achieved on new contract wins;

•	The levels of activity in the various geographic markets in which we operate, and the opportunities available to enter new markets;

•	Our competitors and their expected impacts on our markets;

•	Our expectations about efficiency, including the extent to which we can best match our equipment and work crews to the mix of contracts in backlog at any time;

•	Our expectations about the weather and the effects of weather on our efficiency and project profitability. We assume that we will suffer rain interruptions, particularly in Texas, based on historical averages, and this is inherently inaccurate;

•	The expected availability and cost of bonding, which depends on levels of working capital and stockholders’ equity, among other factors;

•	Our expectations about changes in the availability and costs of materials, subcontract services, fuel, and other expense items;

•	The extent to which our work-in-progress can absorb the indirect costs of our equipment fleet;

•	Expectations about changes in the number and compensation of our construction crews;

•	Expected additions to, and costs of, our supervisory and project management staff;

•	Expected changes in overhead expense levels to support the level of our business;

•	Employee incentive compensation, which is generally budgeted at the level expected to be paid if the budget is achieved;

•	Our expected insurance costs, which are significant and can fluctuate materially;

•	Other anticipated changes in our expenses; and

•	Our expectations as to the likelihood of incurring or achieving any contract performance penalties or incentive awards that depend on the timeliness of project completion.

The budgeting of corporate expenses reflects personnel requirements, expected legal and accounting needs (especially changes in the regulatory environment), public company costs, expenses relating to existing and forecast stock option grants, and other expected changes in the overhead structure or costs thereof.

Interest costs are budgeted based on existing and anticipated levels of cash and debt, and the expected costs of borrowing to finance our equipment fleet and working capital needs. Taxation is budgeted based on prevailing and expected federal and state tax rates, and the expected impact of full utilization of our NOLs in 2007.

Unless otherwise indicated, our guidance does not reflect any possible future business acquisitions.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with the consolidated financial statements and the notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that are based on management’s current expectations, estimates and projections about our business and operations. The cautionary statements made in this prospectus should be read as applying to all forward-looking statements wherever they appear in this prospectus. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of a number of factors, including those we discuss under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading heavy civil construction company that specializes in the building, reconstruction and repair of transportation and water infrastructure. Our transportation infrastructure projects include highways, roads, bridges and light rail, and our water infrastructure projects include water, wastewater and storm drainage systems. We provide general contracting services primarily to public sector clients utilizing our own employees and equipment for activities, including excavating, concrete and asphalt paving, installation of large-diameter water and wastewater distribution systems, construction of bridges and similar large structures, construction of light rail infrastructure, concrete batch plant operations, concrete crushing and aggregates and asphalt paving operations. We perform the majority of the work required by our contracts with our own crews, and generally engage subcontractors only for ancillary services.

Our business was founded in 1955 and has a history of profitable growth, which we have achieved by expanding both our service profile and our market areas. This involves adding services, such as our concrete operations, in order to capture a greater percentage of available work in our current and potential markets. It also involves strategically expanding our operations, either by establishing a branch office in a new market, often after having successfully bid on and completed a project in that market, or by acquiring a company that gives us an immediate entry into a market. We extended both our service profile and our geographic market reach with our recent acquisition of Road and Highway Builders, LLC, which we refer to as RHB.

Critical Accounting Policies

Our significant accounting policies are described in Note 1 of the Notes to Consolidated Financial Statements for the fiscal year ended December 31, 2006, included in this prospectus.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our business involves making significant estimates and assumptions in the normal course of business relating to our contracts due to, among other things, the one-of-a-kind nature of most of our contracts, the long-term duration of our contract cycle and the type of contract utilized. Therefore, management believes that “Revenue Recognition” is the most important and critical accounting policy. The most significant estimates with regard to these financial statements relate to the estimating of total forecasted construction contract revenues, costs and profits in accordance with accounting for long-term contracts. Actual results could differ from these estimates and such differences could be material.

Our estimates of contract revenue and cost are highly detailed. We believe, based on our experience, that our current systems of management and accounting controls allow management to produce reliable estimates of total contract revenue and cost during any accounting period. However, many factors can and do change during a contract performance period, which can result in a change to contract profitability from one financial reporting period to another. Some of the factors that can change the estimate of total contract revenue, cost and profit include differing site conditions (to the extent that contract remedies are unavailable), the failure of major material suppliers to deliver on time, the performance of subcontractors, unusual weather conditions, our productivity and efficient use of labor and equipment and the accuracy of the original bid estimate. Because we have a large number of contracts in process at any given time, these changes in estimates can sometimes offset each other without affecting overall profitability. However, significant changes in cost estimates on larger, more complex projects can have a material impact on our financial statements and are reflected in our results of operations when they become known.

When recording revenue from change orders on contracts that have been approved as to scope but not price, we include in revenue an amount equal to the amount that we currently expect to recover from customers in relation to costs incurred by us for changes in contract specifications or designs, or other unanticipated additional costs. Revenue relating to change order claims is recognized only if it is probable that the revenue will be realized. When determining the likelihood of eventual recovery, we consider such factors as evaluation of entitlement, settlements reached to date and our experience with the customer. When new facts become known, an adjustment to the estimated recovery is made and reflected in the current period results.

Revenue Recognition

The majority of our contracts with our customers are “fixed unit price.” Under such contracts, we are committed to providing materials or services required by a contract at fixed unit prices (for example, dollars per cubic yard of concrete poured or per cubic yard of earth excavated). To minimize increases in the material prices and subcontracting costs used in tendering bids, we obtain firm quotations from our suppliers and subcontractors. After we are advised that our bid is the winning bid, we enter into firm contracts with our materials suppliers and sub-contractors, thereby mitigating the risk of future price variations affecting those contract costs. Such quotations do not include any quantity guarantees, and we therefore have no obligation for materials or subcontract services beyond those required to complete the respective contracts that we are awarded for which quotations have been provided. The principal remaining risks under fixed price contracts relate to labor and equipment costs and productivity levels. As a result, we have rarely been exposed to material price or availability risk on contracts in our backlog, except with respect to fuel and other petroleum products. Most of our state and municipal contracts provide for termination of the contract for the convenience of the owner, with provisions to pay us only for work performed through the date of termination.

We use the percentage of completion accounting method for construction contracts in accordance with the American Institute of Certified Public Accountants Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” Revenue and earnings on construction contracts are recognized on the percentage of completion method in the ratio of costs incurred to estimated final costs. Contract cost consists of direct costs on contracts, including labor and materials, amounts payable to subcontractors and equipment expense (primarily depreciation, fuel, maintenance and repairs). Depreciation is computed using the straight-line method for construction equipment. Contract cost is recorded as incurred, and revisions in contract revenue and cost estimates are reflected in the accounting period when known.

The accuracy of our revenue and profit recognition in a given period is dependent on the accuracy of our estimates of the total billings that will be rendered and the cost to finish uncompleted contracts. Our cost estimates for all of our significant contracts use a highly detailed “bottom up” approach, and we believe our experience allows us to produce reliable estimates. However, our contracts can be highly complex, and in almost every case, the profit margin estimates for a contract will either increase or decrease to some extent from the amount that was originally estimated at the time of bid. Because we have a large number of contracts of varying levels of size and complexity in process at any given time, these changes in estimates can sometimes offset each other without materially impacting our overall profitability. However, large changes in revenue or cost estimates can have a more significant effect on profitability.

There are a number of factors that can contribute to changes in estimates of contract cost and profitability. The most significant of these include the completeness and accuracy of the original bid, recognition of costs associated with scope changes, extended overhead due to customer-related and weather-related delays, subcontractor performance issues, site conditions that differ from those assumed in the original bid (to the extent contract remedies are unavailable), the availability and skill level of workers in the geographic location of the contract and changes in the availability and proximity of materials. The foregoing factors, as well as the stage of completion of contracts in process and the mix of contracts at different margins, may cause fluctuations in gross profit between periods, and these fluctuations may be significant.

Valuation of Long-Term Assets

Long-lived assets, which include property, equipment and acquired identifiable intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment evaluations involve management estimates of useful asset lives and future cash flows. Actual useful lives and cash flows could be different from those estimated by management, and this could have a material effect on operating results and financial position. In addition, we had goodwill with a value of approximately $13 million at December 31, 2006, which must be reviewed for impairment at least annually in accordance with Statement of Financial Accounting Standards No. 142, or SFAS 142. The impairment testing required by SFAS 142 requires considerable judgment, and an impairment charge may be required in the future. We completed our last annual impairment review for goodwill as of October 1, 2006, and it did not result in an impairment. While the review for impairment analysis of goodwill for 2007 has not been completed, we do not expect any impairment.

Income Taxes

Deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based upon projected future taxable income and the expected timing of the reversals of existing temporary differences. Because realization of deferred tax assets related to net operating loss carry forwards, or NOLs, is not assured, our valuation allowance at the respective time represents the amount of the deferred tax assets that we determine are more likely than not to expire unutilized. Reflecting management’s assessment of expected future operating profitability, we expect to utilize all remaining NOLs; therefore, we eliminated our valuation allowance in 2005. We had previously reduced our valuation allowance in 2004 by $18.9 million. We are subject to the alternative minimum tax (AMT). Because we are still utilizing our NOLs to offset taxable income, payment of AMT results in a reduction of our deferred tax liability.

An ownership change, which may occur if there is a transfer of ownership exceeding 50% of our outstanding shares of common stock in any three-year period, may lead to a limitation in the usability of, or a potential loss of some or all of, the NOLs. In order to reduce the likelihood of an ownership change occurring, our restated and amended certificate of incorporation, as amended, prohibits transfers of our common stock resulting in, or increasing, individual holdings in excess of 4.5% of our common stock, unless such transfer is made by us or with the consent of our board of directors.

Because the regulations governing NOLs are highly complex and may be changed from time to time, and because our attempts to prevent an ownership change from occurring may not be successful, the NOLs could be limited or lost. We believe that the NOLs are currently available in full, however, and intend to take all reasonable and appropriate steps to ensure that they will remain available. To the extent the NOLs become unavailable to us, our future taxable income and that of any consolidated affiliate will be subject to federal taxation, thus reducing funds otherwise available for corporate purposes.

As of December 31, 2006, we had NOLs of approximately $9.8 million, which will expire in 2020, if unused. We expect that our NOLs will be fully utilized during 2007. After the expiration or utilization of our NOLs, we have available to us the excess tax benefit resulting from exercise of a significant number of non-qualified in-the-money options amounting to $4.1 million as of December 31, 2006. However, because we will no longer have the significant offsets provided by the NOLs, a comparison of our future cash flows to our historic cash flows may not be meaningful.

On January 1, 2007, we adopted the provisions of Financial Interpretation No. 48, (FIN 48) which establishes the criteria that an individual tax position must meet for some or all of the benefits of that position to be recognized in our financial statements. Adoption of FIN 48 did not have a material impact on our consolidated financial statements.

Results of Operations

The following compares our results of operations for the nine months ended September 30, 2007 and 2006 and for the fiscal years ended December 31, 2006, 2005 and 2004.

Three months ended September 30, 2007 compared with three months ended September 30, 2006

	2007	2006	% Change
	(Dollar amounts in thousands)
	(unaudited)

Revenues	$77,714	$68,743	13.1%
Gross profit	7,915	7,878	0.5%
Gross margin	10.2%	11.5%	(11.3%)
General and administrative expenses and other	3,257	2,777	17.3%

Operating income	4,658	5,101	(8.7%)
Operating margin	6.0%	7.4%	(18.9%)
Interest income, net	467	253	84.6%

Income from continuing operations, before taxes	5,125	5,354	(4.3%)
Income taxes	1,682	1,809	(7.0%)

Net income from continuing operations	3,443	3,545	(2.9%)
Net income from discontinued operations	—	65	N/M

Net income	$3,443	$3,610	(4.6%)

Revenues. Revenues increased approximately $9 million (13%) during the third quarter of 2007 compared with the third quarter of the prior year, reflecting continued growth in our resources. Our workforce increased by approximately 13% during the same period, and we have continued to increase the size of our equipment fleet. However, the increase in revenues in the third quarter of 2007 was less than expected principally because of the above-average number of days and amounts of heavy rainfall experienced across all our Texas markets throughout the quarter.

Backlog. At the end of the third quarter of 2007, our backlog of construction projects was $367 million, which was down by about one month’s billings from the $394 million backlog at the beginning of the quarter. We added approximately $41 million of new contracts in the third quarter of 2007. At September 30, 2007, we included in backlog approximately $12 million of contracts on which we were the apparent low bidder and expect to be awarded the contracts, but as of the quarter-end these contracts had not been officially awarded. Historically, subsequent non-awards of such low bids have not materially affected our backlog or financial condition.

Gross profit. Gross profit was flat at $7.9 million for the period-to-period comparison. This represents a decline in gross margins to 10.2% for the three months ended September 30, 2007 from 11.5% in the comparable period of the prior year. The decrease in gross margins was due to, among other things, a lower average gross margin in backlog and work in progress in 2007 compared to the prior year in part because of a higher mix of lower margin highway work, and the downward pressure that rainfall has had on productivity. Due to the geographic diversity of our contracts and their different stages of completion, it is difficult to quantify the effect the rainfall has had. The lower productivity resulted in lower utilization of our equipment during the third quarter of 2007, causing our work-in-progress to bear a higher level of equipment cost than expected.

General and administrative expenses, net of other income. General and administrative expenses, net, increased by $480,000 predominantly due to the hiring of additional personnel and higher salaries.

Operating income. The decrease in operating income stems from the increase in general and administrative expenses combined with flat gross profit.

Interest income and expense. In the third quarter of 2007, interest income increased by $151,000 compared with the third quarter of the prior year. The increase was due to interest earned on higher cash balances and investment in short-term auction rate securities throughout the period, which resulted principally from proceeds received from operating activities, including proceeds received in the mobilization phase of certain contracts, the unutilized portion of the proceeds of our 2006 equity offering, and higher interest rates. Interest expense in the third quarter of 2007 was approximately $13,000 compared with interest expense of $76,000 in the comparable period of the prior year.

Income taxes. Our effective income tax rate was 33.3% and 34.2% for the three months ended September 30, 2007 and 2006, respectively. The decrease in the effective tax rate resulted from an increase in non-taxable income from investments in municipal instruments. For the periods, our federal income taxes were largely offset by net operating loss carry-forwards.

Nine Months Ended September 30, 2007 Compared to the Nine Months Ended September 30, 2006

	2007	2006	% Change
	(Dollar amounts in thousands)

Revenues	$217,877	$185,233	17.6%
Gross profit	21,593	21,875	(1.3%)
Gross margin	9.9%	11.8%	(16.1%)
General and administrative expenses and other	8,292	7,928	4.6%

Operating income	13,301	13,947	(4.6%)
Operating margin	6.1%	7.5%	(18.7%)
Interest income, net	1,366	803	70.1%

Income from continuing operations, before taxes	14,667	14,750	(0.6%)
Income taxes	4,890	5,027	(2.7%)

Net income from continuing operations	9,777	9,723	0.6%
Net (loss) income from discontinued operations	(25)	444	(105.6%)

Net income	$9,752	$10,167	(4.1%)

Revenues. Revenues increased approximately $32.6 million in the first nine months of 2007 compared with the first nine months of the prior year, reflecting the continued expansion of our construction fleet, addition of a concrete plant and addition of crews. We achieved 45% growth in our state highway construction revenues during the first nine months of 2007 as a result of increased state highway contracts in the past two years. Our ability to be the successful low bidder on these contracts was assisted by an improved bidding climate principally due to a large state highway program which increased total funding in the Houston area. We had a 16% decrease in our municipal construction during the first nine months of 2007 as a result of decreased contract awards in this sector.

Our workforce grew by 13% year-over-year, and we purchased over $25 million in property, plant and equipment within the twelve month period ending September 30, 2007. Both of these increases in resources have allowed us to increase our volume when the poor weather did not restrict us from working on projects.

Backlog. As of September 30, 2007, our backlog of construction projects was $367 million, compared with $395 million at the beginning of fiscal 2007. In the first nine months of 2007, we added approximately $181 million of new contracts.

Gross profit. Gross profits decreased by $0.3 million, despite the higher revenues this year, due to a decrease in gross margins to 9.9% for the nine months ended September 30, 2007 from 11.8% in the prior year period. The decrease in gross margins was due principally to the lower average margin in backlog during the nine months ended September 30, 2007 due to the change in mix of construction of transportation versus water infrastructure projects, compared with the comparable period in the prior year, and to the wetter weather in the period, which adversely affected productivity, including higher equipment costs in the third quarter as discussed above.

General and administrative expenses, net of other income. General and administrative expenses, net of other income, increased $0.4 million during the first nine months of 2007 compared with the comparable period in 2006 due to the hiring of additional personnel and higher salaries.

Operating income. There was a decrease in operating income of $0.6 million for the first nine months of 2007 compared to the comparable 2006 period due to the decreased gross profit and an increase in general and administrative expenses.

Interest income and expense. Through the third quarter of 2007, net interest income increased by $0.6 million compared with the comparable prior year’s period. The increase was due to interest earned on higher cash balances and investment in short-term auction rate securities throughout the period, which resulted principally from net cash provided by operating activities, including proceeds received in the mobilization phase of certain contracts, the unutilized proceeds of our 2006 equity offering, and higher interest rates. Interest cost in the first nine months of 2007 was approximately $79,000, of which $24,000 was capitalized as part of the expansion of our office and shop facilities, compared with interest expense of $190,000 in the comparable prior year period.

Income taxes. Our effective income tax rate was 33.3% and 34.1% for the nine months ended September 30, 2007 and 2006, respectively. The decrease in the effective tax rate is a result of an increase in non-taxable income from investments in municipal instruments. Through the periods reported, our federal income taxes were largely offset by net operating loss carryforwards.

Fiscal Year Ended December 31, 2006 (2006) Compared with Fiscal Year Ended December 31, 2005 (2005).

	2006	2005	% Change
	(Dollar amounts in thousands)

Revenues	$249,348	$219,439	13.6%
Gross profit	28,547	23,756	20.2%
Gross margin	11.4%	10.8%	5.6%
General and administrative expenses and other	10,549	9,091	15.0%
Operating income	17,998	14,665	22.7%
Operating margin	7.2%	6.7%	7.5%
Interest income	1,426	150	850.6%
Interest expense	220	1,486	(85.2)%

Income from continuing operations before taxes	19,204	13,329	44.1%
Income taxes	6,566	2,788	135.5%

Net income from continuing operations	12,638	10,541	19.9%
Net income from discontinued operations, including gain on sale	682	559	22.0%

Net income	$13,320	$11,100	20.0%

Backlog, end of year	$395,000	$307,000	28.7%

Revenues. Our revenue increase of $29.9 million, or 14%, from 2005 to 2006 included a substantial increase in revenues from state highway work of $89.0 million, or 114%, to $166.3 million as we took advantage of the very strong bidding climate in this sector and the resultant increase in the proportion of state highway contracts in our backlog. In particular, we saw a near-tripling of revenues in the Dallas market, where we won several major contracts in early 2006, and also good growth in the San Antonio market. State highway contracts generally allow us to achieve greater revenue and gross profit production from our equipment and work crews, although on average the gross margins on this work are slightly lower than on our water infrastructure contracts in the municipal markets.

At the same time there was a decrease in our municipal revenues of $59.0 million, or 41.5%, to $83 million.

The overall revenue expansion was facilitated by an increase of over one hundred employees in 2006, and a significant increase in our equipment fleet. The increase was achieved despite a generally wetter year in 2006 in most of our markets than in 2005, which adversely affected production rates, and the impact of some significant delays in starting certain contracts in the first three quarters of 2006, which were due to factors outside our control.

Gross Profit. The improvement in gross profits in 2006 was due principally to the increase in revenues, combined with the higher gross margins. This margin improvement was attributable principally to a better margin mix in backlog resulting from the improved bidding climate since 2004, and to efficiencies resulting from the higher revenue levels achieved in 2006. These factors overcame the negative impact on gross margins of the wetter weather in 2006 and the delay in starting certain contracts, as described above. They also helped offset the downward pressure on gross margins arising from the increased percentage of state highway work, from 39% in 2005 to 67% in 2006. In both years, we achieved a number of incentive awards upon the successful completion of contract milestones.

Backlog. The $88 million increase in backlog in 2006 reflected the on-going broadening of our service platform and the generally good bidding environment in our markets, especially in the Dallas/Fort Worth area where our backlog expanded significantly during the year.

General and Administrative Expenses, Net of Other Income and Expense. The increase in general and administrative expenses, or G&A, in 2006 was principally due to higher employee expenses, including an increase in staff, increased stock-based compensation expense resulting from our higher share price in 2006, and higher legal and accounting fees. Despite these increases in G&A expenses in support of the growing business, our ratio of G&A expenses to revenue remained essentially unchanged from 2005 to 2006, at 4%.

Operating Income. The 2006 increase in operating income resulted principally from the higher revenues and gross margins, which led to an increase in operating margin from 6.7% to 7.2%.

Interest Expense Net of Interest Income. In 2006, we invested cash raised in our public stock offering on which we earned over $1.4 million of interest. In 2005, we incurred $1.5 million of interest expense primarily on related party debt which was repaid in January 2006 from the proceeds of our public offering.

Income Taxes. In 2005, we recorded a reduction in the valuation allowance related to the deferred tax asset following management’s review of the likelihood that tax loss carryforwards would be substantially utilized in the future. This resulted in an effective tax rate of 21% in 2005. In 2006, we recorded a more normal tax charge at 34.2% of income.

Net Income From Continuing Operations. The 2006 increase in net income from continuing operations was the result of the various factors discussed above.

Effect of Income Tax Benefits. Although we have the benefit of significant NOLs, which offset most of our income from federal income taxes, we are required to reflect a full tax charge in our financial statements through an adjustment to the deferred tax asset. In addition, certain adjustments resulting from our recovery of the deferred tax asset are recorded in the income statement. Those adjustments resulted in a benefit of $1.4 million in 2005. Assuming an income tax rate of 34%, and disregarding adjustments to our deferred tax asset and other timing differences, net income would have been $8.8 million for 2005 so that, on a comparative basis, the net income level of $13.3 million for 2006 represents an increase of approximately 44%. Similarly, basic and fully diluted earnings from continuing operations per common share for 2005, reflecting an effective tax rate of 34%, would have been $1.13 and $0.92, respectively, for 2005. A reconciliation of reported net income for 2006 and 2005 to net income as if a 34% tax rate had been applied is set forth in the table below.

	2006	2005
	(Amounts in thousands, except per share data)

Income from continuing operations before income taxes, as reported	$19,204	$13,329
Provision for income taxes (assuming a 34% effective rate)	6,529	4,532

Net income from continuing operations as if a 34% rate had been applied	$12,675	$8,797

Basic income from continuing operations per common share as if a 34% effective tax rate had been applied	$1.20	$1.13
Diluted income from continuing operations per common share as if a 34% effective tax rate had been applied	$1.08	$0.92

Discontinued Operations, Net of Tax. Discontinued operations for 2006 and 2005 represent the results of operations of our distribution business, which was operated by Steel City Products, LLC. The increase in the net income from discontinued operations was primarily due to increases in gross margins from 16% in 2005 to 16.5% in 2006 through the date of sale.

The distribution business was sold on October 27, 2006. We recorded proceeds from the sale of approximately $5.4 million and paid $3.8 million to retire the Steel City Products, LLC revolving line of credit. We recorded a pre-tax gain on the sale of approximately $250,000 and recorded $128,000 in income tax expense related to that gain.

Fiscal Year Ended December 31, 2005 (2005) Compared with Fiscal Year Ended December 31, 2004 (2004).

	2005	2004	% Change
	(Dollar amounts in thousands)

Revenues	$219,439	$132,478	65.6%
Gross profit	23,756	13,261	79.1%
Gross margin	10.8%	10.0%	8.2%
General and administrative expenses and other	9,091	7,696	18.3%
Operating income	14,665	5,565	163.5%
Operating margin	6.7%	4.2%	59.1%
Interest income	150	9	1,567%
Interest expense	1,486	1,465	(8.2%)

Income from continuing operations, before minority interest and taxes	13,329	4,109	224.4%
Minority interest	—	962	(100.0%)
Income taxes	2,788	(2,134)	N/M

Net income from continuing operations	10,541	5,281	99.6%
Net income from discontinued operations	559	372	50.3%

Net income	$11,100	$5,653	96.4%

Backlog, end of year	$307,000	$232,000	32.3%

Revenues. The revenue increase from 2004 to 2005, which includes an increase in revenues from state highway work of $39.0 million, or 98%, to $77.4 million and an increase in municipal revenues of $48.7 million, or 52%, to $141.9 million was due to several factors, including:

•	a growing backlog, which enabled us to expand our equipment fleet and to hire more field crews, especially in the San Antonio and Austin markets;

•	the continuing expansion of our construction capabilities, which allowed us to bid for and take on larger and more complex work;

•	certain water main contracts that included large diameter pipe, facilitating greater revenues to be generated by our crews;

•	the increase in the proportion of state highway contracts, which generally allow greater revenue production from our equipment and work crews; and

•	generally better weather during 2005, which allowed for continuous work on construction contracts, compared with one of the wettest years on record in 2004.

Gross Profit. The improvement in gross profits in 2005 was due principally to the 66% revenue increase, combined with the slightly higher gross margins. The margin improvement was attributable to the gradual improvement in gross margins in our backlog during 2005 combined with improved productivity resulting from good weather during the year and the efficiencies arising from having a greater number of larger and longer duration contracts than in the past.

Backlog. The $75 million increase in backlog reflected the on-going broadening of our service platform and the continuation of a favorable bidding climate in our markets, and included the winning of several large contracts, particularly two TXDOT contracts with an aggregate value of $103 million and a $46 million contract with Travelers Casualty and Surety Company of America to complete a TXDOT contract taken over by Travelers after a default by the original contractor.

General and Administrative Expenses, Net of Other Income and Expense. The increase in general and administrative expenses, or G&A, in 2005 was principally due to higher employee expenses, including an increase in staff, increased variable compensation resulting from our improved profits, and higher legal and accounting fees. Despite these increases in G&A expenses in support of the growing business, the significantly higher revenues in 2005 meant that the ratio of G&A expenses to revenue decreased from 6% in 2004 to 4% in 2005.

Operating Income. The 2005 increase in operating income and operating margin resulted from the higher gross margins and lower ratio of G&A expenses to revenues.

Interest Expense Net of Interest Income. The decrease in net interest expense in 2005 resulted from a $141,000 increase in interest income earned on higher cash balances.

Minority Interest. Because we acquired the remaining 19.9% of Sterling Houston Holdings, Inc. in December 2004, no minority interest expense was recorded in 2005.

Income Taxes. In both 2005 and 2004, we recorded a reduction in the valuation allowance related to the deferred tax asset following management’s review of the likelihood that tax loss carryforwards would be substantially utilized in the future. This resulted in an effective tax rate of 21% in 2005 and a tax benefit in 2004.

Net Income From Continuing Operations. The 2005 increase in net income from continuing operations was the result of the factors discussed above and resulted in the increase in basic and diluted income per common share from continuing operations.

Effect of Income Tax Benefits. Although we have the benefit of significant NOLs, which offset most of our income from federal income taxes, we are required to reflect a full tax charge in our financial statements through an adjustment to the deferred tax asset. In addition, certain adjustments resulting from our recovery of the deferred tax asset are recorded in the income statement. Those adjustments resulted in a benefit of $1.4 million in 2005 and $1.9 million in 2004. Assuming an income tax rate of 34%, and disregarding adjustments to our deferred tax asset and other timing differences, net income would have been $8.8 million for 2005 and $2.1 million for 2004, and on the same basis, basic and fully diluted earnings from continuing operations per common share would have been $1.13 and $0.92, respectively, for 2005 compared with $0.39 and $0.30, respectively, for 2004. A reconciliation of reported net income for 2005 and 2004 to net income as if a 34% tax rate had been applied is set forth in the table below.

	2005	2004
	(Amounts in thousands, except per share data)

Income from continuing operations before income taxes, as reported	$13,329	$3,147
Provision for income taxes (assuming a 34% effective rate)	4,532	1,070

Net income from continuing operations as if a 34% rate had been applied	$8,797	$2,077

Basic income from continuing operations per common share as if a 34% rate had been applied	$1.13	$0.39
Diluted income from continuing operations per common share as if a 34% rate had been applied	$0.92	$0.30

Discontinued Operations, Net of Tax. Discontinued operations for 2005 and 2004 represent the results of operations of our distribution business, which was operated by Steel City Products, LLC. The increase in the net income of discontinued operations was primarily due to a 2% increase in sales in 2005 combined with an improvement in gross margins from 15% to 16%.

Historical Cash Flows

The following table sets forth information about our cash flows for the years ended December 31, 2006, 2005 and 2004 and for the nine months ended September 30, 2007 and 2006.

				Nine Months Ended
	Year Ended December 31,			September 30,
	2006	2005	2004	2007	2006
				(unaudited)
	(Amounts in thousands)

Cash and cash equivalents (at end of period)	$28,466	$22,267	$3,449	$14,894	$18,996
Net cash provided by (used in) Continuing operations:
Operating activities	23,089	31,266	4,171	14,648	9,846
Investing activities	(52,358)	(10,972)	(5,809)	(28,586)	(46,567)
Financing activities	35,468	(1,476)	2,436	366	33,450
Discontinued operations:
Operating activities	495	(294)	(977)	—	782
Investing activities	4,739	—	(34)	—	(38)
Financing activities	(5,357)	349	964	—	(743)
Supplementary information:
Capital expenditures	24,849	11,392	3,555	23,033	24,706
Working capital (at end of period)	62,874	18,354	16,052	59,691	62,874

Operating activities

Significant non-cash items included in operating activities are:

•	depreciation and amortization, which for the first nine months of 2007 totaled $6.8 million, an increase of $1.2 million from the first nine months of 2006, as a result of the continued increase in the size of our construction fleet in recent years; and

•	stock-based compensation expense increased by $0.2 million as a result of restricted stock and stock option grants in the first nine months of 2006 and 2007 that were issued at higher grant prices due to increases in our stock price.

The significant components of the changes in working capital are as follows:

•	contracts receivable increased $9.7 million in the first nine months of 2007, compared with an increase of $18.3 million in the first nine months of 2006, both of which are attributable to revenue increases and to higher levels of customer retentions;

•	cost and estimated earnings in excess of billings on uncompleted contracts increased by $4.1 million in the first nine months of 2007 compared to the first nine months of 2006 increase of $1.1 million, principally due to the start up of several new jobs;

•	billings in excess of costs on uncompleted contracts increased by $0.4 million in the first nine months of 2007, compared with the first nine months of 2006 increase of $6.8 million. These changes principally reflect fluctuations in the timing and amount of mobilization payments received for the start-up of certain contracts; and

•	trade payables, which increased by $4.9 million in the first nine months of 2007, compared with a decrease of $0.9 million in the first nine months of 2006; these variations resulted from changes in the volume of materials and sub-contractors in the respective periods due to the change in the mix of contracts in progress.

Investing activities

Expenditures for the replacement of certain equipment, to expand our construction fleet, and to acquire real estate for materials handling and future shop and office sites in Dallas and San Antonio, totaled $23 million in the first nine months of 2007, compared with a total of $24.7 million of equipment purchases in the same period last year. In 2006, we began investing surplus funds generated by our equity offering into short-term auction rate securities.

Financing activities

Financing activities in the first nine months of 2007 primarily reflected no change in the outstanding revolving line of credit balance. In the prior year period, funds generated by the offering of common stock in January 2006 totaled approximately $27.0 million, net of expenses, and funds generated from the exercise of options and warrants in that period totaled $742,000. In addition, in the first nine months of 2006, $8.5 million of the offering proceeds was used to prepay all of our outstanding 12% five-year promissory notes held by members of management.

Liquidity

The level of working capital for our construction business varies due to fluctuations in:

•	costs and estimated earnings in excess of billings;

•	billings in excess of costs and estimated earnings;

•	the size and status of contract mobilization payments and progress billings;

•	customer receivables and contract retentions; and

•	the amounts owed to suppliers and subcontractors.

Some of these fluctuations can be significant.

The significant increase in our working capital in 2006, due in part to our public offering in January 2006, was an important element in enabling us to expand our bonding facilities and therefore to bid on larger and longer-lived projects than in the past.

We believe that we have sufficient liquid financial resources, including the unused portion of our new credit facility described below, to fund our requirements for the next twelve months of operations, including our bonding requirements. We expect no other material changes in our liquidity.

Sources of Capital

Revolving Credit Facility

In addition to cash provided from operations, we use our revolving credit facility within Comerica Bank to finance working capital needs and capital expenditures. Prior to October 31, 2007, our credit facility had a maturity date of May 10, 2009 and was a collateral-based facility with total borrowing capacity, subject to a borrowing base, of up to $35.0 million. At September 30, 2007, $30.0 million in borrowings were outstanding under the credit Facility and we had unused availability of $5.0 million, in addition to cash and cash equivalents of $14.9 million and short-term investment securities available for sale of $32.6 million. We were in compliance with all of the covenants under our credit facility in existence at September 30, 2007.

On October 31, 2007, we entered into a new credit facility with Comerica Bank, which replaced the prior credit facility and will mature on October 31, 2012. The new credit facility is also collateral-based with total borrowing capacity, subject to a borrowing base, of up to $75.0 million. Borrowings under the new credit facility were used to finance the RHB acquisition and refinance indebtedness outstanding under the prior credit facility, and will be used to finance working capital. At October 31, 2007, the aggregate borrowings outstanding under the new credit facility were $22.4 million, and the aggregate amount of letters of credit outstanding under the new credit facility was $1.5 million.

At our election, the loans under the new credit facility bear interest at either a LIBOR-based interest rate or a prime-based interest rate. The unpaid principal balance of each LIBOR-based loan bears interest at a variable rate equal to LIBOR plus an amount ranging from 1.25% to 2.25% depending on the pricing leverage ratio that we achieve. The “pricing leverage ratio” is determined by the ratio of our average total debt, less cash and cash equivalents, to the EBITDA that we achieve on a rolling four-quarter basis. The pricing leverage ratio is measured quarterly. If we achieve a pricing leverage ratio of (a) less than 1.00 to 1.00; (b) equal to or greater than 1.00 to 1.00 but less than 1.75 to 1.00; or (c) greater than or equal to 1.75 to 1.00, then the applicable LIBOR margins will be 1.25%, 1.75% and 2.25%, respectively. Interest on LIBOR-based loans is payable at the end of the relevant LIBOR interest period, which must be one, two, three or six months. The new credit facility is subject to our compliance with certain covenants, including financial covenants relating to fixed charges, leverage, tangible net worth, asset coverage and consolidated net losses.

The unpaid principal balance of each prime-based loan will bear interest at a variable rate equal to Comerica’s prime rate plus an amount ranging from 0% to 0.50% depending on the pricing leverage ratio that we achieve. If we achieve a pricing leverage ratio of (a) less than 1.00 to 1.00; (b) equal to or greater than 1.00 to 1.00 but less than 1.75 to 1.00; or (c) greater than or equal to 1.75 to 1.00, then the applicable prime margins will be 0.0%, 0.25% and 0.50%, respectively.

Mortgages

In 2001, we completed the construction of a new headquarters building on land owned by us adjacent to our equipment repair facility in Houston. The building was financed principally through an additional mortgage of $1.1 million on the land and facilities at a floating interest rate which at September 30, 2007 was 8.0% per annum, repayable over 15 years. This mortgage is cross-collateralized with a prior mortgage on the land and equipment repair facilities, which were purchased in 1998, in the original amount of $500,000, repayable over 15 years with an interest rate of 9.3% per annum. In addition, we have available to us a long-

term facility of up to $1.5 million repayable over 15 years to finance the expansion of our office building and maintenance facilities.

Uses of Capital

Contractual Obligations

The following table sets forth our fixed, non-cancelable obligations at December 31, 2006.

	Payments due by Period
		Less Than			More Than
	Total	One Year	1–3 Years	4–5 Years	5 Years
	(Amounts in thousands)

Revolving credit facility	$30,000	$—	$30,000	$—	$—
Operating leases	3,502	1,010	2,024	468	—
Mortgages	782	123	248	146	265

	$34,284	$1,133	$32,272	$614	$265

Our obligations for interest are not included in the table above as these amounts vary according to the levels of debt outstanding at any time. Interest on our revolving credit facility is paid monthly and fluctuates with the balances outstanding during the year, as well as with fluctuations in interest rates. In 2006 that interest was approximately $92,000. All other debt is expected to have future annual interest expense payments of approximately $67,000 in 2007, $147,000 in the one to three year period, and $63,000 in the four to five year period.

To manage risks of changes in the material prices and subcontracting costs used in tendering bids for construction contracts, we obtain firm quotations from our suppliers and subcontractors before submitting a bid. These quotations do not include any quantity guarantees, and we have no obligation for materials or subcontract services beyond those required to complete the contracts that we are awarded for which quotations have been provided.

Capital Expenditures

Our capital expenditures during 2006 and the first nine months of 2007 were $27.3 million and $23.0 million, respectively, and consisted primarily of expenditures to purchase heavy construction equipment. In 2008, we expect that our capital expenditure spending will be at similar levels to 2006.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements. Our operating leases are described in the notes to our financial statements.

New Accounting Pronouncements

In February 2007, the Financial Accounting Standards Board, or FASB, issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment to FASB Statement No. 115” (“SFAS No. 159”). This statement allows a company to irrevocably elect fair value as a measurement attribute for certain financial assets and financial liabilities with changes in fair value recognized in the results of operations. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of adoption on our results of operations and financial position.

In May 2007, the FASB issued FASB Staff Position FIN 48-1, an amendment to FIN 48, which provides guidance on how an entity is to determine whether a tax position has effectively been settled for purposes of recognizing previously unrecognized tax benefits. Specifically, this guidance states that an entity would recognize a benefit when a tax position is effectively settled using the following criteria: (1) the taxing authority has completed its examination including all appeals and administrative reviews; (2) the entity does not plan to appeal or litigate any aspect of the tax position; and (3) it is remote that the taxing authority would examine or reexamine any aspect of the tax position, assuming the taxing authority has full knowledge of all relevant information relative to making their assessment on the position. We applied the provisions of this FASB Staff Position in conjunction with the adoption of FIN 48 on January 1, 2007, and their application did not have a material adverse effect on our results of operations or financial position.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to certain market risks from transactions that are entered into during the normal course of business. Our primary market risk exposure is related to changes in interest rates. We manage our interest rate risk by balancing in part our exposure to fixed and variable interest rates while attempting to minimize interest costs.

Financial derivatives are used as part of our overall risk management strategy. These instruments are used to manage risk related to changes in interest rates. Our portfolio of derivative financial instruments consists of interest rate swap agreements, which are used to convert variable interest rate obligations to fixed interest rate obligations, thereby reducing the exposure to increases in interest rates. Amounts paid or received under interest rate swap agreements are accrued as interest rates fluctuate, with the offset recorded in interest expense.

An increase of 1% in the market rate of interest would have increased our interest expense for the nine months ended September 30, 2007 by approximately $6,000.

We apply SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” pursuant to which our interest rate swaps have not been designated as hedging instruments; therefore changes in fair value are recognized in current earnings.

Because we derive no revenues from foreign countries and have no obligations in foreign currency, we experience no direct foreign currency exchange rate risk. However, prices of certain raw materials, construction equipment and consumables, such as oil, steel and cement, may be affected by currency fluctuations.

BUSINESS

General

We are a leading heavy civil construction company that specializes in the building, reconstruction and repair of transportation and water infrastructure. Our transportation infrastructure projects include highways, roads, bridges and light rail, and our water infrastructure projects include water, wastewater and storm drainage systems. We provide general contracting services primarily to public sector clients utilizing our own employees and equipment for activities, including excavating, concrete and asphalt paving, installation of large-diameter water and wastewater distribution systems, construction of bridges and similar large structures, construction of light rail infrastructure, concrete batch plant operations, concrete crushing and aggregates and asphalt paving operations. We perform the majority of the work required by our contracts with our own crews, and generally engage subcontractors only for ancillary services.

Our business was founded in 1955 and has a history of profitable growth, which we have achieved by expanding both our service profile and our market areas. This involves adding services, such as our concrete operations, in order to capture a greater percentage of available work in our current and potential markets. It also involves strategically expanding our operations, either by establishing a branch office in a new market, often after having successfully bid on and completed a project in that market, or by acquiring a company that gives us an immediate entry into a market. We extended both our service profile and our geographic market reach with our recent acquisition of Road and Highway Builders, LLC, which we refer to as RHB.

Recent RHB Acquisition

On October 31, 2007, we completed the acquisition of privately-owned RHB, which is headquartered in Reno, Nevada. RHB is a heavy civil construction business focused on the construction of roads and highways throughout the state of Nevada. We paid $53 million, of which $1 million was paid with 40,702 shares of our common stock, to acquire approximately 91.67% of the equity interest in RHB and 100% of the equity interests in Road and Highway Builders Inc., a Nevada corporation. The remaining 8.33% interest in RHB is owned by Mr. Richard Buenting, the chief executive officer of RHB, who continues to run RHB as part of our senior management team. Approximately $29.6 million of the RHB purchase price was funded with available cash on hand and repayment of an amount receivable, $1.0 million with the issuance of 40,702 shares of our common stock to Mr. Buenting and the balance with funds borrowed under our new $75 million revolving credit facility.

RHB’s largest customer is the Nevada Department of Transportation, or NDOT, which is responsible for planning, constructing, operating and maintaining the 5,400 miles of highway and over 1,000 bridges that make up the state highway system. RHB is focused on providing timely and profitable execution of construction projects along with high-value deployment of construction materials such as aggregates and mixes for asphalt paving. RHB has concentrated its business in suburban and rural highway and road system projects requiring high-volume production and materials handling, and has not historically pursued municipal work such as water or storm water systems or high density urban projects. Since its founding in 1999, RHB has experienced profitable growth, capitalizing on strong market conditions and solid long-term demographics in Nevada.

For the nine months ended September 30, 2007, RHB generated revenue, net income and EBITDA of $64.9 million, $20.9 million and $21.5 million, respectively. This high level of profitability in 2007 resulted from the exceptional profitability of specific RHB projects, and we do not expect this high level of profitability to be normal for RHB going forward. We purchased RHB based on an assumed sustainable trailing twelve month EBITDA of approximately $12 million and with the expectation of further future growth. EBITDA is defined as net income before net interest expense, income tax expense, and depreciation and amortization. EBITDA is a non-GAAP financial measure that we use for our internal budgeting process, which excludes the effects of financing costs, income taxes and non-cash depreciation and amortization. Although EBITDA is a common alternative measure of performance used by investors, financial analysts and rating agencies to assess operating performance for companies in our industry, it is not a substitute for other

GAAP financial measures such as net income or operating income as calculated and presented in accordance with GAAP. Furthermore, we believe that the non-GAAP EBITDA financial measure is useful to investors in providing greater transparency to the information used by management in its operational and investment decision making. Our non-GAAP financial measures may be different from such measures used by other companies. We urge you to review the GAAP financial measures included in this prospectus and our consolidated financial statements, including the notes thereto, and the other financial information contained in this prospectus and incorporated herein by reference, and to not rely on any single financial measure to evaluate our business. A reconciliation of RHB’s net income to RHB’s EBITDA for the nine months ended September 30, 2007 is as follows (in thousands):

Nine Months Ended
September 30, 2007

Net income(1)	$20,896
Depreciation and amortization	1,130
Interest expense (income), net	(490)
Income tax (benefit) expense(1)	—

EBITDA	$21,536

(1)	RHB’s income was taxed to its members, and therefore its net income was equal to its income before income tax.

Use of non-GAAP financial measures is subject to inherent limitations because they do not include all the expenses that must be included under GAAP and because they involve the exercise of judgment of which charges should properly be excluded from the non-GAAP financial measure. EBITDA has material limitations as a performance measure because it excludes (1) interest expense, which is a necessary element of our costs and ability to generate revenues because we borrow money to finance our operations, (2) depreciation, which is a necessary element of our costs and ability to generate revenues because we use capital assets, and (3) income taxes, which we are required to pay. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from EBITDA and by presenting comparable GAAP measures more prominently in our disclosures.

As of September 30, 2007, RHB had a backlog of approximately $127 million based on our methodology of calculating backlog. See “Selected Historical Financial and Operating Data” for information regarding our calculation of backlog.

Rationale for the RHB Acquisition

We acquired RHB for a number of reasons, including those listed below:

Expansion into a Growing Western U.S. Infrastructure Construction Markets. RHB provides us entry into an attractive Nevada market, which we believe will continue to have strong long-term demographic growth, driving the need for infrastructure investment. RHB’s Nevada business also provides diversification and counterbalances factors affecting our Texas markets such as weather, state and local government funding shifts, and federal allocations of transportation expenditures. In addition, Nevada is adjacent to a number of additional growing western state markets.

Strong Management Team with a Shared Corporate Culture. Mr. Buenting and his team of managers and employees have been responsible for significant and profitable growth at RHB. This success has been built on experience, technical expertise, excellent customer relationships and a strong work ethic. We believe these shared values will foster effective integration and can serve as a platform for continued growth and success in Nevada and adjacent markets.

Expansion of Our Service Lines into Aggregates and Asphalt Paving Materials. RHB focuses on projects that have high volumes of materials, such as aggregates and mixes for asphalt paving. In Texas, we historically have not provided our own materials, but rather have sourced them from other suppliers. We believe that RHB’s expertise in aggregates and asphalt paving operations add to our capabilities, and we anticipate opportunities to apply them in Texas and other markets in addition to Nevada.

Opportunities to Extend Our Municipal and Structural Capabilities into Nevada. RHB does not currently pursue municipal work such as construction of water, wastewater and storm water systems. It also typically subcontracts structural work such as bridges. We believe there are a number of attractive opportunities to utilize our expertise with municipal and structural work, both within RHB’s current project backlog and in future bid opportunities in RHB’s markets.

RHB’s Strong Financial Results and Immediate Accretion to Our Earnings and Earnings Per Share. RHB has produced strong historical profitability. We believe the acquisition will be immediately accretive to our earnings and our earnings per share.

Competitive Strengths

We believe that our principal competitive strengths include:

Comprehensive Infrastructure Construction Capabilities. We provide comprehensive construction services to our customers, including concrete and asphalt paving, concrete slip forming, installation of large-diameter water and wastewater systems, construction of bridges and other large structures, light rail infrastructure construction, concrete batch plant operations, concrete crushing, and, with the acquisition of RHB, aggregates and asphalt paving operations. We perform the majority of the work required by our contracts with our own crews and believe that our emphasis on providing comprehensive construction services allows us to capture additional profit margin and to more aggressively bid on contracts compared to some competitors more reliant upon subcontractors.

Long and Successful Track Record of Infrastructure Construction. We have over 50 years of experience in the construction industry. Over this period of time, we have developed the processes and controls that allow us to provide high-quality contracting services for building roads, highways, bridges, light rail facilities and water, wastewater and storm water infrastructure.

Leadership Position in Our Markets. We are an established leader in our markets based on our longevity, our management expertise and our reputation, as well as our in-depth knowledge of construction conditions in our market areas. Our scale of operations allows us to deploy and redeploy work crews, materials and equipment across multiple projects and provides us with advantages in competitive bidding environments.

Consistent History of Managing Construction Projects and Contract Risk. Our significant experience and longevity in our markets provides us with an understanding of the many risks of infrastructure construction. We monitor and manage risk throughout a contract’s duration, including the bid process, the pre-construction planning activities and the construction process. In Texas, our project managers lead our estimating process, and our senior management reviews all bid proposals prior to submission, thereby increasing project managers’ accountability and understanding of the financial and operating risks and opportunities of our contracts. In Nevada, the chief executive officer of RHB has been primarily responsible for all aspects of the bidding and construction process.

Track Record of Sourcing and Completing Acquisitions. We believe that it is important to augment our organic growth through selective acquisitions of companies that meet our return on investment goals and strategic objectives. In particular, we seek companies with talented management teams in growth markets with a focus on infrastructure construction services. Ideal candidates may also provide the opportunity to cross-utilize complementary construction capabilities. In 2002, we acquired the Kinsel Heavy Highway construction business. In 2006, we completed the acquisition of the assets of Rathole Drilling, Inc., a drill shaft subcontracting operation. In 2007, we completed the RHB acquisition.

Experienced Management Team and Skilled Workforce. We believe our management team and employees are key factors to our success. Our Chief Executive Officer and our President each has over 30 years of industry experience, our five senior managers have an average of over 25 years of industry experience, and our

15 senior project managers average over 15 years of industry experience in the infrastructure construction market. We expend significant resources to attract, retain and train our employees.

Business Strategy

Key features of our business strategy to create shareholder value include:

Continue to Add Construction Capabilities. By adding capabilities that augment our core construction competencies, we are able to improve gross margin opportunities, more effectively compete for contracts and compete for contracts that might not otherwise be available to us. We continue to investigate opportunities to augment our staff with employees or management teams that would bring us additional service capabilities. We also continue to explore opportunities for acquisitions, such as RHB, which added to our construction materials capabilities.

Increase Our Market Leadership in Our Core Markets. We have a strong presence in a number of growing markets in Texas and Nevada. We intend to continue to expand our presence in these markets, as well as complementary adjacent markets. We believe our core markets are generally experiencing strong growth in infrastructure spending caused by factors such as an increasing population, robust demand for oil and gas and for hard mineral resources, the need for new water sources, flood and subsidence control activities and increased federally-funded highway construction.

Apply Core Competencies Across Our Markets. We intend to capitalize on opportunities to export our Texas experience constructing bridges and water and sewer systems into RHB’s Nevada markets. Similarly, we believe RHB’s experience in aggregates and asphalt paving materials will open new opportunities for us in our Texas markets.

Expand into Attractive New Markets and Selectively Pursue Strategic Acquisitions. We will continue to seek to identify attractive new markets and opportunities in select western and southeastern U.S. markets. We seek markets with strong demographic trends, growing new infrastructure requirements and deferred maintenance spending on existing infrastructure. We will also continue to assess opportunities to extend our service capabilities and expand our markets through acquisitions. With our strong financial position and publicly traded common stock, we believe that we are an attractive acquiror for heavy civil construction firms who have limited opportunities to achieve liquidity with their business.

Position Our Business for Future Infrastructure Spending. We believe there is a growing awareness of the need to build, reconstruct and repair our country’s infrastructure, including water, wastewater and storm drainage systems and our transportation infrastructure such as bridges, highways and mass transit systems. We will continue to seek to build our expertise in the civil construction market for transportation and water infrastructure, seek to develop new capabilities to serve these markets, and seek to maintain our human and capital resources to effectively meet demand.

Continue to Develop Our Employees. We believe that our employees are a key to the successful implementation of our business strategy. We plan to continue allocating significant resources in order to attract and retain talented managers and supervisory and field personnel.

Markets and Customers

Market Opportunity

We operate in the heavy civil construction segment for infrastructure projects, specializing in transportation and water infrastructure. Demand for this infrastructure depends on a variety of factors, including overall population growth, economic expansion and vitality of a market area, as well as unique local topographical, structural and environmental issues. For example, the City of Houston experiences flooding and subsidence, which has led to various municipal mandates requiring substantial new construction to reorganize and expand the collection, treatment and distribution of water throughout the area. In addition to these factors, demand for the replacement of infrastructure is driven by the general aging of infrastructure and the need for technical improvements to achieve more efficient or safer use of infrastructure and resources.

Our geographic markets have experienced steady and significant growth over the last 10 years. According to the 2006 census, as ranked by population, Texas is the second largest state in the United States with 23.5 million people. The population in Texas has grown by 12.7% since 2000, almost double the 6.4% growth rate for the United States as a whole over the same period. According to the 2006 census, Houston ranks as the fourth largest city in the country, San Antonio as the seventh largest, Dallas as the ninth largest and Austin as the sixteenth largest. Nevada has undergone even more rapid growth, with the state’s population expanding 24.9% since 2000 to 2.5 million in 2006. These rapidly growing population bases continue to enhance the need for expanded transportation and water infrastructure.

In addition to our core geographical markets, we operate in large and growing construction sectors that have experienced solid and sustained national growth over the past several years. According to data from the U.S. Census Bureau, the annual value of public construction put-in-place in the United States for transportation, highway, street and water/wastewater infrastructure has grown at a 5.1% compound annual growth rate since 2002 and was $137 billion in 2006, the last year for which data are available. This includes 4.4% annual growth in the $99 billion transportation, construction and highway/street market and 7.2% growth in the $38 billion water/wastewater market. McGraw-Hill, an industry data source, projects that nationwide construction spending on highways and bridges and environmental public works (which include river/harbor improvements, sewers and water supply systems) is expected to grow by 5% and 3%, respectively, in 2008. Based on dollars spent for construction of highways and bridges and for sewer systems in 2007, Texas was ranked third in the nation in both categories by McGraw-Hill.

Our highway and bridge work is generally funded through federal and state authorizations. The federal government enacted the SAFETEA-LU bill, which authorized $286 billion for transportation spending through 2009, an average 30% increase from the prior spending bill. Of this total, TXDOT and NDOT were originally allocated approximately $14.5 billion and $1.3 billion, respectively. Actual SAFETEA-LU appropriations have been somewhat reduced from the original allocations. We are reliant upon TXDOT and NDOT contracts for a significant portion of our revenues. Recent public statements by TXDOT officials indicate potential TXDOT funding shortfalls and reductions in spending. Transportation leaders have identified $188 billion in needed construction projects to create an acceptable transportation system in Texas by 2030. NDOT expenditures totaled $740 million in 2006, and have had an annual increase of 9.9% since 2001.

Our water and wastewater, underground utility, light transit and non-highway paving work is generally funded by municipalities and local authorities. The size and growth rates of these markets is difficult to compute as a whole given the number of municipalities, the differences in funding sources and variations in local budgets. However, management estimates that the municipal markets in which we could potentially do business are in excess of $1 billion annually.

Our Markets and Customers

For decades, we have concentrated our operations in Texas. We are headquartered in Houston, and we serve the top markets in Texas, including Houston, San Antonio, Dallas/Fort Worth and Austin. With the RHB acquisition, we have expanded our operations into Nevada.

Although we occasionally undertake contracts for private customers, the vast majority of our contracts are for public sector customers. In Texas, these customers include TXDOT, county and municipal public works departments, the Metropolitan Transit Authority of Harris County, Texas, or Metro, the Harris County Toll Road Authority, regional transit authorities, port authorities, school districts and municipal utility districts. In Nevada, RHB’s primary public sector customer has been NDOT.

Our largest revenue customer is TXDOT. In 2006, contracts with TXDOT represented 67% of our revenues, and other public sector revenue generated in Texas represented 33% of our revenues. In 2006, contracts with NDOT represented 90% of RHB’s revenues, and other public sector revenue generated in Nevada represented 10% of RHB’s revenues. In both Texas and Nevada, we provide services to these customers exclusively pursuant to contracts awarded through competitive bidding processes.

In Texas, our municipal customers in 2006 included the City of Houston (12% of our 2006 revenues) and Harris County, Texas (5% of our 2006 revenues). We have also completed the construction of certain infrastructure for new light rail systems in Houston, Dallas and Galveston. We anticipate that revenues obtained from the City of Houston will continue to increase due to the metropolitan area’s steady gain in population through migration of new residents and annexation of surrounding communities. In both Texas and Nevada, we provide services to our municipal customers exclusively pursuant to contracts awarded through competitive bidding processes.

Competition

Our competitors are companies that we bid against for construction contracts. We estimate that Texas Sterling has approximately 150 competitors in the Texas markets that we primarily serve, and they include large national and regional construction companies as well as many smaller contractors. In Nevada, we estimate that RHB’s construction business has approximately 10 competitors in the markets that it primarily serves, and they include both large national and regional construction companies as well as smaller contractors. Historically, the construction business has not typically required large amounts of capital, which can result in relative ease of market entry for companies possessing acceptable qualifications. Factors influencing our competitiveness include price, our reputation for quality, our equipment fleet, our financial strength, surety bonding capacity and prequalification, our knowledge of local markets and conditions, and our project management and estimating abilities. Although some of our competitors are larger than we are and may possess greater resources or provide more vertically-integrated services, we believe that we are well-positioned to compete effectively and favorably in the markets in which we operate on the basis of the foregoing factors.

We are unable to determine the size of many competitors because they are privately owned, but we believe that we are one of the larger participants in our Texas markets and one of the largest contractors in Houston engaged in municipal civil construction work. In Nevada, we believe that RHB is a leading asphalt paving contractor in suburban and rural highway projects. We believe that being one of the largest firms in the Houston municipal civil construction market provides us with several advantages, including greater flexibility to manage our backlog in order to schedule and deploy our workforce and equipment resources more efficiently; more cost-effective purchasing of materials, insurance and bonds; the ability to provide a broader range of services that otherwise would be provided through subcontractors; and the availability of substantially more capital and resources to dedicate to each of our contracts. Because we own and maintain most of the equipment required for our Texas contracts and have the experienced workforce to handle many types of municipal civil construction, we are able to bid competitively on many categories of contracts, especially complex, multi-task projects.

In the state highway markets, most of our competitors are large regional contractors, and individual contracts tend to be larger and require more specialized skills than those in the municipal markets. Some of these competitors have the advantage of being much more vertically-integrated, or they specialize in certain types of projects such as construction over water. However, such competitors, particularly in Texas, often have the disadvantage of temporarily using a local workforce to complete each of their state highway contracts. In contrast, we permanently employ the workers who perform our state highway contracts in Texas, although we do rely on a temporary, unionized workforce for performance of a portion of our state highway contracts in Nevada. For the nine months ended September 30, 2007, state highway work accounted for 69% of our consolidated revenues, compared with 67% in 2006 and 39% in 2005. During the same period, state highway work accounted for 97% of RHB’s revenues, compared with 90% in 2006 and 96% in 2005.

Backlog

Backlog is our estimate of the billings that we expect to make in future periods on our construction contracts. We add the revenue value of new contracts to our backlog, typically when we are the low bidder on a public sector contract and management determines that there are no apparent impediments to award of the contract. As construction on our contracts progresses, we increase or decrease backlog to take account of changes in estimated quantities under fixed unit price contracts, as well as to reflect changed conditions, change orders and other variations from initially anticipated contract revenues and costs, including completion penalties and bonuses. We subtract from backlog the amounts we bill on contracts.

As of September 30, 2007, our backlog was approximately $367 million, and RHB had backlog of approximately $127 million, based on our methodology for calculating backlog. At September 30, 2007, we included approximately $12 million of contracts in backlog on which we were the apparent low bidder and expected to be awarded the contracts, but as of that date, those contracts had not been officially awarded. Historically, subsequent non-awards of such low bids have not materially affected our backlog or financial condition.

Substantially all of the contracts in our backlog may be canceled at the election of the customer; however, neither our backlog nor our results of operations have been materially adversely affected by contract cancellations or modifications in the past. See “Contracts—Contract Management Process.”

Contracts

Types of Contracts

We provide our services by using traditional general contracting arrangements, which are predominantly fixed unit price contracts awarded based on the lowest bid. A small amount of our revenues is produced under change orders or emergency contracts arranged on a cost plus basis.

Fixed unit price contracts are generally used in competitively-bid public civil construction contracts and, to a lesser degree, building construction contracts. Contractors under fixed unit price contracts are generally committed to provide all of the resources required to complete a contract for a fixed price per unit. Fixed unit price contracts generally transfer more risk to the contractor but offer the opportunity, under favorable circumstances, for greater profits. These contracts are generally subject to a negotiated change order, frequently due to a difference in site conditions from those anticipated when the bid is placed. Typically, one change order is issued upon completion of a contract to account for all of the quantity deviations from the original contract that were made during the construction process. Some contracts provide for penalties if the contract is not completed on time, or incentives if it is completed ahead of schedule.

Contract Management Process

We identify potential contracts from a variety of sources, including through subscriber services that notify us of contracts out for bid, through advertisements by federal, state and local governmental entities, through our business development efforts and through meetings with other participants in the construction industry. After determining which contracts are available, we decide which contracts to pursue based on such factors as the relevant skills required, contract size and duration, the availability of our personnel and equipment, the size and makeup of our current backlog, our competitive advantages and disadvantages, prior experience, the contracting agency or customer, the source of contract funding, geographic location, likely competition, construction risks, gross margin opportunities, penalties or incentives and the type of contract.

As a condition to pursuing certain contracts, we are sometimes required to complete a prequalification process with the applicable agency or customer. Some customers, such as TXDOT and NDOT, require yearly prequalification, and other customers have experience requirements specific to the contract. The prequalification process generally limits bidders to those companies with operational experience and financial capability to effectively complete the particular contract in accordance with the plans, specifications and construction schedule.

There are several factors that can create variability in contract performance and financial results compared to our bid assumptions on a contract. The most significant of these include the completeness and accuracy of our original bid analysis, recognition of costs associated with added scope changes, extended overhead due to customer and weather delays, subcontractor performance issues, changes in productivity expectations, site conditions that differ from those assumed in the original bid, and changes in the availability and proximity of materials. In addition, each of our original bids is based on the contract customer’s estimates of the quantities needed to complete a contract; if the quantities ultimately needed are different, our backlog and financial performance on the contract will change. All of these factors can lead to inefficiencies in contract performance, which can increase costs and lower profits. Conversely, if any of these or other factors is more positive than the assumptions in our bid, contract profitability can improve.

The estimating process for our contracts in Texas typically involves three phases. Initially, we consider the level of anticipated competition and our available resources for the prospective project. If we then decide to continue considering a project, we undertake the second phase of the contract process and spend two to six weeks performing a detailed review of the plans and specifications, summarize the various types of work involved and related estimated quantities, determine the contract duration and schedule and highlight the unique and riskier aspects of the contract. Concurrent with this process, we estimate the cost and availability of labor, material, equipment, subcontractors and the project team required to complete the contract on time and in accordance with the plans and specifications. Substantially all of our estimates are made on a per unit basis for each line item, with the typical contract containing 50 to 400 line items. The final phase consists of a detailed review of the estimate by management, including, among other things, assumptions regarding cost, approach, means and methods, productivity, risk and the estimated profit margin. This profit amount will vary according to management’s perception of the degree of difficulty of the contract, the current competitive climate and the size and makeup of our backlog. Our project managers are intimately involved throughout the estimating and construction process so that contract issues, and risks relating thereto, can be understood and addressed on a timely basis.

Historically, the contracting process for RHB’s contracts in Nevada has been primarily the responsibility of the chief executive officer of the company. He has reviewed all of the plans and specifications for a proposed project, estimated the costs to complete the project and the risks involved, added in an appropriate profit level, and, based on all of that information, determined whether to submit a bid on a project. As part of our process for integrating RHB into our overall operations, we anticipate that the process used to bid on contracts in Nevada will substantially conform to the process used in Texas as described above.

To manage risks of changes in material prices and subcontracting costs used in tendering bids for construction contracts, we obtain firm quotations from our suppliers and subcontractors before submitting a bid. These quotations do not include any quantity guarantees, and we have no obligation for materials or subcontract services beyond those required to complete the respective contracts that we are awarded for which quotations have been provided.

Substantially all of our contracts are entered into with governmental entities and are generally awarded to the lowest bidder after a solicitation of bids by the project owner. Requests for proposals or negotiated contracts with public or private customers are generally awarded based on a combination of technical capability and price, taking into consideration factors such as contract schedule and prior experience. In either case, bidders must post a bid bond for generally 5% to 10% of the amount bid, and on winning the bid, must post a performance and payment bond for 100% of the contract amount. Upon completion of a contract, before receiving final payment on the contract, a contractor must post a maintenance bond for generally 1% of the contract amount for one to two years.

During the construction phase of a contract, we monitor our progress by comparing actual costs incurred and quantities completed to date with budgeted amounts and the contract schedule and periodically (at a minimum on a monthly basis) prepare an updated estimate of total forecasted revenue, cost and expected profit for the contract.

During the normal course of most contracts, the customer, and sometimes the contractor, initiates modifications or changes to the original contract to reflect, among other things, changes in quantities, specifications or design, method or manner of performance, facilities, materials, site conditions and period for completion of the work. In many cases, final contract quantities may differ from those specified by the customer. Generally, the scope and price of these modifications are documented in a “change order” to the original contract and reviewed, approved and paid in accordance with the normal change order provisions of the contract. We are often required to perform extra or change order work as directed by the customer even if the customer has not agreed in advance on the scope or price of the work to be performed. This process may result in disputes over whether the work performed is beyond the scope of the work included in the original contract plans and specifications or, even if the customer agrees that the work performed qualifies as extra work, the price that the customer is willing to pay for the extra work. These disputes may not be settled to our satisfaction. Even when the customer agrees to pay for the extra work, we may be required to fund the cost of such work for a lengthy period of time until the change order is approved and funded by the customer. In addition, any delay caused by the extra work may adversely impact the timely scheduling of other work on the contract (or on other contracts) and our ability to meet contract milestone dates.

The process for resolving contract claims varies from one contract to another but, in general, we attempt to resolve claims at the project supervisory level through the normal change order process or, if necessary, with higher levels of management within our organization and the customer’s organization. Regardless of the process, when a potential claim arises on a contract, we typically have the contractual obligation to perform the work and must incur the related costs. We do not recoup the costs unless and until the claim is resolved, which could take a significant amount of time.

Most of our construction contracts provide for termination of the contract for the convenience of the customer, with provisions to pay us only for work performed through the date of termination. Our backlog and results of operations have not been materially adversely affected by these provisions in the past.

We act as the prime contractor on almost all of the construction contracts that we undertake. We complete the majority of our contracts with our own resources, and we typically subcontract specialized activities such as traffic control, electrical systems, signage and trucking. As the prime contractor, we are responsible for the performance of the entire contract, including subcontract work. Thus, we are subject to increased costs associated with the failure of one or more subcontractors to perform as anticipated. We manage this risk by reviewing the size of the subcontract, the financial stability of the subcontractor and other factors. Although we generally do not require that our subcontractors furnish a bond or other type of security to guarantee their performance, we require performance and payment bonds on many specialized or large subcontract portions of our contracts. Disadvantaged business enterprise regulations require us to use our best efforts to subcontract a specified portion of contract work performed for governmental entities to certain types of subcontractors, including minority- and women-owned businesses. We have not experienced significant costs associated with subcontractor performance issues.

Insurance and Bonding

All of our buildings and equipment are covered by insurance, which our management believes to be adequate. In addition, we maintain general liability and excess liability insurance, all in amounts consistent with our risk of loss and industry practice. We self-insure our workers’ compensation claims subject to stop-loss insurance coverage.

As a normal part of the construction business, we generally are required to provide various types of surety and payment bonds that provide an additional measure of security for our performance under public sector contracts. Typically, a bidder for a contract must post a bid bond generally for 5% to 10% of the amount bid, and on winning the bid, must post a performance and payment bond for 100% of the contract amount. Upon completion of a contract, before receiving final payment on the contract, a contractor must post a maintenance bond for generally 1% of the contract amount for one to two years. Our ability to obtain surety bonds depends upon our capitalization, working capital, aggregate contract size, past performance, management expertise and external factors, including the capacity of the overall surety market. Surety companies consider such factors in light of the amount of our backlog that we have currently bonded and their current underwriting standards, which may change from time to time. As is customary, we have agreed to indemnify our bonding company for all losses incurred by it in connection with bonds that are issued, and we have granted our bonding company a security interest in certain assets as collateral for such obligation.

Employees

As of December 1, 2007, we had approximately 1,200 employees, including 15 project managers and over 50 superintendents who manage over 120 fully-equipped crews in our construction business. Of such employees, 737 were located in our Houston headquarters and 10 in our Reno office, with most of the others being field personnel. Of our employees, 72, all of whom are in Nevada, are union members represented by three unions.

Our business is dependent upon a readily available supply of management, supervisory and field personnel. Substantially all of our employees who work on our contracts in Texas are a permanent part of our workforce, and we generally do not rely on temporary employees to complete these contracts. In contrast, many of our employees who work on our contracts in Nevada are temporary employees. In the past, we have been able to attract sufficient numbers of personnel to support the growth of our operations. Although we do not anticipate any shortage of labor in the near term, we may not be able to continue to attract and retain sufficient employees at all levels due to changes in immigration enforcement practices or compliance standards or for other reasons.

We conduct extensive safety training programs, which has allowed us to maintain a high safety level at our worksites. All newly-hired employees undergo an initial safety orientation, and for certain types of projects, we conduct specific hazard training programs. Our project foremen and superintendents conduct weekly on-site safety meetings, and our full-time safety inspectors make random site safety inspections and perform assessments and training if infractions are discovered. In addition, all of our superintendents and project managers are required to complete an OSHA-approved safety course.

Properties

We own our headquarters office building in Houston, Texas, which is located on a seven acre parcel of land on which our Texas equipment repair center is also located. We also own land in Dallas and San Antonio on which we plan to construct regional offices and repair facilities. Pending completion of these regional offices, we lease office facilities in these locations. In order to complete most contracts in Texas, we lease small parcels of real estate near the site of a contract job site to store materials, locate equipment, conduct concrete crushing and pugging operations, and provide offices for the contracting customer, its representatives and our employees.

For our Nevada operations, we lease office space in Reno, Nevada, and we have an office and repair facilities located on a forty-five acre parcel of land in Lovelock, Nevada. RHB also has a quarry lease in Carson City, Nevada. Unlike in Texas where we acquire aggregates from third-party suppliers, in Nevada, RHB sources and produces its own aggregates, whether from the Lovelock quarry or from other sources near job sites where it enters into short-term leases to acquire the aggregates necessary for the job. In order to complete most contracts in Nevada, we also lease small parcels of real estate near the site of a contract job site to store materials, locate equipment, and provide offices for the contracting customer, its representatives and our employees.

Government and Environmental Regulations

Our operations are subject to compliance with numerous regulatory requirements of federal, state and local agencies and authorities, including regulations concerning safety, wage and hour, and other labor issues, immigration controls, vehicle and equipment operations and other aspects of our business. For example, our construction operations are subject to the requirements of the Occupational Safety and Health Act, or OSHA, and comparable state laws directed toward the protection of employees. In addition, most of our construction contracts are entered into with public authorities, and these contracts frequently impose additional governmental requirements, including requirements regarding labor relations and subcontracting with designated classes of disadvantaged businesses.

All of our operations are also subject to federal, state and local laws and regulations relating to the environment, including those relating to discharges into air, water and land, the handling and disposal of solid and hazardous waste, the handling of underground storage tanks and the cleanup of properties affected by hazardous substances. For example, we must apply water or chemicals to reduce dust on road construction projects and to contain contaminants in storm run-off water at construction sites. In certain circumstances, we may also be required to hire subcontractors to dispose of hazardous wastes encountered on a project in accordance with a plan approved in advance by the customer. Certain environmental laws impose substantial penalties for non-compliance and others, such as the federal Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, impose strict, retroactive, joint and several liability upon persons responsible for releases of hazardous substances.

CERCLA and comparable state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons that contributed to the release of a “hazardous substance” into the environment. These persons include the owner or operator of the site where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site. Under CERCLA, these persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. CERCLA also authorizes the federal Environmental Protection Agency, or EPA, and, in some instances, third parties, to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur.

Solid wastes, which may include hazardous wastes, are subject to the requirements of the Federal Solid Waste Disposal Act, the federal Resource Conservation and Recovery Act, referred to as RCRA, and comparable state statutes. Although we do not generate solid waste, we occasionally dispose of solid waste on behalf of customers. From time to time, the EPA considers the adoption of stricter disposal standards for non-hazardous wastes. Moreover, it is possible that additional wastes will in the future be designated as “hazardous wastes.” Hazardous wastes are subject to more rigorous and costly disposal requirements than are non-hazardous wastes.

Legal Proceedings

We are, and may in the future be involved as, a party to various legal proceedings, which are incidental to the ordinary course of business. We regularly analyze current information and, as necessary, provide accruals for probable liabilities on the eventual disposition of these matters. In the opinion of management, after consultation with legal counsel, there are currently no threatened or pending legal matters that would reasonably be expected to have a material adverse impact on our consolidated results of operations, financial position or cash flows.

MANAGEMENT

The following table sets forth the names and ages of each of our current directors and executive officers and the positions they held as of December 1, 2007:

Name	Position	Age
Patrick T. Manning	Chairman of the Board of Directors and Chief Executive Officer	61
Joseph P. Harper, Sr.	President, Chief Operating Officer and Treasurer and a Director	61
James H. Allen, Jr.	Senior Vice President and Chief Financial Officer	66
Roger M. Barzun.	Senior Vice President, Secretary and General Counsel	66
Richard H. Buenting	Chief Executive Officer of Road and Highway Builders, LLC	39
John D. Abernathy.	Director	70
Robert W. Frickel	Director	63
Donald P. Fusilli, Jr.	Director	56
Maarten D. Hemsley	Director	58
Christopher H. B. Mills	Director	55
Milton L. Scott	Director	51
David R. A. Steadman	Director	70

Patrick T. Manning. Mr. Manning joined the predecessor of Texas Sterling Construction Co., our Texas construction subsidiary, which along with its predecessors we refer to as TSC, in 1971 and led its move from Detroit, Michigan into the Houston market in 1978. He has been TSC’s President and Chief Executive Officer since 1998 and our Chairman of the Board of Directors and Chief Executive Officer since July 2001. Mr. Manning has served on a variety of construction industry committees, including the Gulf Coast Trenchless Association and the Houston Contractors’ Association, where he served as a member of the board of directors and as President from 1987 to 1993. He attended Michigan State University from 1969 to 1972.

Joseph P. Harper, Sr. Mr. Harper has been employed by TSC since 1972. He was Chief Financial Officer of TSC for approximately 25 years until August 2004, when he became Treasurer of TSC. In addition to his financial responsibilities, Mr. Harper has performed both estimating and project management functions. Mr. Harper has been a director and our President and Chief Operating Officer since July 2001, and in May 2006 was elected our Treasurer. Mr. Harper is a certified public accountant.

James H. Allen, Jr. Mr. Allen became our Chief Financial Officer in July 2007. He spent approximately 30 years with Arthur Andersen & Co., including 19 years as an audit and business advisory partner and as head of the firm’s Houston office construction industry practice. After being retired for several years, he became chief financial officer of a process chemical manufacturer and served in that position for over three years prior to joining our company. Mr. Allen is a certified public accountant.

Roger M. Barzun. Mr. Barzun has been our Vice President, Secretary and General Counsel since August 1991, was elected a Senior Vice President from May 1994 until July 2001 and again in March 2006. Mr. Barzun has been a lawyer since 1968 and is a member of the bar of New York and Massachusetts. Mr. Barzun also serves as general counsel to other corporations from time to time on a part-time basis.

Richard H. Buenting. Mr. Buenting joined Sterling in October 2007 upon the acquisition of RHB. He currently serves as Chief Executive Officer of RHB, a position he has held since founding that company in 1999. Previously, Mr. Buenting served in a number of roles, including Vice President and Project Manager for Granite Construction, a publicly traded civil construction firm. While at Granite, Mr. Buenting worked in the California and Nevada markets.

John D. Abernathy. Mr. Abernathy was Chief Operating Officer of Patton Boggs LLP, a Washington D.C. law firm, from January 1995 through May 2004 when he retired. He is also a director of Par Pharmaceutical Companies, Inc., an NYSE-listed company that manufactures generic and specialty drugs, and Neuro-Hitech, Inc., a development-stage drug company. Mr. Abernathy is a certified public accountant. In December 2005, Mr. Abernathy was elected Lead Director by the independent members of our board of directors.

Robert W. Frickel. Mr. Frickel is the founder and President of R.W. Frickel Company, P.C., a public accounting firm that provides audit, tax and consulting services primarily to companies in the construction industry. Prior to the founding of R.W. Frickel Company in 1974, Mr. Frickel was employed by Ernst & Ernst. Mr. Frickel is a certified public accountant.

Donald P. Fusilli, Jr. Mr. Fusilli is an independent consultant. From May 1973 until September 2006, Mr. Fusilli served in a variety of capacities at Michael Baker Corporation, a public company listed on the American Stock Exchange that provides a variety of professional engineering services spanning the complete life cycle of infrastructure and managed asset projects. Mr. Fusilli joined Michael Baker Corporation as an engineer and over the course of his career rose to president and chief executive officer in April 2001. Since September 2006, Mr. Fusilli has been an independent consultant providing strategic planning, marketing development and operations management services. Mr. Fusilli is a director of RTI International Metals, Inc., an NYSE-listed company that is a leading U.S. producer of titanium mill products and fabricated metal components. He holds a Civil Engineering degree from Villanova University, a Juris Doctor degree from Duquesne University School of Law and attended the Advanced Management Program at the Harvard Business School.

Maarten D. Hemsley. Mr. Hemsley served as our President and Chief Operating Officer from 1988 until 2001, and as Chief Financial Officer from 1998 until August 2007. From January 2001 to May 2002, Mr. Hemsley was also a consultant to, and thereafter has been an employee of, JO Hambro Capital Management Limited, which is part of JO Hambro Capital Management Group Limited, or JOHCMG, an investment management company based in the United Kingdom. Mr. Hemsley has served since 2001 as Fund Manager of JOHCMG’s Leisure & Media Venture Capital Trust, plc, and since February 2005, as Senior Fund Manager of its Trident Private Equity II LLP investment fund. Mr. Hemsley is a director of Tech/Ops Sevcon, Inc., a U.S. public company that manufactures electronic controls for electric vehicles and other equipment, and of a number of privately-held companies in the United Kingdom. Mr. Hemsley is a Fellow of the Institute of Chartered Accountants in England and Wales.

Christopher H. B. Mills. Mr. Mills is a director of JOHCMG. Prior to founding JOHCMG in 1993, Mr. Mills was employed by Montagu Investment Management and its successor company, Invesco MIM, as an investment manager and director, from 1975 to 1993. He is the Chief Executive of North Atlantic Smaller Companies Investment Trust plc, which is a part of JOHCMG and is a 4.48% holder of our common stock. Mr. Mills is a director of four U.S. public companies: Lesco, Inc., which manufactures and sells fertilizer and lawn products; NetBank, Inc., a financial holding company that operates a family of businesses focused primarily on consumer and small business banking as well as conforming mortgage lending; W-H Energy Services, Inc., which is in the oilfield services industry; and SunLink Healthcare Systems, Inc., a non-urban community healthcare provider for seven hospitals and related businesses in four states in the Southwest and Midwest. Mr. Mills also serves as a director of a number of public and private companies outside of the U.S. in which JOHCMG funds have investments.

Milton L. Scott. Mr. Scott is currently chairman and chief executive officer of the Togas Group, a strategic advisory and services company in supply chain management, transportation and logistics, and integrated supply. He was previously associated with Complete Energy Holdings, LLC, a company of which he was Managing Director until January 2006 and which he co-founded in January 2004 to acquire, own and operate power generation assets in the United States. From March 2003 to January 2004, Mr. Scott was a Managing Director of The StoneCap Group, an entity formed to acquire, own and operate power generation assets. From October 1999 to November 2002, Mr. Scott served as Executive Vice President and Chief Administrative Officer at Dynegy Inc., a public company that was a market leader in power distribution, marketing and trading of gas, power and other commodities, midstream services and electric distribution. From July 1977 to October 1999, Mr. Scott was with the Houston office of Arthur Andersen LLP, a public accounting firm, where he served as partner in charge of the Southwest Region Technology and Communications practice. Mr. Scott is currently the lead director and chairman of the audit committee of W-H Energy Services, an NYSE-listed company that is in the oilfield services industry.

David R. A. Steadman. Mr. Steadman is President of Atlantic Management Associates, Inc., a management services and investment group. An engineer by profession, he served as Vice President of the Raytheon Company from 1980 until 1987 where he was responsible for commercial telecommunications and data systems businesses in addition to setting up a corporate venture capital portfolio. Subsequent to that time and until 1989, Mr. Steadman was Chairman and Chief Executive Officer of GCA Corporation, a manufacturer of semiconductor production equipment. Mr. Steadman serves as a director of Aavid Thermal Technologies, Inc., a provider of thermal management solutions for the electronics industry, a privately-held company. Mr. Steadman also serves as Chairman of Tech/Ops Sevcon, Inc., a public company that manufactures electronic controls for electric vehicles and other equipment. Mr. Steadman is a Visiting Lecturer in Business Administration at the Darden School of the University of Virginia.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock at December 5, 2007, for:

•	each person known by us to own beneficially more than 5% of our outstanding common stock;

•	each of our executive officers named above in “Management”;

•	each of our directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes sole or shared voting or investment power with respect to securities. Except as indicated by footnote, and subject to applicable community property laws, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, and their address is 20810 Fernbush Lane, Houston, Texas 77073. The percentage of beneficial ownership is based on 11,162,942 shares of common stock outstanding at December 5, 2007.

	Number of
	Outstanding
	Shares of	Shares	Total
	Common	Subject to	Beneficial	Percent of
Name of Beneficial Owner	Stock Owned	Purchase*	Ownership	Class

Patrick T. Manning	132,500	65,120	197,620	1.8%
Joseph P. Harper, Sr. (1)	560,141	172,574	732,715	6.5%
James H. Allen, Jr.	—	—	—	—
Roger M. Barzun	22,161	3,710	25,871	†
Richard H. Buenting (2)	40,702	—	40,702	†
John D. Abernathy (3)	29,801	27,166	56,967	†
Robert W. Frickel (3)	64,805	17,000	81,805	†
Donald P. Fusilli, Jr. (3)	1,598	—	1,598	†
Maarten D. Hemsley	191,924	88,400	280,324	2.5%
Christopher H. B. Mills (3)(4)	514,805	5,000	519,805	4.7%
Milton L. Scott(3)	2,805	—	2,805	†
David R. A. Steadman (3)	16,805	5,000	21,805	†
Dreman Value Management, LLC
Harborside Financial Center Plaza 10, Suite 800 Jersey City, New Jersey 07311 (5)	934,183	—	934,183	8.4%
All directors and executive officers as a group (12 persons) (6)	1,573,047	383,970	1,957,017	17.0%

*	These are shares that the person, entity or group could acquire within 60 days of November 16, 2007.

†	Represents beneficial ownership of less than one percent (1%).

(1)	This number includes 8,000 shares held by Mr. Harper as custodian for his grandchildren.

(2)	Mr. Buenting also owns an 8.33% equity interest in Road and Highway Builders, LLC.

(3)	This number includes, or in the case of Mr. Fusilli consists entirely of, 1,598 shares subject to restrictions that expire on the day preceding the 2008 Annual Meeting of Stockholders, but earlier if the director dies or becomes disabled or if there is a change in control of the Company. The shares are forfeited before the expiration of the restrictions if the director ceases to be a director other than because of his death or disability.

(4)	According to a Form 13G/A (Amendment No. 3) filed with the SEC on February 6, 2007, each of North Atlantic Smaller Companies Investment Trust plc, Mr. Mills and North Atlantic Value Management LLC claims shared voting and investment power over these shares. This number consists of the 500,000 shares owned by NASCIT; 5,000 shares owned by Mr. Mills personally over which he claims sole voting and investment power; and 1,598 shares owned by Mr. Mills that are subject to the same restrictions as are described in footnote (3), above.

(5)	According to a Form 13G filed with the SEC on February 14, 2007, Dreman Value Management, LLC is an investment adviser with sole voting and dispositive power over these shares.

(6)	See the footnotes above for a description of certain of the shares included in this total.

SHARES ELIGIBLE FOR FUTURE SALE

We cannot predict the effect, if any, that sales of shares or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of significant amounts of our common stock in the public market, or the perception that those sales may occur, could adversely affect prevailing market prices and impair our future ability to raise capital through the sale of our equity at a time and price we deem appropriate.

Upon the completion of this offering and assuming no exercise of outstanding warrants or options, we will have 12,762,942 shares (or in the event the underwriter’s over-allotment option is exercised in full, 13,002,942 shares) of our common stock outstanding. Of these shares, 9,510,748 shares (or in the event the underwriter’s over-allotment option is exercised in full, 9,750,748 shares) will be freely tradable without restriction, except for any shares of our common stock purchased in this offering by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, which would be subject to the limitations and restrictions described below.

The remaining 3,252,194 shares of our common stock to be outstanding upon completion of this offering are deemed “restricted securities,” as that term is defined under Rule 144 of the Securities Act, are held by affiliates and must be sold in compliance with Rule 144 or are subject to the lock-up agreements described in “Underwriting.” Securities that are restricted or held by affiliates may be sold in the U.S. public market only if registered or if they qualify for an exemption from registration under the provisions of Rule 144 or Rule 144(k) under the Securities Act, which rules are described below. Of the 3,252,194 shares of our common stock that are deemed restricted and that will be outstanding upon completion of this offering, 2,216,398 shares would qualify for exemption under Rule 144(k) and 1,035,796 shares would qualify for exemption under Rule 144.

Rule 144

In general, under Rule 144 as currently in effect, a person, or persons whose shares must be aggregated, who has beneficially owned restricted shares of our common stock for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of the following:

•	one percent of the number of shares of common stock then outstanding, which will equal approximately 127,629 shares (or, in the event the underwriter’s over-allotment option is exercised in full, 130,029 shares) immediately after this offering, or

•	the average weekly trading volume of our common stock on the Nasdaq during the four calendar weeks preceding the date of filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also generally subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person, or persons whose shares must be aggregated, who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell the shares under Rule 144(k) without complying with the manner of sale, public information, volume limitations or notice or public information requirements of Rule 144. Therefore, unless otherwise restricted, the shares eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering.

Amendments to Rule 144

On November 15, 2007, the SEC adopted amendments to Rule 144. These amendments will, among other things, reduce the holding period for resales of restricted securities of reporting companies from one year to six months where the issuer has been a reporting company for at least 90 days and eliminate most requirements under Rule 144 for resales of restricted securities by persons who are not (and have not been within the three months preceding the resale) affiliates of the issuer, except for the current information requirement. These amendments, which are set forth in a final rule issued by the SEC on December 6, 2007, will be effective 60 days after the release is published in the Federal Register.

Lock-Up Agreements

For a description of the 90-day lock-up agreements with the underwriter that restrict sales of shares by us and by certain of our executive officers and directors, see “Underwriting—Lock-Up Agreements.”

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, the underwriter named below has agreed to purchase, and we have agreed to sell to such underwriter, the number of shares of common stock set forth opposite its name below:

Underwriter	Number of Shares

D.A. Davidson & Co.	1,600,000

The underwriter is offering the shares of common stock subject to its acceptance of the shares from us. The underwriting agreement provides that the obligation of the underwriter to purchase the shares of common stock offered by this prospectus is subject to the satisfaction of the conditions contained in the underwriting agreement. The underwriter must purchase all of the shares of common stock offered hereby if any of the shares are purchased, except for the shares covered by the over-allotment option described below, unless and until the option is exercised.

The underwriter has advised us that it proposes to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and to dealers at the public offering price less a selling concession not in excess of $      per share. The underwriter also may allow, and dealers may reallow, a concession not in excess of $      per share to brokers and dealers. After the offering, the underwriter may change the offering price and other selling terms. Our common stock is offered subject to receipt and acceptance thereof by the underwriter and to the other conditions set forth in the underwriting agreement, including the right to reject orders in whole or in part. We and the underwriter will determine the offering price of our common stock through negotiation. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares following this offering.

Over-Allotment Option

We have granted the underwriter an option to purchase up to 240,000 additional shares of our common stock at the public offering price less the underwriting discount. The underwriter may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. The underwriter may exercise this option, in whole or in part, at any time and from time to time for 30 days from the date of the underwriting agreement. To the extent that the underwriter exercises this option, the underwriter will be committed, as long as the conditions of the underwriting agreement are satisfied, to purchase the shares of common stock, and we will be obligated to sell the shares of common stock to the underwriter. If purchased, the additional shares will be sold by the underwriter on the same terms as those on which the other shares are sold. We will pay the expenses associated with the exercise of this option.

Underwriting Discount and Offering Expenses

The following table shows the per share and total public offering price, underwriting discount to be paid to the underwriter, and the net proceeds to us before expenses. This information is presented assuming both no exercise and full exercise by the underwriter of its over-allotment option.

Total
		Without	With
		Over-	Over-
		Allotment	Allotment
	Per Share	Exercise	Exercise

Public offering price	$	$	$
Underwriting discount payable by us	$	$	$
Proceeds, before expenses, to us	$	$	$

In addition to the underwriting fees described above, we have agreed to pay the underwriter a non-accountable expense allowance of $100,000. Including this amount, we estimate that the expenses of this offering payable by us, exclusive of the underwriting discount, will be approximately $775,000.

Stabilizing Transactions

In connection with the offering, the underwriter may purchase and sell our common stock in the open market. These transactions may include over-allotment and stabilizing transactions, syndicate covering transactions and penalty bids.

•	Over-allotment transactions involve sales by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that it may purchase under the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any short position by exercising its over-allotment option and/or purchasing shares in the open market.

•	Stabilizing transactions consist of bids or purchases of our common stock made to prevent or retard a decline in the market price of our common stock.

•	Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market compared to the price at which it may purchase shares through the over-allotment option. If an underwriter sells more shares than could be covered by the over-allotment option (i.e., a naked short position), the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if an underwriter is concerned that there could be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase shares in this offering.

•	Penalty bids permit the underwriter to reclaim a selling concession from a selling group member when the common stock originally sold by the member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These activities may stabilize, maintain or otherwise affect the market price of our common stock, which may be greater than the price that might otherwise prevail in the open market. These activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq, in the over-the-counter market or otherwise. Neither we nor the underwriter makes any representation or prediction as to the effect that the transactions described above may have on the market price of the shares.

Discretionary Accounts

The underwriter has informed us that it does not intend to confirm sales of shares of our common stock being offered to accounts over which it exercises discretionary authority.

Lock-Up Agreements

We anticipate that we, certain of our executive officers and directors will agree with the underwriter that, during the period ending 90 days after the date of this prospectus, which we refer to as the restricted period, none of us will, without the prior consent of the underwriter, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities which may be converted into or exchanged or exercised for any such shares of common stock, or enter into any swap or other arrangement that transfers to another person, in whole or in part, any of the economic consequences of ownership of our common stock. The restricted period is subject to a limited extension in certain circumstances if shares of our common stock are not “actively traded securities,” as defined in Rule 101(c)(1) of Regulation M under the Exchange Act.

The foregoing restrictions do not apply to:

•	the sale by us of shares of common stock to the underwriter;

•	the issuance by us of shares of common stock pursuant to, or the grant of options under, our existing stock option plan or outstanding warrants;

•	the sale of shares of common stock pursuant to existing Rule 10b5-1 trading plans implemented by certain of our executive officers;

•	the sale of shares of common stock acquired in the public market after the closing of this offering; or

•	transfers of shares of common stock or securities convertible into or exercisable or exchangeable for common stock by any of the persons subject to a lock-up agreement (a) as bona fide gift or gifts, (b) by will or intestacy or (c) to any affiliate or member of such person’s immediate family or a trust created for the direct or indirect benefit of such person or the immediate family thereof; provided that, in any such case the transferee or transferees shall execute and deliver to the underwriter, before such transfer, an agreement to be bound by the restrictions on transfer described above.

In addition, during the restricted period, subject to certain exceptions, we have also agreed not to file any registration statement for the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of the underwriter.

Indemnification

We will indemnify the underwriter against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the underwriter may be required to make in respect of those liabilities.

Other Relationships

In 2006, we engaged the underwriter to provide financial advisory services to us in connection with potential financial and strategic opportunities, including mergers, acquisitions, divestitures and capital raising transactions. In accordance with this engagement, we paid the underwriter $1,000,000 in connection with our acquisition of RHB. The underwriter and its affiliates may in the future provide various investment banking and other financial advisory services for us and our affiliates, for which services they may in the future receive customary fees. The underwriter has advised us that, except as specifically contemplated in the underwriting agreement, it owes no fiduciary or other duties to us in connection with this offering, and it has agreements and relationships with, and owes duties to, third parties, including potential purchasers of the securities in this offering, that may create actual, potential or apparent conflicts of interest between the underwriter and us.

LEGAL MATTERS

The validity of the shares of common stock offered in this prospectus will be passed upon for us by Andrews Kurth LLP, Houston, Texas. The underwriter has been represented by Stoel Rives LLP, Seattle, Washington.

EXPERTS

The consolidated financial statements of Sterling Construction Company, Inc. as of December 31, 2006 and 2005 and for the three years in the period ended December 31, 2006, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 either included or incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Grant Thornton LLP, independent registered public accountants, as indicated in their reports with respect thereto, and are included or incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

The audited financial statements of Road and Highway Builders, LLC as of and for the years ended December 31, 2006 and 2005 have been included in this prospectus in reliance on the report of McGladrey & Pullen, LLP, an independent auditor, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Exchange Act and file reports, proxy statements and other information with the SEC. We have filed with the SEC a registration statement to register the common stock offered by this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement. For further information about us and the common stock offered in this prospectus, you should refer to the registration statement and its exhibits. You may read and copy the registration statement and any other document that we file with the SEC at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, the SEC maintains a web site that contains registration statements, reports, proxy statements and other information regarding registrants, such as us. The address of the web site is www.sec.gov.

The SEC allows us to “incorporate by reference” the information that we file with the SEC, which means that we can disclose information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information we file later with the SEC will automatically update this information. We are incorporating by reference in this prospectus the following documents filed with the SEC under the Exchange Act (other than any portions of the respective filings that were furnished pursuant to Item 2.02 or 7.01 of Current Reports on Form 8-K or other applicable SEC rules):

•	Annual Report on Form 10-K for the year ended December 31, 2006;

•	Quarterly Reports on Form 10-Q for the periods ended March 31, 2007, June 30, 2007 and September 30, 2007;

•	Current Reports on Form 8-K, as filed with the SEC on January 17, 2007, March 19, 2007, August 10, 2007, November 1, 2007 (as amended), November 13, 2007 and November 26, 2007; and

•	The description of our common stock contained in our registration statement on Form 8A, filed on January 11, 2006, including any amendment or report updating the description.

Any statements made in a document incorporated by reference in this prospectus are deemed to be modified or superseded for purposes of this prospectus to the extent that a statement in this prospectus or in any other subsequently filed document, which is also incorporated by reference, modifies or supersedes the statement. Any statement made in this prospectus is deemed to be modified or superseded to the extent a statement in any subsequently filed document, which is incorporated by reference in this prospectus, modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

The information relating to us contained in this prospectus should be read together with the information in the documents incorporated by reference. In addition, certain information, including financial information, contained in this prospectus or incorporated by reference in this prospectus should be read in conjunction with documents we have filed with the SEC.

In addition, we incorporate by reference all documents that we will file with the SEC in the future under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the termination of this offering. We refer to these documents, and the documents listed above, in this prospectus as “incorporated documents.”

You may request, without charge, a copy of any incorporated document (excluding exhibits, unless we have specifically incorporated an exhibit in an incorporated document) by writing or telephoning us at our principal executive offices at the following address:

Sterling Construction Company, Inc.
Attention: Controller
20810 Fernbush Lane
Houston, Texas 77073
(281) 821-9091

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Sterling Construction Company, Inc.

We have audited the accompanying consolidated balance sheets of Sterling Construction Company, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sterling Construction Company, Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment”, on a modified prospective basis as of January 1, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Sterling Construction Company, Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 14, 2007, not separately included herein, expressed an unqualified opinion on management’s assessment of the effectiveness of internal control over financial reporting and an unqualified opinion on the effectiveness of internal control over financial reporting.

/s/  Grant Thornton LLP

Houston, Texas
March 14, 2007

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2006 and 2005
(Amounts in thousands, except per share data)

	2006	2005

ASSETS
Current assets:
Cash and cash equivalents	$28,466	$22,267
Short-term investments	26,169	—
Accounts receivable, other	276	—
Contracts receivable	42,805	34,912
Costs and estimated earnings in excess of billings on uncompleted contracts	3,157	2,199
Inventories	965	—
Deferred tax asset	4,297	4,224
Assets of discontinued operations held for sale	—	8,969
Note receivable, current	300	—
Other	973	1,056

Total current assets	107,408	73,627
Property and equipment, net	46,617	27,271
Goodwill	12,735	12,735
Deferred tax asset, net	—	4,288
Note receivable, long term	325	—
Other assets	687	534

	13,747	17,557

Total assets	$167,772	$118,455

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$17,373	$20,416
Billings in excess of cost and estimated earnings on uncompleted contracts	21,536	13,635
Short-term debt, related parties	—	8,449
Current maturities of long term obligations	123	123
Liabilities of discontinued operations held for sale	—	8,385
Other accrued expenses	5,502	4,265

Total current liabilities	44,534	55,273
Long-term obligations:
Long-term debt, net of current maturities	30,659	14,570
Deferred tax liability, net	1,588	—

	32,247	14,570
Commitments and contingencies
Stockholders’ equity:
Preferred stock, par value $0.01 per share; authorized 1,000,000 shares, none issued	—	—
Common stock, par value $0.01 per share; authorized 14,000,000 shares, 10,875,438 and 8,165,123 shares issued	109	82
Additional paid in capital	114,630	82,822
Accumulated deficit	(23,748)	(34,292)

Total stockholders’ equity	90,991	48,612

Total liabilities and stockholders’ equity	$167,772	$118,455

The accompanying notes are an integral part of these consolidated financial statements

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
December 31, 2006, 2005 and 2004
(Amounts in thousands, except share and per share data)

	2006	2005	2004

Revenues	$249,348	$219,439	$132,478
Cost of revenues	220,801	195,683	119,217

Gross profit	28,547	23,756	13,261
General and administrative expenses	10,825	9,375	7,692
Other income (loss)	276	284	(4)

Operating income	17,998	14,665	5,565
Interest income	1,426	150	9
Interest expense	220	1,486	1,465

Income from continuing operations before minority interest and income taxes	19,204	13,329	4,109
Minority interest	—	—	962

Income from continuing operations before income taxes	19,204	13,329	3,147
Income tax expense (benefit):
Current	310	257	169
Deferred	6,256	2,531	(2,303)

Total income tax expense (benefit)	6,566	2,788	(2,134)

Net income from continuing operations	12,638	10,541	5,281
Income from discontinued operations, including gain on disposal of $121, net of income taxes of $308, $313 and $216	682	559	372

Net income	$13,320	$11,100	$5,653

Basic net income per share:
Net income from continuing operations	$1.19	$1.36	$0.99
Net income from discontinued operations	$0.06	$0.07	$0.07

Net income	$1.25	$1.43	$1.06

Weighted average number of shares outstanding used in computing basic per share amounts	10,582,730	7,775,476	5,342,847

Diluted net income per share:
Net income from continuing operations	$1.08	$1.11	$0.75
Net income from discontinued operations	$0.06	$0.05	$0.05

Net income	$1.14	$1.16	$0.80

Weighted average number of shares outstanding used in computing diluted per share amounts	11,714,310	9,537,923	7,027,682

The accompanying notes are an integral part of these consolidated financial statements

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
For the years ended December 31, 2006, 2005 and 2004
(Amounts in thousands)

			Additional
	Common Stock		Paid-in	Accumulated	Treasury
	Shares	Amount	Capital	Deficit	Stock	Total

Balance at December 31, 2003	5,140	$51	$67,631	$(51,045)	$(1)	$16,636
Stock issued upon option exercise	220	2	403			405
Stock based compensation expense			381			381
Conversion of debt to stock	450	5	1,714			1,719
Shares issued upon settlement of Put	1,569	16	8,051			8,067
Purchase of minority interest of SCPL			(49)			(49)
Reduction of valuation allowance deferred tax asset			2,396			2,396
Net income				5,653		5,653

Balance at December 31, 2004	7,379	74	80,527	(45,392)	(1)	35,208
Stock issued upon option exercise	786	8	819			827
Stock based compensation expense			463			463
Tax benefit of stock option exercise			1,013			1,013
Cancellation of treasury stock of SCPL					1	1
Net income				11,100		11,100

Balance at December 31, 2005	8,165	82	82,822	(34,292)	—	48,612
Stock issued upon option/warrant exercise	701	7	906			913
Stock based compensation expense			991			991
Stock issued in equity offering, net of expenses	2,003	20	27,019			27,039
Issuance of restricted stock	6	—	117			117
Available excess tax benefits from exercise of stock options			2,775	(2,775)		—
Net income				13,320		13,320

Balance at December 31, 2006	10,875	$109	$114,630	$(23,748)	$—	$90,991

The accompanying notes are an integral part of this consolidated financial statement

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2006, 2005 and 2004
(Amounts in thousands, except share data)

	2006	2005	2004

Net income	$13,320	$11,100	$5,653
Net income from discontinued operations	682	559	372

Net income from continuing operations	12,638	10,541	5,281
Adjustments to reconcile income from continuing operations to net cash provided by continuing operating activities:
Depreciation and amortization	7,011	5,064	4,545
(Gain) loss on sale of property and equipment	(276)	(279)	4
Deferred tax expense (benefit)	6,256	2,531	(2,303)
Stock based compensation expense	1,108	463	381
Minority interest in net earnings of subsidiary	—	—	962
Fair value of induced conversion of debt to equity	—	—	257
Other changes in operating assets and liabilities:
(Increase) decrease in contracts receivable	(7,893)	(8,662)	254
(Increase) decrease in costs and estimated earnings in excess of billings on uncompleted contracts	(958)	3,685	(4,603)
Increase in inventories	(965)	—	—
(Increase) decrease in prepaid expenses and other assets	(46)	730	370
(Decrease) increase in trade payables	(3,043)	6,034	4,487
Increase (decrease) in billings in excess of costs and estimated earnings on uncompleted contracts	7,901	9,158	(5,265)
Increase (decrease) in accrued compensation and other liabilities	1,356	2,001	(199)

Net cash provided by continuing operating activities	23,089	31,266	4,171

Cash flows from continuing operations investing activities:
Purchase of certain assets of RDI	(2,206)	—	—
Net cash paid upon acquisition of TSC minority interest	—	—	(2,446)
Additions to property and equipment	(24,849)	(11,392)	(3,555)
Proceeds from sale of property and equipment	866	420	192
Purchases of short-term securities, available for sale	(144,192)	—	—
Sales of short-term securities, available for sale	118,023	—	—

Net cash used in continuing operations investing activities	(52,358)	(10,972)	(5,809)

Cash flows from continuing operations financing activities:
Cumulative daily drawdowns — revolver	106,025	139,593	102,531
Cumulative daily reductions — revolver	(89,813)	(139,134)	(95,770)
Repayments under related party long term debt	(8,449)	(2,649)	(3,995)
Repayments under long-term obligations	(123)	(113)	(735)
Increase in deferred loan costs	(123)	—	—
Issuance of common stock pursuant to warrants and options	913	827	405
Net proceeds from sale of common stock	27,039	—	—

Net cash provided by (used in) continuing operations financing activities	35,468	(1,476)	2,436

Net increase in cash and cash equivalents from continuing operations	6,199	18,818	798
Cash provided by (used in) discontinued operating activities	495	(294)	(977)
Cash used in discontinued operations investing activities	4,739	—	(34)
Cash (used in) provided by discontinued operations financing activities	(5,357)	349	964

Net cash (used in) provided by discontinued operations	(123)	55	(47)
Cash and cash equivalents at beginning of period	22,267	3,449	2,651

Cash and cash equivalents at end of period	$28,466	$22,267	$3,449

Supplemental disclosures of cash flow information:
Cash paid during the period for interest	$521	$1,916	$2,097
Cash paid during the period for taxes	$300	$355	$14
Supplemental disclosure of non-cash financing activities:
Capital lease obligations for new equipment	—	$83	$26

224,000 shares of common stock were issued upon the conversion of $560 of convertible debt in 2004.

1,569,000 additional shares of common stock were issued upon the conversion of $901 of zero coupon notes in 2004 upon settlement of the Put.

The accompanying notes are an integral part of these consolidated financial statements

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Summary of Business and Significant Accounting Policies

Basis of Presentation:

Sterling Construction Company, Inc. (“Sterling” or the “Company”) owns two subsidiaries; Sterling Houston Holdings, Inc and Steel City Products, LLC. Sterling Houston Holdings is a 99% limited partner of Texas Sterling Construction Company, LP a Texas limited partnership that operates the construction business and that was, in a different form, the predecessor of Sterling Houston Holdings. For ease of reference, Sterling Houston Holdings, Inc. and Texas Sterling Construction, L.P. are referred to collectively as “Construction” or “TSC”, and Steel City Products, LLC is referred to as “Distribution” or “SCPL”. The assets and liabilities of the business of SCPL were sold in October 2006.

The accompanying consolidated financial statements include the accounts of subsidiaries in which the Company has a greater than 50% ownership interest and all significant intercompany accounts and transactions have been eliminated in consolidation. For all years presented, the Company had no subsidiaries with ownership interests of less than 50%.

Organization and business:

The Company’s primary business consists of the operations of TSC, a heavy civil construction company based in Houston, Texas. Until October 27, 2006, the Company also operated a smaller business, which consisted of the operations of SCPL, a wholesale distributor of automotive accessories, pet supplies and lawn and garden products, based in McKeesport, Pennsylvania. In August 2005 management identified SCPL as held for sale and accordingly reclassified its consolidated financial statements for all periods to separately present Distribution as discontinued operations. See Note 2 for a discussion on the sale of the business of SCPL.

Use of Estimates:

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain of the Company’s accounting policies require higher degrees of judgment than others in their application. These include the recognition of revenue and earnings from construction contracts under the percentage of completion method, the valuation of long-term assets, estimates for the use of the Company’s net operating loss carryforwards and the allowance for doubtful accounts. Management evaluates all of its estimates and judgments on an on-going basis.

Revenue Recognition:

Construction

The Company’s primary business since July 2001 has been as a general contractor in the State of Texas where it engages in various types of heavy civil construction projects principally for public owners. Credit risk is minimal with public (government) owners since the Company ascertains that funds have been appropriated by the governmental project owner prior to commencing work on such projects. While most public contracts are subject to termination at the election of the government entity, in the event of termination the Company is entitled to receive the contract price for completed work and reimbursement of termination-related costs. Credit risk with private owners is minimized because of statutory mechanics liens, which give the Company high priority in the event of lien foreclosures following financial difficulties of private owners.

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Revenues are recognized on the percentage-of-completion method, measured by the ratio of costs incurred up to a given date to estimated total costs for each contract.

Contract costs include all direct material, labor, subcontract and other costs and those indirect costs related to contract performance, such as indirect salaries and wages, equipment repairs and depreciation, insurance and payroll taxes. Administrative and general expenses are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions and estimated profitability, including those changes arising from contract penalty provisions and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined. An amount attributable to contract claims is included in revenues when realization is probable and the amount can be reliably estimated. The Company generally provides a one-year warranty for workmanship under its contracts. Warranty claims historically have been inconsequential.

The asset, “Costs and estimated earnings in excess of billings on uncompleted contracts” represents revenues recognized in excess of amounts billed. The liability “Billings in excess of costs and estimated earnings on uncompleted contracts” represents billings in excess of revenues recognized.

Distribution

Distribution’s revenue was earned primarily from the sale of products to retail companies. Revenue was recognized when all of the following criteria were met:

•	Persuasive evidence of an arrangement existed

•	Delivery had occurred or service was rendered

•	Distribution’s price to the buyer had been fixed or was determinable, and

•	Collectibility was reasonably assured.

Cash and Cash Equivalents:

The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents. Included in cash and cash equivalents at December 31, 2006 and 2005 are uninsured temporary cash investments of $40.1 million and $26.2 million, respectively, in a money market fund stated at fair value. Additionally, the Company maintains cash in bank deposit accounts that at times may exceed federally insured limits. For the years ended December 31, 2006, 2005 and 2004, the Company recorded interest income of $1.4 million, $150,000 and $9,000, respectively.

Short-Term Investments

The Company classifies its short-term investments (including auction-rate securities) as securities available for sale in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. At December 31, 2006, the Company had short-term securities available for sale of $26.2 million.

Contracts Receivable:

Contracts receivable are based on contracted prices. Based upon a review of outstanding contracts receivable, historical collection information and existing economic conditions, management has determined that all contracts receivable at December 31, 2006 and 2005 are fully collectible, and accordingly, no allowance for doubtful accounts against contracts receivable is required. Contracts receivable are written off based on individual credit evaluation and specific circumstances of the customer, when such treatment is warranted.

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Accounts Receivable:

The Company maintained an allowance for doubtful accounts for Distribution, which was reviewed periodically based on customer credit history reports and other factors including payment history and sales levels. Past due balances over 90 days and other higher risk accounts were reviewed individually for collectibility. Account balances were charged against the allowance after all collection efforts had been exhausted and the potential for recovery was considered remote. The allowance decreased in 2005 by $163,000 due to the write-off of the debt owed by a bankrupt customer, which had been completely reserved. The allowance for doubtful accounts, included in the assets of discontinued operations held for sale was $853,000 in 2005. Upon sale of the Distribution business, the Company retained an accounts receivable from Ames Department Stores (a bankrupt customer of SCPL) in the net carrying amount of $18,000. Because of the nature of the receivable, the Company believes the collection is reasonably assured.

Retainage:

Many of the contracts under which Construction performs work contain retainage provisions. Retainage refers to that portion of billings made by the Company but held for payment by the customer pending satisfactory completion of the project. Unless reserved, the Company assumes that all amounts retained by customers under such provisions are fully collectible. Retainage on active contracts is classified as a current asset regardless of the term of the contract. Retainage is generally collected within one year of the completion of a contract. Retainage was approximately $16.4 million and $14.3 million at December 31, 2006 and December 31, 2005, respectively, of which $7.1 million at December 31, 2006 is expected to be collected beyond 2007. At December 31, 2005, retainage expected to be collected beyond 2006 was $1.4 million.

Inventories:

The Company’s Construction inventories are stated at the lower of cost or market as determined by the average cost method. Inventories at December 31, 2006 consist primarily of raw materials, such as concrete and millings which are expected to be utilized in construction projects in the future. The cost of inventory includes labor, trucking and other equipment costs. At December 31, 2005, Construction did not have inventories. Distribution held inventories at the lower of cost or market as determined by the first-in first-out (FIFO) method. Inventories at Distribution were included in the assets of discontinued operations at December 31, 2005. Pursuant to the agreement for the sale of Distribution’s business, the Company recorded a liability of $50,000 representing the estimated cost of certain Distribution inventory not expected to be sold by the buyer following the sale of the business.

Property and Equipment:

Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method. The estimated useful lives used for computing depreciation and amortization are as follows:

Building	39 years
Construction equipment	5-15 years
Land improvements	5-15 years
Office furniture and fixtures	3-10 years
Transportation equipment	5 years
Leasehold improvements*	3-10 years, depending on lease term
Warehouse equipment*	3-10 years

*	All leasehold improvements and warehouse equipment were owned by SCPL, which was sold on October 27, 2006.

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Depreciation expense was approximately $6.9 million, $5.1 million, and $4.5 million in 2006, 2005 and 2004, respectively, for continuing operations, and approximately $0.1 million for discontinued operations in each of 2006, 2005 and 2004.

Deferred Loan Costs:

Deferred loan costs represent loan origination fees paid to the lender and related professional fees. These fees are amortized over the term of the loan. In 2006, TSC renewed its line of credit and substantially increased its borrowing limit. The Company incurred loan costs in the amount of $123,000 upon renewal of the line, which are being amortized over the three year term of the line of credit. Loan cost amortization expense for fiscal years 2006, 2005 and 2004 was $99,000, $56,000 and $82,000, respectively.

Financial instruments:

The Company’s financial instruments are cash and cash equivalents, contracts receivable, accounts payable, mortgages payable and long-term debt. The recorded values of cash and cash equivalents, contracts receivable and accounts payable approximate their fair values based on their short-term nature. The recorded values of mortgages payable and long-term debt approximate their fair values, and interest approximates market rates.

Goodwill:

Goodwill represents the excess of the cost of companies acquired over the fair value of their net assets at the dates of acquisition.

The Company accounts for goodwill in accordance with Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” (SFAS 142). SFAS 142 requires that: (1) goodwill and indefinite lived intangible assets are no longer amortized, (2) goodwill is tested for impairment at least annually at the reporting unit level, (3) the amortization period of intangible assets with finite lives is no longer limited to forty years, and (4) intangible assets deemed to have an indefinite life are tested for impairment at least annually by comparing the fair value of these assets with their recorded amounts.

Goodwill impairment is tested on the first day of the last quarter of each calendar year. The first step compares the book value of the Company’s stock to the fair market value of the shares as reported on a widely recognized internet web site. If the fair market value of the stock is greater than the calculated book value of the stock, the goodwill is deemed not to be impaired and no further testing is required. If the fair market value is less than the calculated book value, additional steps of determining fair value of additional assets can be taken to determine impairment. Step one indicated the fair market value of the Company’s stock was in excess of the book value and no further testing was required. Based on the results of such tests for impairment, the Company concluded that no impairment of goodwill existed on October 1, 2006.

Intangible assets that have finite lives continue to be subject to amortization. In addition, the Company must evaluate the remaining useful life in each reporting period to determine whether events and circumstances warrant a revision of the remaining period of amortization. If the estimate of an intangible assets remaining life is changed, the remaining carrying amount of such asset is amortized prospectively over that revised remaining useful life. There have been no changes in goodwill in 2006 and 2005.

Equipment Under Capital Leases:

The Company’s policy is to account for capital leases, which transfer substantially all the benefits and risks incident to the ownership of the property to the Company, as the acquisition of an asset and the incurrence of an obligation. Under this method of accounting, the recorded value of the leased asset is amortized principally using the straight-line method over its estimated useful life and the obligation, including

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

interest thereon, is reduced through payments over the life of the lease. Depreciation expense on leased equipment and the related accumulated depreciation is included with that of owned equipment. Capital leases were included in the assets and liabilities of discontinued operations until the sale date of October 27, 2006.

Shipping and Handling Costs:

Shipping costs at Distribution were recorded in cost of goods sold. Expenses incurred for handling goods in preparation for shipment to customers totaled $829,000 and $772,000 during fiscal years 2005 and 2004, respectively and were $679,000 through October 27, 2006, the date of the sale of the business. These expenses were primarily related to warehouse personnel. Shipping and handling revenues were not significant.

Federal and State Income Taxes:

Sterling accounts for income taxes using an asset and liability approach. Deferred tax liabilities and assets are recognized for the future tax consequences of events that have already been recognized in the financial statements or tax returns. Net deferred tax assets are recognized to the extent that management believes that realization of such benefits is considered more likely than not. Changes in enacted tax rates or laws may result in adjustments to the recorded deferred tax assets or liabilities in the period that the tax law is enacted (see Note 8).

Stock-Based Compensation:

The Company has five stock-based incentive plans which are administered by the Compensation Committee of the Board of Directors. Prior to August 2006, the Company used the closing price of its common stock on the trading day immediately preceding the date the option was approved as the grant date market value. Since July 2006, the Company’s policy has been to use the closing price of the common stock on the date of the meeting at which a stock option award is approved as the option’s per-share exercise price. The term of the grants do not exceed 10 years. Stock options generally vest over a three to five year period. Refer to Note 10 for further information regarding the stock-based incentive plans.

Effective January 1, 2006, the Company adopted the provisions of SFAS 123(R), using the modified prospective transition method and therefore has not restated financial results for prior periods. Since January 1, 2003, the Company has accounted for its stock-based compensation under the provisions of SFAS No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosure” which amended SFAS Statement No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Because the Company had utilized the fair value method for expensing stock options in the past several years, the impact on financial results of the transition to SFAS 123(R) at January 1, 2006 for unvested options was not material. The Company utilizes the Black-Scholes valuation model to estimate the fair value of its stock option grants. The fair value is recognized on a straight-line basis over the vesting period.

The Company recorded compensation expense of approximately $84,000 and $315,000 in 2005 and 2004, respectively, related to options granted between June 2000 and January 2003 under option plans that were subject to variable option accounting. The Board of Directors amended these plans in March 2004 with the result that the market price at which these options are measured as compensation expense throughout their vesting periods was fixed at the date of such amendment.

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS Statement No. 123, “Accounting for Stock-Based Compensation”, to stock-based employee compensation (amounts in thousands, except per share data). Because the Company has net operating loss carryforwards to offset taxable income, it is unable to recognize excess tax benefits generated from the exercise of non-qualified stock options until the net operating loss carryforwards are exhausted. Therefore, there was no impact on cash flows from operating activities and financing activities upon adoption of SFAS 123(R).

	Fiscal Year	Fiscal Year
	Ended	Ended
	December 31,	December 31,
	2005	2004

Net income from continuing operations, as reported	$10,541	$5,281
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	463	381
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(418)	(117)

Proforma net income from continuing operations	10,586	5,545
Net income from discontinued operations	559	372

Proforma net income	$11,145	$5,917

Basic and diluted net income per share:
From continuing operations:
Basic, as reported	$1.36	$0.99
Diluted, as reported	$1.11	$0.75
Proforma, basic	$1.36	$1.03
Proforma, diluted	$1.11	$0.79
From discontinued operations:
Basic, as reported	$0.07	$0.07
Diluted, as reported	$0.05	$0.05
Proforma, basic	$0.07	$0.07
Proforma, diluted	$0.05	$0.05
Total:
Basic, as reported	$1.43	$1.06
Diluted, as reported	$1.16	$0.80
Proforma, basic	$1.43	$1.10
Proforma, diluted	$1.16	$0.84

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Net Income Per Share:

Basic net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per common share is the same as basic but assumes the exercise of convertible subordinated debt securities and includes dilutive stock options and warrants using the treasury stock method. The following table reconciles the numerators and denominators of the basic and diluted per common share computations for net income for 2006, 2005 and 2004 (in thousands, except per share data):

	2006	2005	2004

Numerator:
Net income from continuing operations, as reported	$12,638	$10,541	$5,281
Interest on convertible debt, net of tax	—	—	44

Net income from continuing operations before interest on convertible debt	12,638	10,541	5,325

Income from discontinued operations, net of taxes	682	559	372

Net income before interest on convertible debt	$13,320	$11,100	$5,697

Denominator:
Weighted average common shares outstanding — basic	10,583	7,775	5,343
Shares for dilutive stock options and warrants	1,131	1,763	1,685

Weighted average common shares outstanding and assumed conversions — diluted	11,714	9,538	7,028

Basic earnings per common share:
Net income from continuing operations	$1.19	$1.36	$0.99
Net income from discontinued operations	$0.06	$0.07	$0.07

Net income	$1.25	$1.43	$1.06

Diluted earnings per common share:
Net income from continuing operations	$1.08	$1.11	$0.75
Net income from discontinued operations	$0.06	$0.05	$0.05

Net income	$1.14	$1.16	$0.80

The 81,500 options granted in 2006 were considered antidilutive at December 31, 2006 as the option exercise price exceeded the average share price. No options or warrants were considered antidilutive at December 31, 2005 and 2004.

Derivatives

Financial derivatives, consisting of interest rate swap agreements, are used as part of the Company’s overall risk management strategy to manage the risk related to changes in interest rates. Interest rate swap agreements are used to modify variable rate obligations to fixed rate obligations, thereby reducing the exposure to higher interest rates. Amounts paid or received under interest rate swap agreements are accrued as interest rates change with the offset recorded in interest expense.

The Company applies SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Under SFAS No. 133, the Company’s interest rate swaps have not been designated as hedging instruments; therefore changes in fair value are recognized in current earnings.

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Interest Costs

During 2006, TSC began expansion of its maintenance facilities and office building. Construction was in progress at December 31, 2006. Accordingly, approximately $14,000 of interest related to the construction of qualifying assets is capitalized as part of construction costs in accordance with SFAS No..34 “Capitalization of Interest Cost”.

Self-Insurance

The Company is primarily self-insured for workers’ compensation insurance, up to $250,000 per occurrence, with a maximum of $2.7 million per year.. Operations are charged with the cost of claims reported and an estimate of claims incurred but not reported. A liability for unpaid claims and associated expenses, including incurred but not reported claims, is reflected in the balance sheet as an accrued liability. At December 31, 2006 and 2005, the Company’s accrued liability for such claims was $575,000 and $673,000, respectively.

The Company also has a self-insured health plan for its employees and has purchased stop-loss insurance to limit its exposure. See Note 16 for details of the health insurance plan.

Recent Accounting Pronouncements:

In February 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 155, “Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140” which is effective for fiscal years beginning after September 15, 2006. The statement was issued to clarify the application of FASB Statement No. 133 to beneficial interests in securitized financial assets and to improve the consistency of accounting for similar financial instruments, regardless of the form of the instruments. The Company has evaluated the new statement and determined that the potential impact on its financial statements will not be material.

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156, “Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140” which is effective for fiscal years beginning after September 15, 2006. This statement was issued to simplify the accounting for servicing rights and to reduce the volatility that results from using different measurement attributes. The Company has evaluated the new statement and has determined that it will not have a significant impact on the determination or reporting of its financial results.

In July 2006, the FASB issued Interpretation 48, Accounting for Uncertainty in Income Taxes: an interpretation of FASB Statement No. 109. Interpretation 48, which clarifies Statement 109, Accounting for Income Taxes, establishes the criterion that an individual tax position has to meet for some or all of the benefits of that position to be recognized in the Company’s financial statements. On initial application, Interpretation 48 will be applied to all tax positions for which the statute of limitations remains open. Only tax positions that meet the more-likely-than-not recognition threshold at the adoption date will be recognized or continue to be recognized. The cumulative effect of applying Interpretation 48 will be reported as an adjustment to retained earnings at the beginning of the period in which it is adopted. Interpretation 48 is effective for fiscal years beginning after December 15, 2006, and was adopted by the Company on January 1, 2007. The Company does not believe that the adoption of Interpretation 48 will have a significant effect on its financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS 157 is effective for

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

financial statements for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, with early adoption permitted. The Company does not expect the implementation of SFAS 157 to have a material impact on its consolidated financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (SAB 108). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. Under this bulletin, registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for fiscal years ending on or after November 15, 2006. Adoption of SAB 108 did not have a material impact on the Company’s consolidated financial statements.

In September 2006, the FASB ratified a consensus opinion reached by the Emerging Issues Task Force (EITF) on EITF Issue 06-5, “Accounting for Purchases of Life Insurance — Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4.” The guidance in EITF Issue 06-5 requires policyholders to consider other amounts included in the contractual terms of an insurance policy, in addition to cash surrender value, for purposes of determining the amount that could be realized under the terms of the insurance contract. If it is probable that contractual terms would limit the amount that could be realized under the insurance contract, those contractual limitations should be considered when determining the realizable amounts. The amount that could be realized under the insurance contract should be determined on an individual policy (or certificate) level and should include any amount realized on the assumed surrender of the last individual policy or certificate in a group policy.

EITF Issue 06-5 is effective for fiscal years beginning after December 15, 2006. The Company intends to adopt EITF Issue 06-5 effective January 1, 2007, and does not believe that the adoption will have a significant effect on its financial statements.

Reclassifications:

Certain prior years’ balances (other income and interest income) have been reclassified to conform to current year presentation.

2.	Discontinued operations/Sale of the operations of SCPL

In 2005 management identified SCPL as held for sale and accordingly, reclassified its consolidated financial statements for all periods to separately present Distribution as discontinued operations.

On October 27, 2006, the Company sold the operations of SCPL to an industry buyer based in Toledo, Ohio. The Company received proceeds from the sale of $5.4 million, which included a two-year promissory note in the amount of $650,000. From the proceeds, the Company paid SCPL’s revolving line of credit in full and retained and settled certain liabilities primarily related to severance and bonus payments. The Company reported a pre-tax gain of $249,000 on the sale, equal to $121,000 after taxes. The Company retained an accounts receivable, which it believes is fully collectible and recorded liabilities related to the right of the purchaser to request payment for certain inventory not sold within a year and for legal claims which remained unresolved at the sale date.

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Summarized financial information for discontinued operations is presented below (in thousands):

	2006*	2005	2004

Net sales	$17,661	$22,029	$21,700
Income before income taxes	741	872	588
Income taxes	180	313	216
Gain on disposal, net of tax of $128	121	—	—

Net income from discontinued operations	$682	$559	$372

*	through the date of sale, October 27, 2006

The following is a summary of the assets and liabilities of discontinued operations (in thousands):

December 31,
2005

Assets
Current assets	$8,286
Deferred tax asset, current	312

Total current assets	8,598
Property, plant and equipment, net	210
Goodwill	128
Deferred tax asset, long-term	30
Other assets	3

$8,969
Liabilities
Current liabilities*	$8,326
Long-term obligations, net of current portion	59

$8,385

Net assets	$584

*	The SCPL revolver is included in current liabilities.

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Property and Equipment

Property and equipment are summarized as follows (in thousands):

	December 31,	December 31,
	2006	2005

Construction equipment	$56,406	$35,663
Transportation equipment	7,685	5,204
Buildings	1,488	1,488
Office equipment	435	490
Construction in progress	259	—
Land	1,204	182

	67,477	43,027
Less accumulated depreciation	(20,860)	(15,756)

	$46,617	$27,271

Warehouse equipment financed under capital leases by SCPL amounted to $124,000 at December 31, 2005, and accumulated depreciation related to such leased assets was $39,000. These assets were included in the assets of discontinued operations and were sold as part of the sale of the business.

4.	Investment in Affiliated Company (“Sterling Transaction”)

In July 2001, the Company completed a transaction (the “Sterling Transaction”) in which it increased its equity ownership in TSC from 12% to 80.1%.

Total consideration for the 80.1% ownership interest in TSC was $24.6 million, including the Company’s previous investment in TSC of $3.5 million, and consisted of (a) cash payment of $9.9 million, (b) conversion of a $1.3 million TSC subordinated note receivable into Sterling equity, (c) issuance of subordinated notes and warrants, and (d) the sale and issuance of the Company’s common stock. For accounting purposes, the value of the 1,124,536 shares of common stock sold was determined based on the average trading price of the Company’s common shares over the 5-day period before and after the closing date.

As part of the Sterling Transaction, the Company granted the selling shareholders a “Put” option for the remaining 19.9% of TSC stock owned by them, pursuant to which they had the right to sell those TSC shares to the Company at a date of their choosing between July 2004 and July 2005 at a minimum price of $105 per TSC share. The Company recorded the fair value of the Put as a $4.1 million liability at July 18, 2001. The fair value of the Put was reviewed quarterly and changes were reflected as components of pre-tax earnings. Effective July 19, 2004, the Selling Shareholders exercised the Put.

The purchase price of the TSC shares was computed as a multiple of TSC’s EBITDA for the twelve months preceding the exercise, with a minimum price of $12 million. A compilation of the financial statements of TSC for the period from July 2003 through June 2004 was completed in November 2004 and the Put (purchase) price was fixed at $15.1 million. Settlement of the Put transaction occurred in December 2004, following which the Company owned 100% of TSC.

The Put price was satisfied in cash of approximately $2.4 million (derived from borrowings on available long-term bank facilities), five-year notes with an original principal amount of approximately $6.4 million, and the balance through the issuance of approximately 1,569,000 shares of the Company’s common stock at a negotiated value of $4.00 per share, which represented a premium to the market price on the date of the Put exercise in July 2004. At the date the terms were settled and announced, November 13, 2004, the common

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

stock was recorded at fair value of $5.14 per share. The cash owed to the selling shareholders and the notes issued in connection with the Put accrued interest from November 13, 2004 until the date of closing.

The final settlement of the Put transaction resulted in an increase of approximately $5.1 million to the Company’s reported amount of goodwill related to TSC. The Company determined that there were no adjustments to the fair value of the underlying value of the assets and liabilities of TSC, as book value approximated market value in all material aspects.

The settlement of the Put triggered the repayment of approximately $7.9 million of the Company’s debt owed to management and others who funded the Sterling Transaction in 2001. The Company paid this amount with a combination of cash of approximately $2.4 million (from borrowings on available long-term bank facilities), issuance of five-year notes with an original principal amount of approximately $4.7 million and the balance through the issuance of approximately 225,000 shares of the Company’s common stock, at a fair value of $5.14 per share.

5.	Line of Credit and Long-Term Obligations

Long-term obligations consist of the following (in thousands):

	December 31,	December 31,
	2006	2005

TSC Revolving Credit Agreement, due May 2009	$30,000	$13,788
SCPL Revolving Credit Agreement, due May 2007	—	4,261
TSC mortgages due monthly through June 2016	782	905
Management/Director Notes	—	2,279
Management Notes	—	6,170
Other	—	83

	30,782	27,486
Less current maturities of long-term obligations	(123)	(123)
Less short-term debt, related parties	—	(8,449)
Amounts included in discontinued operations	—	(4,344)

	$30,659	$14,570

TSC Revolver

In conjunction with the Sterling Transaction in 2001, TSC entered into a three-year agreement providing for a bank revolving line of credit with a maximum line of $13.0 million, subject to a borrowing base, computed on the value of capital equipment (the “TSC Revolver”). The line of credit carried interest at prime, subject to achievement of certain financial targets and is secured by the equipment of TSC and guarantees by the parent company. In December 2004, TSC entered into an amendment of the agreement providing for a maximum line of $17 million with a maturity date of May 1, 2007, under substantially the same terms as the original line. In April 2006, the terms of the TSC Revolver were modified to renew the line for a term of three years, maturing on May 31, 2009 and to provide for an increase in the line from $17.0 million to $35.0 million. The facility was also modified to add the Company as a co-borrower. The interest rate may vary quarterly, based on the Company’s ratio of debt to tangible net worth. The credit facility continues to be subject to restrictive covenants including the maintenance of certain financial ratios and a prescribed level of tangible net worth. In addition, the bank has made available a long-term facility of up to $1.5 million repayable over 15 years to finance the expansion of the Company’s office building and maintenance facilities in Houston, Texas. The TSC Revolver requires the payment of a quarterly commitment fee of 0.25% per annum of the unused portion of the line of credit. Borrowing interest rates are based on the bank’s prime rate

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

or on a Eurodollar rate at the option of the Company. The interest rate on funds borrowed under this revolver during the year ended December 31, 2006 ranged from 7.25% to 8.25%. Availability on the line at December 31, 2006 was $5 million.

Management believes that the TSC Revolver will provide adequate funding for TSC’s working capital, debt service and capital expenditure requirements, including seasonal fluctuations at least through March 31, 2008.

The TSC Revolver contains restrictions on the ability to:

•	Make distributions and dividends;

•	Incur liens and encumbrances;

•	Incur further indebtedness;

•	Guarantee obligations;

•	Dispose of a material portion of assets or merge with a third party;

•	Incur negative income for two consecutive quarters.

SCPL Revolver

Distribution maintained a revolving line of credit with a maximum line of $5.0 million, subject to a borrowing base, computed on levels of accounts receivable and inventory. At December 31, 2005, the outstanding balance on the line of credit was $4.3 million and the effective rate of interest was 7.25% and the line was included in the liabilities of discontinued operations. The line of credit was paid in full from the proceeds of the sale of the distribution business.

TSC Mortgages

In 2001 TSC completed the construction of a headquarters building and financed it principally through an additional mortgage of $1.1 million on the land and facilities, at an interest rate of 8.5% per annum, repayable over 15 years. This mortgage is cross-collateralized with a mortgage on the land and facilities which was obtained in 1998 in the amount of $500,000, repayable over 15 years with an interest rate of 9.3% per annum.

Related Party Notes

Management Notes/NASCIT note

The Sterling Transaction in 2001 was funded in part through the sale of zero coupon notes combined with the issuance of zero coupon notes to certain selling shareholders of TSC. Warrants for Sterling common stock were issued in connection with the zero coupon notes and are exercisable for ten years from closing at $1.50 per share. The zero coupon notes were discounted at a rate of 12%, matured four years from the date of closing of the Sterling Transaction, and were subject to earlier payment in the event the TSC Put was exercised before such date. Employee selling shareholders of TSC received an aggregate face value of $3.8 million in zero coupon notes: James D. Manning and Joseph P. Harper, Sr., the Company’s President, received zero coupon notes in the face amount of $799,000 and $1.0 million, respectively, and warrants to purchase 63,498 shares and 81,301 shares, respectively. North Atlantic Smaller Companies Investment Trust plc (“NASCIT”), an investor in TSC, received a note in the face value of $4 million. In December 2003, a prepayment of $1.3 million was made on the zero coupon note issued to NASCIT in consideration of the forgiveness of six months’ interest on such note. Accretion on the zero coupon notes was $617,000 and $744,000 in fiscal 2004 and 2003, respectively.

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Put was exercised in July 2004, and this triggered repayment of all the zero coupon notes. Upon settlement of the Put in December 2004, the employee selling shareholders received a cash payment of $783,000 utilizing funding from long-term borrowings under TSC’s line of credit. Of the balance of the zero coupon notes, $901,000 was converted into 225,326 shares of common stock, and the remaining $1.9 million was converted into five-year notes bearing interest at 12%, with principal and interest payable quarterly beginning March 31, 2005. NASCIT received a cash payment of $834,000, with the balance of $1.4 million converted into a five-year note bearing interest at 12%, with principal and interest payable quarterly beginning March 31, 2005.

In February 2005, the Board approved a change in the date, from January 2006 to January 2005, on which all outstanding warrants would first become exercisable, and an agreement was reached between the Company, NASCIT and certain holders of debt issued to the Selling Shareholders, as well as Robert M. Davies, a former director, and Maarten D. Hemsley, the Company’s Chief Financial Officer (the “Noteholders”), whereby NASCIT exercised all its warrants in March 2005, providing a payment to the Company of approximately $484,000. That amount funded a partial principal prepayment to NASCIT of its five-year note on March 31, 2005. The other Noteholders agreed to defer certain principal payments otherwise due to them in March and June 2005, sufficient to facilitate the prepayment of the balance of NASCIT’s note by June 2005.

The remaining related party notes were paid in full in January 2006, following the completion of the Company’s equity offering as described in Note 14..

Management/Director Notes

Notes with an aggregate face amount of $1.3 million issued in connection with the October 1999 purchase of the second tranche of shares of TSC were restructured as part of the Sterling Transaction in 2001. Of the total, notes for $800,000 were issued to several members of Sterling’s management, including Joseph P. Harper, who was appointed the Company’s President in July 2001. Notes totaling approximately $559,000 were due to Robert M. Davies, and, through a participation agreement, Maarten D. Hemsley. In consideration for the extension of the maturity dates of these notes, the principal amounts were increased in July 2001 by an aggregate of approximately $342,000. Furthermore, certain amounts owed by the Company to Messrs. Davies and Hemsley aggregating approximately $355,000 were converted into notes. All such notes matured over four years and bore interest at 12%.

Pursuant to a Restructuring Agreement entered into in September 2003, the exercise of the Put in July 2004 triggered payment of the Management/Director notes, with one half of the balance of the notes paid in cash utilizing funding from long-term borrowings under the TSC line of credit and the remainder converted into five-year notes bearing interest at 12%, payable quarterly beginning March 31, 2005. Upon settlement of the Put, Mr. Davies, Mr. Harper, Mr. Hemsley and Mr. James D. Manning received cash payments of $166,876, $1,045,764, $208,397 and $460,458, respectively.

Pursuant to the previously-described agreement reached in February 2005, among the Company, NASCIT and certain holders of debt issued to the Selling Shareholders, as well as Messrs. Davies and Hemsley (the “Noteholders”), NASCIT exercised all its warrants in March 2005, providing a payment to the Company of approximately $484,000. That amount funded a principal repayment to NASCIT on March 31, 2005. The other Noteholders agreed to defer certain principal payments otherwise due to them in March and June 2005, sufficient to facilitate the repayment of all of NASCIT’s note by June 2005.

The management/director notes were paid in full in January 2006, following the completion of the equity offering.

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other Debt

The Company acquired certain warehouse and computer equipment through capital leases, usually with five-year lease terms, with expiration dates through December 2009. These assets were leased by SCPL, were included in the assets of discontinued operations, and were acquired by the buyer of the operations of SCPL, which also assumed the related lease obligations in October 2006.

Maturity of Debt

The Company’s long-term obligations mature in future years as follows (in thousands):

Fiscal Year

2007	$123
2008	102
2009	30,073
2010	73
2011	73
Thereafter	338

$30,782

6.	Financial Instruments

SFAS No. 107, “Disclosure About Fair Value of Financial Instruments” defines the fair value of financial instruments as the amount at which the instrument could be exchanged in a current transaction between willing parties.

Due to their near-term maturities, the carrying amounts of accounts receivable and accounts payable are considered equivalent to fair value. As the interest rates on the TSC Revolver and SCPL Revolver are variable, their fair value approximates their carrying value.

The Company’s other debt (which was repaid in January 2006) was owed to management and directors, and book value was considered to be equal to fair value, as these notes were subordinated to the Company’s lines of credit, and were subject to a greater degree of risk. Management believed that the 12% interest rate on these notes approximated market rates of interest for similar subordinated debt.

TSC has two mortgages, at 8.5% and 9.3%, which contain pre-payment penalties. To determine the fair value of the mortgages, the amount of future cash flows was discounted using TSC’s borrowing rate on its Revolver. At December 31, 2006 and December 31, 2005, the carrying value of the mortgages was $782,000 and $905,000, respectively. At December 31, 2006 and December 31, 2005, the fair value of the mortgages was $741,000 and $890,000, respectively.

TSC has one interest rate swap agreement which matures in November 2007, which is adjusted quarterly to its fair value and is included as a component of current assets, other on the consolidated balance sheet.

The Company does not have any off-balance sheet financial instruments.

7.	Derivative Financial Instruments

During fiscal 2002, in connection with certain long-term debt, TSC entered into two interest rate swap agreements to manage exposure to fluctuations in interest rates on a portion of the loan balances.

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Under the interest rate swap agreements, the Company exchanged variable rate interest on a portion of the loan balances, equal to a notional amount of $3,000,000 each, with fixed rates of 5.87% and 6.57%. The swap agreement with a rate of 5.87% matured in November 2005.

During the years ended December 31, 2006 and December 31, 2005, TSC recorded interest expense of $12,000 and a credit to interest expense of $78,300 to adjust the carrying amounts of the derivative to reflect its face value of $42,546 and $55,092, respectively.

8.	Income Taxes and Deferred Tax Asset

At December 31, 2006, Sterling had the benefit of net operating tax loss carryforwards (the “Tax Benefits”) of approximately $9.8 million, which expire in 2020 and which offset a portion of income of Sterling and its subsidiaries from federal income taxes through part of 2007. The availability of the net operating tax loss carryforwards may be adversely affected by future ownership changes of Sterling. At this time, such changes cannot be predicted. Under IRC Section 382, if a corporation undergoes an ownership change, generally defined as a change of control of greater than 50% in any three year period, the amount of net operating losses available to offset taxable income in a taxable period may be subject to limitation under these provisions. In order to reduce the likelihood of such a change of control occurring, Sterling’s Certificate of Incorporation includes restrictions on the registration of transfers of stock resulting in, or increasing, individual holdings exceeding 4.5% of the Company’s common stock.

The Company has available to it excess tax benefits resulting from the exercise of non-qualified stock options. Under the provisions of SFAS 123(R), the Company cannot recognize these benefits as deferred tax assets until its existing net operating losses are fully utilized, and therefore, the deferred tax asset related to net operating loss carryforwards differs from the amount available on its federal tax returns. The Company has approximately $5.3 million of excess tax benefits from the exercise of stock options available to reduce future tax liabilities.

Deferred tax assets and liabilities of continuing operations consist of the following (in thousands):

	December 31, 2006		December 31, 2005
	Current	Long Term	Current	Long Term

ASSETS related to:
Net operating loss carryforwards	$3,346	$—	$3,311	$5,738
Accrued compensation	974	162	913	129
AMT carryforward	—	1,289	—	—
Other	64	—	—	14

	4,384	1,451	4,224	5,881
LIABILITIES related to:
Contract accounting	(87)
Depreciation of property and equipment	—	(3,039)	—	(1,593)

Net asset	$4,297	$(1,588)	$4,224	$4,288

During fiscal 2005, the valuation allowance was reduced to zero following a reassessment based on future taxable income forecasts. Fluctuations in market conditions and trends and other changes in the Company’s earnings base, such as subsidiary acquisitions and disposals, warrant periodic management reviews of the recorded tax asset to determine if an increase or decrease in the recorded valuation allowance is necessary to change the tax asset to an amount that management believes will more likely than not be realized.

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In fiscal 1990, SCPL underwent a quasi-reorganization. As a result, any subsequent recognition of net operating loss carryforwards generated before the quasi-reorganization resulted in an adjustment to paid-in capital. At February 28, 2001, the Company had approximately $147 million in net operating losses generated before the quasi-reorganization. Of this amount, approximately $18 million had previously been recognized and then subsequently re-reserved, resulting in a charge to earnings of approximately $6.1 million in prior years. During fiscal 2001, most of these net operating loss carryforwards were either utilized to offset current taxable income or the valuation allowance was reduced based on the evaluation of the deferred tax assets when accounting for the TSC acquisition. At December 31, 2006, the Company has utilized all net operating losses that relate to the period prior to the quasi-reorganization.

The deferred tax effects of temporary differences relate primarily to the difference between book and tax depreciation for additions to fixed assets in 2006. Current income tax expense represents federal alternative minimum tax. Until such time as the NOL’s are fully utilized, the Company will recognize alternative minimum tax payments as a credit to its deferred tax liability.

The income tax provision differs from the amount using the statutory federal income tax rate of 34% applied to income or loss from continuing operations, for the following reasons (in thousands):

	Fiscal Year Ended
	December 31,	December 31,	December 31,
	2006	2005	2004

Tax expense at the U.S. federal statutory rate	$6,787	$4,829	$1,270
State income tax expense, net of refunds and federal benefits	—	—	17
Decrease in deferred tax asset valuation allowance	—	(1,390)	(3,787)
Adjustment to value of net operating loss carryforward	—	(364)	—
Non-deductible costs	86	98	558
Other	—	(70)	24

Income tax expense (benefit)	$6,874	$3,104	$(1,918)
Income tax on discontinued operations including taxes on the gain on sale in 2006	308	315	216

Income tax on continuing operations	$6,566	$2,788	$(2,134)

In the second quarter of 2006, the State of Texas revised its existing franchise tax to include most business entities (“the Texas Margins Tax”), which will become effective for franchise tax reports due after January 1, 2008. The Company has assessed the impact the Texas Margins Tax has on its existing deferred tax liabilities, which was immaterial for the year ended December 31, 2006.

9.	Costs and Estimated Earnings and Billings on Uncompleted Contracts

Costs and estimated earnings and billings on uncompleted contracts at December 31, 2006 and 2005 are as follows (in thousands):

	Fiscal Year Ended	Fiscal Year Ended
	December 31,	December 31,
	2006	2005

Costs incurred and estimated earnings on uncompleted contracts	$222,170	$156,916
Billings on uncompleted contracts	(240,549)	(168,352)

	$(18,379)	$(11,436)

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Included in accompanying balance sheets under the following captions:

	Fiscal Year Ended	Fiscal Year Ended
	December 31,	December 31,
	2006	2005

Costs and estimated earnings in excess of billings on uncompleted contracts	$3,157	$2,199
Billings in excess of costs and estimated earnings on uncompleted contracts	(21,536)	(13,635)

	$(18,379)	$(11,436)

10.	Stock Options and Warrants

Options

In fiscal 1991, the Board of Directors granted options to purchase 194,388 shares of the Company’s common stock to key employees and to certain members of the Board of Directors. The exercise price of the options, which was equal to the market value of the stock at the date of the grant, was $2.75.

In fiscal 1994, the Board of Directors adopted and shareholders approved two stock option plans, the 1994 Omnibus Stock Plan (the “1994 Omnibus Plan”) and the 1994 Non-Employee Director Stock Option Plan (the “Director Plan”). Under both plans, the exercise price of options granted may not be less than the fair market value of the common stock on the date of the grant and the term of the grant may not exceed ten years.

The 1994 Omnibus Plan initially provided for the issuance of a maximum of 350,000 shares of the Company’s common stock pursuant to the grant of incentive stock options to employees of Sterling and its subsidiaries and the grant of non-qualified stock options, stock or restricted stock to employees, consultants, directors and officers of Sterling and its subsidiaries. Subsequently, the number of shares available for issuance under the plan was increased to 950,000 shares. The options generally vest over a four-year period and expire ten years from the date of the grant.

The Director Plan (a “formula plan”) provided for the issuance of up to 100,000 shares of common stock pursuant to options granted to directors who were not employees of the Company. The plan provided that on every May 1, each non-employee director holding office on such date would automatically receive a fully-exercisable, fully vested, ten-year option to purchase 3,000 shares at the market value on such date. Each director’s options expire 180 days after he or she ceases to be a director. Options covering the final 7,000 shares that remained under the plan were issued in May 2001.

In December 1998, the Board of Directors adopted and in October 2001 shareholders approved the 1998 Stock Incentive Plan (the “1998 Plan”). Under the 1998 Plan, the exercise price of the options granted may not be less than the fair market value of the common stock on the date of grant and the term of the grant may not exceed ten years. The 1998 Plan provides for the issuance of 700,000 shares of the Company’s common stock. Stock options granted under the plan generally vest over a three-year period.

In July 2001, the Board of Directors adopted and in October 2001 shareholders approved the 2001 Stock Incentive Plan (the “2001 Plan”). The 2001 Plan provides for the issuance of stock awards for up to 500,000 shares of the Company’s common stock. Under the 2001 Plan, stock options may be granted at an exercise price not less than the fair market value of the common stock on the date of grant. The Company’s and its subsidiaries’ directors, officers, employees, consultants and advisors are eligible to be granted awards under the plan. Stock options granted under the 2001 Plan generally vest over three to five years and can be exercised no more than 10 years after the date of the grant. The plan also provides for stock grants; in 2006 stock grants were made to independent directors totaling 6,035 shares.

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Beginning in 1998 and as part of the Sterling Transaction in 2001, certain stock options granted to Robert M. Davies and Maarten D. Hemsley were extended beyond their normal expiration date under a standstill agreement, to help protect the Company’s tax loss carryforwards. At the time of the standstill agreement, the fair value of the stock was lower than the option exercise price.

In May 2006 the independent directors of the Company were each granted 1,207 shares of restricted stock with one-year vesting at the market price on the day of grant of $28.99. Total compensation cost for the stock grants was $175,000, of which $116,000 was recognized through December 2006.

Shareholders in May 2006 approved an amendment to the 2001 Stock Incentive Plan to increase the number of shares issuable under the Plan from 500,000 to 1,000,000. At December 31, 2006 there were 441,745 shares of common stock available under the 2001 Plan for issuance pursuant to future stock option and share grants. No shares are or will be available for grant under the Company’s other option plans, all of which have been terminated except with respect to stock options outstanding under those plans.

Certain options granted in 2004 to employees of Steel City Products remained unvested at the date the business was sold. The Board of Directors approved the acceleration of vesting of these options with an expiration of 75 days past the date of sale of the business. The Company expensed an additional $15,300 in connection with the accelerated vesting.

The following tables summarize the activity under the five plans:

	1991 Plan		Director Plan		1994 Omnibus Plan
		Weighted		Weighted		Weighted
		Average		Average		Average
	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price

Outstanding at December 31, 2003:	84,420	$2.75	87,502	$1.77	770,384	$1.48
Granted	—		—		—
Exercised	—	$2.75	(37,170)	$1.77	(162,192)	$1.95
Expired/forfeited	—		(3,000)		(29,996)	$2.42

Outstanding at December 31, 2004:	84,420	$2.75	47,332	$1.67	578,196	$1.29
Granted	—		—		—
Exercised	—	$2.75	(3,000)	$1.83	(154,000)	$0.99
Expired/forfeited	—		(13,166)	$2.75	—	$2.42

Outstanding at December 31, 2005:	84,420	$2.75	31,166	$1.58	424,196	$1.40
Granted	—		—		—
Exercised	(55,996)	$2.75	(18,000)	$2.05	(166,016)	$1.08
Expired/forfeited	—	$2.75	—		—

Outstanding at December 31, 2006:	28,424	$2.75	13,166	$0.94	258,180	$1.60

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	1998 Plan		2001 Plan
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price

Outstanding at December 31, 2003:	540,500	$0.56	214,100	$1.58
Granted	—		157,800	$3.10
Exercised	(20,375)	$1.05	(420)	$2.04
Expired/forfeited	(1,500)	$1.00	(7,180)	$1.82

Outstanding at December 31, 2004:	518,625	$0.54	364,300	$2.48
Granted	—		117,600	$10.88
Exercised	(289,500)	$0.50	(17,540)	$2.06
Expired/forfeited	—		(7,200)	$2.43

Outstanding at December 31, 2005:	229,125	$0.58	457,160	$4.66
Granted	—		81,500	$16.36
Exercised	(225,875)	$0.57	(64,057)	$2.46
Expired/forfeited	—		(4,400)	$7.83

Outstanding at December 31, 2006:	3,250	$1.00	470,203	$8.35

The following table summarizes information about stock options outstanding and exercisable at December 31, 2006:

	Options Outstanding			Options Exercisable
		Weighted Average	Weighted Average		Weighted Average
	Number of	Remaining Contractual Life	Exercise Price Per	Number of	Exercise Price Per
Range of Exercise Price Per Share	Shares	(years)	Share	Shares	Share

$0.50 - $0.88	165,346	3.40	$0.88	165,346	$0.88
$1.00 - $1.50	62,050	4.06	$1.43	62,050	$1.43
$1.73 - $2.00	40,100	5.57	$1.73	30,900	$1.73
$2.75 - $3.38	313,087	4.32	$2.95	188,208	$2.85
$6.87	20,000	8.39	$6.87	20,000	$6.87
$9.69	62,800	3.55	$9.69	—	$0.00
$16.87	28,540	3.70	$16.87	5,660	$16.87
$24.96	62,800	4.55	$24.96	—	$0.00
$25.21	18,500	4.69	$25.21	—	$0.00

	773,223		$5.80	472,164	$2.24

		Aggregate Intrinsic Value

Total outstanding in-the-money options at 12/31/06	691,923	$12,605,000
Total vested in-the-money options at 12/31/06	472,164	$9,217,000
Total options exercised during 2006	529,944	$12,636,000

Aggregate intrinsic value represents the total pretax intrinsic value (the difference between the Company’s closing stock price on December 31, 2006 ($21.76) and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2006.

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Compensation expense for options granted during 2006, 2005 and 2004 were calculated using the Black-Scholes option pricing model using the following assumptions in each year:

	Fiscal 2006	Fiscal 2005	Fiscal 2004

Risk free interest rate	4.9%	4.2%	4.0%
Expected volatility	76.3%	77.8%	78.0%
Expected life of option	5.0 years	6.0 years	10.0 years
Expected dividends	None	None	None

The risk-free interest rate is based upon interest rates that match the contractual terms of the stock option grants. The expected volatility is based on historical observation and recent price fluctuations. The expected life is based on evaluations of historical and expected future employee exercise behavior, which is not less than the vesting period of the options. The Company does not currently pay dividends. The weighted average fair value of stock options granted in 2006, 2005 and 2004 was $16.36, $7.32 and $2.55, respectively.

Pre-tax compensation expense was $991,000 ($652,000 after tax effects of 34.2%), $463,000 ($306,000 after tax effects of 34.0%), and $381,000 ($251,000 after tax effects of 34.0%), in 2006, 2005 and 2004, respectively. Proceeds received by the Company from the exercise of options in 2006, 2005 and 2004 were $657,000, $827,000 and $405,000, respectively. At December 31, 2006, total unrecognized stock-based compensation expense related to unvested stock options was approximately $1.4 million, which is expected to be recognized over a weighted average period of approximately 2.1 years.

Prior to the adoption of SFAS 123(R), all tax benefits resulting from the exercise of non-qualified stock options (or disqualifying dispositions of incentive stock options) were presented as operating cash flows in the Consolidated Statements of Cash Flows. SFAS 123(R) requires that cash flows from the exercise of such stock options resulting from tax benefits in excess of recognized cumulative compensation cost (excess tax benefits) be classified as financing cash flows. Because the Company has not fully utilized its net operating loss carryforwards, the tax benefit cannot be recorded until it can be realized. Upon adoption of SFAS 123(R), the Company recorded $2.8 million of these benefits as a component of stockholders’ equity. During 2006 approximately another $2.6 million of excess tax benefits will become available to the Company when it fully utilizes its net operating loss carryforwards.

Warrants

As part of the Sterling Transaction in July 2001, warrants attached to zero coupon notes were issued to certain members of TSC management, to NASCIT and to KTI, Inc. These ten-year warrants to purchase shares of the Company’s common stock at $1.50 per share were exercisable 54 months from the issue date. Following settlement of the Put, the date the warrants first become exercisable was changed to January 2005. In April 2003, a loan made to the Company by KTI, Inc. was prepaid, and as part of the consideration for the prepayment, warrants to purchase 394,302 shares were cancelled. As part of an agreement to prepay its note, in March 2005 NASCIT exercised its warrant to purchase 322,661 shares. At December 31, 2005 and 2004 warrants to purchase 527,339 and 850,000 shares, respectively remained outstanding. In January 2006 KTI, Inc. and Linda Manning (former spouse of Patrick Manning, the Company’s Chief Executive Officer) exercised warrants purchasing 141,266 shares and sold the shares in the Company’s public equity offering. During 2006 an additional 29,807 warrants were exercised. The Company received proceeds in the amount of $257,000 in connection with the exercise of warrants in 2006. At December 31, 2006, 356,266 warrants were outstanding.

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	Employee Benefit Plan

The Company and its subsidiaries maintain defined contribution profit-sharing plans covering substantially all persons employed by the Company and its subsidiaries, whereby employees may contribute a percentage of compensation, limited to maximum allowed amounts under the Internal Revenue Code. The Plans provides for discretionary employer contributions, the level of which, if any, may vary by subsidiary and is determined annually by each company’s board of directors. The Company and TSC made aggregate matching contributions of $325,000, $276,000 and $328,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

12.	Operating Leases

Operations of TSC are conducted from an owned building in Houston, Texas. TSC also leases incidental office space in Fort Worth and San Antonio, Texas on month-to-month agreements.

In 2005 and 2006, TSC entered into several long-term operating leases for equipment with lease terms of approximately three to five years. Certain of these lease structures allows TSC to purchase the equipment on or before the end of the lease term in October 2011. If TSC does not purchase the equipment at the fair market value, the equipment is returned to the lender. One lease obligates TSC to pay a guaranteed residual not to exceed 20% of the original equipment cost. The Company is accruing this liability, which is not expected to exceed $200,000. Lease expense for those equipment leases was approximately $576,000 in 2006 and $562,000 in 2005.

Minimum annual rentals for all operating leases having initial non-cancelable lease terms in excess of one year are as follows (in thousands):

Fiscal Year

2007	1,010
2008	776
2009	624
2010	624
2011	468
Thereafter	—

Total future minimum rental payments	$3,502

Total rent expense for all operating leases (including discontinued operations) amounted to approximately $995,000, $1,013,000 and $614,000 in fiscal years 2006, 2005 and 2004, respectively.

13.	Customers

The following table shows contract revenues generated from TSC’s largest customers which accounted for more than 10% of revenues (dollars in thousands):

	December 31,		December 31,		December 31,
	2006		2005		2004
	Contract	% of	Contract	% of	Contract	% of
	Revenues	Revenues	Revenues	Revenues	Revenues	Revenues

Texas State Department of Transportation	$166,333	67.1%	$84,827	38.8%	$44,461	33.6%
City of Houston	$29,848	12.1%	$49,437	22.6%	$16,512	12.5%
Harris County	*	*	$29,796	13.6%	*	*

*	represents less than 10% of revenues

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	Equity Offering

In January 2006, the Company completed a public offering of approximately 2.0 million shares of its common stock at $15.00 per share. The Company received proceeds, net of underwriting commissions, of approximately $28.0 million ($13.95 per share) and paid approximately $907,000 in related offering expenses. In addition, the Company received approximately $484,000 from the exercise of warrants and options to purchase 321,758 shares, such shares were sold by the option and warrant holders in the offering. From the proceeds of the offering, the Company repaid all its outstanding related party promissory notes in January 2006. Executive management, directors and former directors received proceeds as follows:

Name	Principal	Interest	Total Payment

Patrick T. Manning	$318,592	2,867	$321,459
James D. Manning	$1,855,349	16,698	$1,872,047
Joseph P. Harper, Sr	$2,637,422	23,737	$2,661,159
Maarten D. Hemsley	$181,205	1,631	$182,836
Robert M. Davies	$452,909	4,076	$456,985

During the first quarter of 2006, the Company utilized a portion of the offering proceeds to purchase additional capital equipment for the construction business and to replenish funds used for the acquisition of RDI (see note below). In the second through fourth quarters, a portion of the offering proceeds was also used to purchase additional capital equipment for the construction business.

15.	Purchase of certain assets of Rathole Drilling, Inc. (“RDI”)

In January, 2006, TSC acquired certain assets of the crane division of RDI. The acquisition included the purchase of construction equipment at its appraised value of approximately $2.0 million, the trade name RDI and the assumption by TSC of certain RDI contracts. TSC paid cash for the acquired assets of $2.2 million. The size of the acquisition and the amount of assets acquired were not material in relation to the Company’s historical business.

16.	Commitments and Contingencies

Employment Agreements

Joseph P. Harper, Sr. and Patrick T. Manning and certain other officers of TSC have employment agreements with the general partner of TSC which provide for payments of annual salary, bonuses and certain benefits if their employment is terminated without cause.

In July 2005, Mr. Hemsley entered into a new employment agreement with the Company. The employment agreement provides for payments of annual salary, bonuses and certain benefits if his employment is terminated without cause.

SCPL had an employment agreement with its President, Terrance W. Allan that provided for payments of annual salary, a bonus and certain benefits if his employment was terminated without cause. As part of the sale of the Distribution business, a termination agreement was reached with Mr. Allan.

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Self-Insurance

TSC is self-insured for employee health claims. Its policy is to accrue the estimated liability for known claims and for estimated claims that have been incurred but not reported as of each reporting date. The Company has obtained reinsurance coverage for the policy period from June 1, 2006 through May 31, 2007 as follows:

•	Specific excess reinsurance coverage for medical and prescription drug claims in excess of $60,000 for each insured person with a maximum lifetime reimbursable of $2,000,000.

•	Aggregate reinsurance coverage for medical and prescription drug claims with a plan year maximum of approximately $1.1 million which is the estimated maximum claims and fixed cost based on the number of employees.

For the twelve months ended December 31, 2006, TSC incurred $1.2 million in expenses related to this plan, compared with $1.0 million in 2005 and $803,000 in 2004.

TSC is also self-insured for workers’ compensation claims up to $250,000 per occurrence, with a maximum aggregate liability of $2.7 million per year. Its policy is to accrue the estimated liability for known claims and for estimated claims that have been incurred but not reported as of each reporting date. At December 31, 2006 and 2005, TSC had recorded an estimated liability of $575,000 and $673,000, respectively, which it believes is adequate based on its claims history. TSC has a safety and training program in place to help prevent accidents and injuries and works closely with its employees and the insurance company to monitor all claims.

In 2006, TSC had outgrown the bonding limits of its bonding company, but was successful in obtaining increased bonding capacity through Travelers Casualty and Surety Company of America, for future construction contracts. As is customary, the Company indemnifies Travelers for all losses incurred by it in connection with bonds that are issued. The Company has granted Travelers a security interest in certain personal property for that obligation.

Guarantees

The Company typically indemnifies contract owners for claims arising during the construction process and carries insurance coverage for such claims, which in the past have not been material.

The Company’s Certificate of Incorporation provides for indemnification of its officers and directors. The Company has a Director and Officer insurance policy that limits its exposure. At December 31, 2006 the Company had not accrued a liability for this guarantee, as the likelihood of incurring a payment obligation in connection with this guarantee is remote.

Litigation

The Company is involved in certain claims and lawsuits occurring in the normal course of business. Management, after consultation with outside legal counsel, does not believe that the outcome of these actions will have a material impact on the financial statements of the Company.

Purchase Commitments

To manage the risk of changes in material prices and subcontracting costs used in tendering bids for construction contracts, we obtain firm quotations from our suppliers and subcontractors before submitting a bid. These quotations do not include any quantity guarantees. As soon as we are advised that our bid is the lowest, we enter into firm contracts with our materials suppliers and most sub-contractors, thereby mitigating the risk of future price variations affecting the contract costs.

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17.	Minority Interests

During fiscal 1993, the cumulative dividends on SCPL’s Series A Preferred Stock exceeded SCPL’s net income for that year, thus creating a loss attributable to SCPL’s common stockholders in excess of the minority interest, and accordingly, the Company reduced to zero the minority interest related to SCPL. In October 2003, the Board of Directors of SCPL approved a 1 for 300,000 share reverse stock split of SCPL’s common stock. The transaction was approved by the Company, SCPL’s majority shareholder. In March 2004 the reverse stock split of SCPL’s common stock was completed with the result that the Company became SCPL’s sole shareholder.

From July 2001 to December 2004, the Company had an 80.1% investment in TSC. A minority interest liability of $5.3 million was reflected in the consolidated balance sheet for fiscal year 2003. In December 2004, the Company purchased the remaining 19.9% of TSC. Minority interest expense of $962,000 is reflected in the consolidated results of operations for fiscal 2004.

18.	Related Party Transactions

In October 1999, certain shareholders of TSC exercised their right to sell a second tranche of equity securities to Oakhurst Technology, Inc. (a wholly owned subsidiary of the Company) (“OTI”) thereby increasing the Company’s consolidated equity ownership of TSC from 7% to 12%. The equity purchase was financed through the issuance of two notes. One of these notes reflecting loans in the amount of $559,000, was issued to Robert M. Davies (the “First Note”) in which Maarten D. Hemsley had a participation of $116,000. The second of the notes in the amount of $800,000 (the “Manning Note”) was issued to James D. Manning, the brother of Patrick T. Manning and one of the TSC shareholders who sold TSC equity securities to OTI. The First Note provided for interest at 14% payable quarterly and was due in October 2000; however, no interest payments were made and the First Note was not repaid in October 2000. In connection with the transaction in July 2001 in which the Company increased its ownership of TSC to 80.1%, (the “Sterling Transaction”), accrued unpaid interest in the amount of $134,000 on the First Note was added to the principal, the maturity date of the First Note was extended to July 2005, and the interest rate was reduced to 12%. In connection with the Sterling Transaction, the Company also issued an additional four-year 12% promissory note to each of Messrs. Hemsley ($136,421) and Davies ($250,623) (the “Second Notes”) to repay certain amounts due to them from the Company or OTI, including deferred compensation, the fee (and related interest) owed to them in connection with the acquisition of the second tranche of TSC equity in October 1999, the fee due in July 2001 to them in connection with the Sterling Transaction and a fee for the extension of the First Note.

In connection with the Sterling Transaction, the maturity date of the Manning Note also was extended to July 2005 and the interest rate was reduced from 14% to 12%. In consideration for the extension of the maturity date and interest rate reduction, James D. Manning received a zero coupon promissory note due in July 2005 with principal and interest payable at maturity in the aggregate amount of $187,000. Interest and principal on the First Note, the Second Notes and the Manning Note were payable prior to maturity only to the extent of cash available to Sterling for these payments and as permitted by institutional lenders to Sterling or its subsidiaries.

After the Sterling Transaction, Joseph P. Harper, Sr. and another officer of TSC purchased $370,000 and $123,000, respectively, of James D. Manning’s notes. As a result, Mr. Harper held a separate note in the principal amount of $370,000, an officer of TSC held a separate note in the principal amount of $123,000, and James D. Manning held a note in the principal amount of $493,500, in each case, on the same terms and conditions as the Manning Note.

In September 2003, the First Note, the Manning Note and the Second Notes were amended to provide for a maturity date that was the date the Company was required to purchase the remaining shares of TSC if the

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

holders of those shares exercised their rights to sell such shares to the Company, and to provide for payment of those notes with a combination of cash and five-year notes of the Company.

In December 2003 prepayments of accrued interest and principal were made to certain of these noteholders. Mr. Harper received a prepayment totaling $86,000 and Mr. Davies received a prepayment totaling $411,000. Mr. Hemsley waived any prepayment of his notes at that time.

In July 2004, the remaining shareholders of TSC exercised their right to sell their shares of TSC to the Company (the “Put”) for consideration (paid in December 2004) consisting of a combination of cash (funded through long-term borrowings), stock and five-year notes of the Company bearing interest at an annual rate of 12%. The exercise of the Put triggered the acceleration of the maturity of the other debt issued in July 2001. Those obligations were satisfied in December 2004 through a payment of cash, the issuance of shares and the issuance of the same form of five-year notes. The cash paid and shares and notes issued were as follows:

Name	Cash	Shares	Five-year Notes

Patrick T. Manning	$460,458	135,474	$365,831
James D. Manning	$660,649	218,357	$2,124,633
Joseph P. Harper, Sr.	$1,045,764	345,437	$3,020,201
Maarten D. Hemsley	$208,397	—	$207,504
Robert M. Davies	$166,876	—	$518,641

James D. Manning is employed by an operating subsidiary of TSC under a three-year employment agreement that commenced January 1999 and that was extended for an additional three-year term in July 2001 and again in July 2004 pursuant to which he was entitled to receive an annual salary of $75,000 plus $75.00 per hour for each hour worked in excess of 1,000 hours during any calendar year. In addition, he was entitled to receive incentive compensation of up to 100% of his base pay if certain financial goals were met. In fiscal 2004 and 2005, he earned his maximum bonus of $50,000. In late 2005, Mr. Manning’s employment agreement was changed to a consulting agreement for which he receives a monthly retainer of $2,000 plus $800 per day worked. The agreement limits the ability of Mr. Manning to compete for a period of two years after he ceases to be an employee if he terminates his employment without good reason or TSC terminates his employment for good cause, and for a period of one year after he ceases to be an employee if he terminates his employment for good reason or TSC terminates his employment without good cause; provided that these non-competition obligations may be avoided by Mr. Manning if TSC terminates the employment agreement other than for good cause.

From March 2001 until May 2002, Mr. Hemsley provided consulting services to, and since May 2002 he has been an employee of JO Hambro Capital Management Limited as Fund Manager of Leisure & Media Venture Capital Trust plc, and since February 2005 as Senior Fund Manager of its Trident Private Equity II LLP investment fund, neither of which funds were or are an investor in the Company or any of its affiliates.

In December 2001, in order to strengthen SCPL’s working capital position, Sterling obtained funding in the amount of $500,000 from members of management and directors, including Robert W. Frickel, Joseph P. Harper, Sr. and Maarten D. Hemsley, who loaned $155,000, $100,000 and $25,000, respectively. The notes, which ranked senior to debt incurred in the Sterling Transaction, bore interest at 12%, payable monthly. The notes were convertible into shares of common stock of the Company at a conversion price of $2.50 per share at any time prior to the maturity date in December 2004. All holders of these notes converted their debt into common stock on December 31, 2004.

In January 2003 certain members of management, including Joseph P. Harper, Sr. ($70,000) and Maarten D. Hemsley ($25,000), loaned an aggregate of $250,000 to SCPL for working capital. Under the original terms of the loan, interest at an annual rate of 10% was paid monthly, with a maturity date of July 2003. The maturity date was later extended to December 2003 with the addition of a guarantee by the Company and was

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

extended again to July 2004 with an increase in the interest rate to 12%. These notes were repaid in three installments in January and February 2005.

In July 2001, Mr. Frickel was elected to the Board of Directors. He is President of R.W. Frickel Company, P.C., an accounting firm based in Michigan that performs certain accounting and tax services for TSC. Fees paid or accrued to R.W. Frickel Company for 2006, 2005 and 2004 and were approximately $57,500, $113,000 and $82,000, respectively.

In July 2005, Patrick Manning married Amy Peterson, the sole beneficial owner of Paradigm Outdoor Supply, LLC and Paradigm Outsourcing, Inc., both of which are women-owned business enterprises. The Paradigm companies provide materials and services to the Company and to other contractors. From July 2005, when Ms. Peterson and Mr. Manning were married, through December 31, 2005, the Company paid approximately $6.0 million to the Paradigm companies for materials and services. In 2006, the Company paid approximately $3.3 million to Paradigm for materials and services.

19.	Capital Structure

At December 31, 2006 the authorized capital stock of the Company consisted of 14,000,000 shares of common stock, par value $0.01 per share and 1,000,000 shares of preferred stock, par value $0.01 per share.

Holders of common stock are entitled to one vote for each share on all matters voted upon by the stockholders, including the election of directors, and do not have cumulative voting rights. Subject to the rights of holders of any then outstanding shares of preferred stock, common stockholders are entitled to receive ratably any dividends that may be declared by the Board of Directors out of funds legally available for that purpose. Holders of common stock are entitled to share ratably in net assets upon any dissolution or liquidation after payment of provision for all liabilities and any preferential liquidation rights of our preferred stock then outstanding. Common stock shares are not subject to any redemption provisions and are not convertible into any other shares of capital stock. The rights, preferences and privileges of holders of common stock are subject to those of the holders of any shares of preferred stock that may be issued in the future.

The Board of Directors may authorize the issuance of one or more classes or series of preferred stock without stockholder approval and may establish the voting powers, designations, preferences and rights and restrictions of such shares. No preferred shares have been issued.

In December 1998, the Company entered into a rights agreement with American Stock Transfer & Trust, as rights agent, providing for a dividend of one purchase right for each outstanding share of common stock for stockholders of record on December 29, 1998. Holders of shares of common stock issued since that date are issued rights with their shares. The rights trade automatically with the shares of common stock and become exercisable only if a takeover attempt of the Company occurs. The rights will expire on December 29, 2008, unless redeemed or exchanged before that time.

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20.	Quarterly Financial Information (Unaudited)

	Fiscal 2006 Quarter Ended
	March 31	June 30	September 30	December 31	Total
	(Dollar amounts in thousands, except per share data)

Revenues	$56,480	$60,010	$68,743	$64,115	$249,348
Gross profit	6,686	7,310	7,878	6,673	28,547
Pre-tax income from continuing operations	4,563	4,832	5,354	4,455	19,204
Net income from continuing operations	3,022	3,156	3,545	2,915	12,638
Net income from discontinued operations, including gain on sale of $121 in 2006	171	208	65	238	682
Net income	$3,193	$3,364	$3,610	$3,153	$13,320
Basic income per share:
From continuing operations:	$0.30	$0.30	$0.33	$0.26	$1.19
From discontinued operations:	$0.02	$0.02	$0.01	$0.01	$0.06

Net income per share, basic:	$0.32	$0.32	$0.34	$0.27	$1.25

Diluted income per share:
From continuing operations	$0.27	$0.27	$0.30	$0.24	$1.08
From discontinued operations	$0.01	$0.02	$0.01	$0.01	$0.06

Net income per share, diluted:	$0.28	$0.29	$0.31	$0.25	$1.14

	Fiscal 2005 Quarter Ended
	March 31	June 30	September 30	December 31	Total
	(Dollar amounts in thousands, except per share data)

Revenues	$39,413	$57,228	$61,163	$61,635	$219,439
Gross profit	3,358	6,005	6,902	7,491	23,756
Pre-tax income from continuing operations	903	3,266	4,126	5,034	13,329
Net income from continuing operations	596	2,156	2,723	5,066	10,541
Net income from discontinued operations	231	245	57	26	559
Net income	$827	$2,401	$2,780	$5,092	$11,100
Basic income per share:
From continuing operations:	$0.08	$0.28	$0.35	$0.65	$1.36
From discontinued operations:	$0.03	$0.03	$0.01	$0.00	$0.07

Net income per share, basic:	$0.11	$0.31	$0.36	$0.65	$1.43

Diluted income per share:
From continuing operations	$0.06	$0.23	$0.29	$0.53	$1.11
From discontinued operations	$0.02	$0.03	$0.00	$0.00	$0.05

Net income per share, diluted:	$0.08	$0.26	$0.29	$0.53	$1.16

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share and per share data)

	September 30,	December 31,
	2007	2006
	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$14,894	$28,466
Short-term investments	32,630	26,169
Contracts receivable, including retainage	52,498	42,805
Costs and estimated earnings in excess of billings on uncompleted contracts	7,247	3,157
Inventories	1,047	965
Deferred tax asset	1,038	4,297
Other, net	1,968	1,549

Total current assets	111,322	107,408
Property and equipment, net	62,390	46,617
Goodwill	12,735	12,735
Note receivable, long-term	31	325
Other assets, net	629	687

	75,785	60,364

Total assets	$187,107	$167,772

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$22,257	$17,373
Billings in excess of costs and estimated earnings on uncompleted contracts	21,979	21,536
Current maturities of long term obligations	123	123
Other accrued expenses	7,272	5,502

Total current liabilities	51,631	44,534
Long-term obligations:
Long-term debt, net of current maturities	30,566	30,659
Deferred tax liability	2,975	1,588

	33,541	32,247
Commitments and contingencies
Stockholders’ equity:
Common stock, $0.01 par value; 14,000,000 shares authorized, 11,017,310 issued and outstanding at September 30, 2007; 10,875,438 issued and outstanding at December 31, 2006	110	109
Preferred stock, $0.01 par value; 1,000,000 shares authorized, no shares issued and outstanding at September 30, 2007 and December 31, 2006	—	—
Additional paid-in capital	115,821	114,630
Accumulated deficit	(13,996)	(23,748)

Total stockholders’ equity	101,935	90,991

Total liabilities and stockholders’ equity	$187,107	$167,772

The accompanying notes are an integral part of these condensed consolidated financial statements.

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Amounts in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
	(Unaudited)

Revenues	$77,714	$68,743	$217,877	$185,233
Cost of revenues	69,799	60,865	196,284	163,358

Gross profit	7,915	7,878	21,593	21,875
General and administrative expenses	3,257	2,866	8,725	8,175
Other income	0	89	433	247

Operating income	4,658	5,101	13,301	13,947
Interest income	480	329	1,421	993
Interest expense	13	76	55	190

Income from continuing operations before income taxes	5,125	5,354	14,667	14,750
Income taxes	1,682	1,809	4,890	5,027

Net income from continuing operations	3,443	3,545	9,777	9,723
Income (loss) from discontinued operations, net of income taxes of $0, $45, $0 and $290, respectively	0	65	(25)	444

Net income	$3,443	$3,610	$9,752	$10,167

Basic net income per share:
Net income from continuing operations	$0.31	$0.33	$0.89	$0.93
Net income from discontinued operations	$0.00	$0.01	$0.00	$0.04

Net income per share	$0.31	$0.34	$0.89	$0.97

Weighted average number of shares outstanding Used in computing basic per share amounts	11,003,346	10,779,232	10,962,009	10,455,301

Diluted net income per share:
Net income from continuing operations	$0.29	$0.30	$0.83	$0.84
Net income from discontinued operations	$0.00	$0.01	$0.00	$0.04

Net income per share	$0.29	$0.31	$0.83	$0.88

Weighted average number of shares outstanding Used in computing diluted per share amounts	11,774,116	11,793,285	11,765,287	11,639,830

The accompanying notes are an integral part of these condensed consolidated financial statements.

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
(Amounts in thousands)

			Additional
	Common Stock		Paid-in	Accumulated
	Shares	Amount	Capital	Deficit	Total
	(Unaudited)

Balance at January 1, 2007	10,875	$109	$114,630	$(23,748)	$90,991
Net income	—	—	—	9,752	9,752
Stock issued upon option/warrant exercises	132	1	209	—	210
Restricted stock grants	10	—	146	—	146
Stock-based compensation expense	—	—	836	—	836

Balance at September 30, 2007	11,017	$110	$115,821	$(13,996)	$101,935

The accompanying notes are an integral part of these condensed consolidated financial statements.

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	Nine Months Ended September 30,
	2007	2006
	(Unaudited)

Net income	$9,752	$10,167
Net (loss) income from discontinued operations	(25)	444

Net income from continuing operations	9,777	9,723
Adjustments to reconcile income from operations to net cash provided by operating activities:
Depreciation and amortization	6,764	5,574
Gain on sale of property and equipment	(390)	(247)
Deferred tax expense	4,646	5,027
Stock-based compensation expense	982	783
Other changes in operating assets and liabilities:
Increase in contracts receivable	(9,693)	(18,286)
Increase in costs and estimated earnings in excess of billings on uncompleted contracts	(4,090)	(1,100)
Increase in inventories	(82)	—
Decrease in other assets	176	2
Increase (decrease) in accounts payable	4,884	(938)
Increase in billings in excess of costs and estimated earnings on uncompleted contracts	443	6,777
Increase in other accrued expenses	1,231	2,531

Net cash provided by continuing operating activities	14,648	9,846
Cash flows from continuing operations investing activities:
Purchase of certain assets of RDI	—	(2,206)
Additions to property and equipment	(23,033)	(22,500)
Proceeds from sale of property and equipment	908	724
Purchases of short-term securities, available for sale	(92,832)	(106,795)
Sales of short-term securities, available for sale	86,371	84,210

Net cash used in continuing operations investing activities	(28,586)	(46,567)
Cash flows from continuing operations financing activities:
Cumulative daily drawdowns — revolvers	75,000	68,000
Cumulative daily reductions — revolvers	(75,000)	(53,788)
Repayments under long-term obligations	(93)	(8,543)
Payments received on note receivable	249	—
Issuance of common stock pursuant to the exercise of options	210	742
Net proceeds from the sale of common stock	—	27,039

Net cash provided by continuing operations financing activities	366	33,450

Net decrease in cash and cash equivalents of continuing operations	(13,572)	(3,271)

Cash provided by discontinued operating activities	—	782
Cash used for discontinued operations investing activities	—	(38)
Cash provided by discontinued operations financing activities	—	(743)

Net cash provided by discontinued operations	—	1

Cash and cash equivalents at beginning of period	28,466	22,267

Cash and cash equivalents at end of period	$14,894	$18,996

Supplemental disclosure of non-cash activity:
Change in accrual of discontinued operations	$25	—
Supplemental disclosures of cash flow information:
Cash paid during the period for interest	$55	$448
Cash paid during the period for taxes	$530	$18

The accompanying notes are an integral part of these condensed consolidated financial statements.

STERLING CONSTRUCTION COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007 (UNAUDITED)

1.	Basis of Presentation

Sterling Construction Company, Inc. (“Sterling” or “the Company”) is a leading heavy civil construction company that specializes in the building, reconstruction and repair of transportation and water infrastructure in large and growing markets in Texas. Our transportation infrastructure projects include highways, roads, bridges and light rail, and our water infrastructure projects include water, wastewater and storm drainage systems. We provide general contracting services primarily to public sector clients utilizing our own employees and equipment for activities including excavating, paving, pipe installation and concrete placement. We purchase the necessary materials for our contracts, perform approximately three-quarters of the work required by our contracts with our own crews, and generally engage subcontractors only for ancillary services. As described in Note 11, on October 31, 2007 the Company purchased a 91.67% interest in Road and Highway Builders, LLC and all the outstanding capital stock of Road and Highway Builders Inc. thereby expanding its construction activities to Nevada.

Until October 2006, the Company had two operating entities, Texas Sterling Construction, L.P., which operates the Company’s heavy highway construction business and is based in Houston, Texas and Steel City Products, LLC (referred to herein as “Distribution” or “SCPL”). Substantially all of SCPL’s assets were sold in October 2006, and on May 14, 2007, SCPL was merged into Sterling. In the periods presented herein, SCPL’s operating results are presented as discontinued operations. Effective June 29, 2007, Texas Sterling Construction L.P., merged into its general partner, Sterling General, Inc. (a wholly-owned subsidiary of the Company) and changed its name to Texas Sterling Construction Co.

The condensed consolidated financial statements included herein have been prepared by Sterling, without audit, in accordance with the rules and regulations of the Securities and Exchange Commission (SEC) and should be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended December 31, 2006. The condensed consolidated financial statements reflect, in the opinion of management, all normal recurring adjustments necessary to present fairly the Company’s financial position at September 30, 2007 and the results of operations and cash flows for the periods presented. Certain information and footnoted disclosures prepared in accordance with generally accepted accounting principles have been either condensed or omitted pursuant to SEC rules and regulations. Interim results may be subject to significant seasonal variations and the results of operations for the three and nine months ended September 30, 2007 are not necessarily indicative of the results to be expected for the full year.

The accompanying condensed consolidated financial statements include the accounts of subsidiaries in which the Company has a greater than 50% ownership interest, and all intercompany balances and transactions have been eliminated in consolidation. For all periods presented, the Company had no subsidiaries with ownership interests less than 50%.

2.	Recent Accounting Pronouncements

In February 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment to FASB Statement No. 115” (“SFAS No. 159”). This statement allows a company to irrevocably elect fair value as a measurement attribute for certain financial assets and financial liabilities with changes in fair value recognized in the results of operations. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of adoption on its results of operations and financial position.

In May 2007, the FASB issued FASB Staff Position FIN 48-1, an amendment to FIN 48, which provides guidance on how an entity is to determine whether a tax position has effectively been settled for purposes of

STERLING CONSTRUCTION COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

recognizing previously unrecognized tax benefits. Specifically, this guidance states that an entity would recognize a benefit when a tax position is effectively settled using the following criteria: (1) the taxing authority has completed its examination including all appeals and administrative reviews; (2) the entity does not plan to appeal or litigate any aspect of the tax position; and (3) it is remote that the taxing authority would examine or reexamine any aspect of the tax position, assuming the taxing authority has full knowledge of all relevant information relative to making their assessment on the position. The Company applied the provisions of this FASB Staff Position in conjunction with the adoption of FIN 48.

3.	Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management’s estimates, judgments and assumptions are continually evaluated based on available information and experience; however, actual amounts could differ from those estimates. The Company’s significant accounting policies are more fully described in Note 1 of the Notes to Consolidated Financial Statements in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

On an ongoing basis, the Company evaluates the critical accounting policies used to prepare its condensed consolidated financial statements, including, but not limited to, those related to:

•	revenue recognition

•	contracts receivable

•	Inventories

•	income taxes

•	self-insurance; and

•	stock-based compensation

The Company accounts for uncertain tax positions in accordance with the provisions of FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” (FIN 48), which it adopted on January 1, 2007. The implementation of FIN 48 required the Company to make subjective assumptions and judgments regarding income tax exposure. Interpretations of and guidance surrounding income tax laws and regulations change over time, and these may change the Company’s subjective assumptions, which in turn, may affect amounts recognized in the condensed consolidated balance sheets and statements of income. Other than the adoption of FIN 48, there have been no material changes in significant accounting policies as more fully described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006. Adoption of FIN 48 is described more fully in Note 10.

4.	Short-term Investments

The Company invests in short-term auction-rate securities to provide liquidity for its operating cash needs. These auction-rate securities are municipal bonds and municipal bond funds with long-term scheduled maturities and periodic interest rate reset dates, usually 28 days or less. Due to the liquidity provided by the interest rate reset mechanism and the short-term nature of the investment in these securities, there was no unrealized gain or loss on these securities at September 30, 2007 and December 31, 2006, as the market value of these securities approximated their cost. No gain or loss was realized on these securities during the nine months ended September 30, 2007 and 2006.

STERLING CONSTRUCTION COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company classifies its short-term investments (including auction-rate securities) as securities available for sale in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. At September 30, 2007 and December 31, 2006, the Company had short-term securities available for sale of $32.6 million and $26.2 million, respectively.

5.	Inventories

The Company’s inventories are stated at the lower of cost or market as determined by the average cost method. Inventories at September 30, 2007 consist of raw materials, such as broken concrete and millings, which are expected to be utilized in construction projects in the future. The cost of inventory includes labor, trucking and equipment costs.

6.	Property and Equipment

	September 30,	December 31,
	2007	2006
	(In thousands)

Construction equipment	$74,014	$56,406
Transportation equipment	9,012	7,685
Buildings	1,488	1,488
Office equipment	479	435
Construction in progress	453	259
Land	2,562	1,204

	88,008	67,477
Less accumulated depreciation	(25,619)	(20,860)

	$62,389	$46,617

7.	Discontinued operations

On October 27, 2006, the Company sold substantially all of the assets of SCPL to an industry buyer based in Toledo, Ohio. The Company received proceeds from the sale of $5.4 million, which included a two-year promissory note in the amount of $650,000. From the proceeds, the Company repaid SCPL’s revolving line of credit in full and retained and settled certain liabilities primarily related to severance and bonus payments. The Company reported income from discontinued operations of $444,000 after taxes. The Company retained an account receivable, which it believes is fully collectible, and recorded liabilities related to the right of the purchaser to request payment for certain inventory not sold within a year and for legal claims which remained unresolved at the sale date.

In the first nine months of 2007, the Company resolved certain of the legal claims and adjusted its liability related to the payment of unsold inventory, which resulted in a $25,000 expense for the nine month period.

STERLING CONSTRUCTION COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Summarized financial information for discontinued operations is presented below (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006

Net sales	$—	$4,608	$—	$16,349

Income (loss) before income taxes	—	110	(25)	734
Income taxes	—	45	—	290

Income (loss) from discontinued operations	$—	$65	$(25)	$444

8.	Income Per Share

Basic net income per common share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted net income per common share is computed giving effect to all potentially dilutive common stock options and warrants using the treasury stock method. Stock options at September 30, 2007 and 2006 that were anti-dilutive were not included in the computation of diluted net income per share. At September 30, 2007 and 2006, there were 84,100 and 81,500, respectively, common stock options with a weighted average exercise price per share of $24.90 and $16.36, respectively, that were excluded from the calculation of diluted income per share as they were anti-dilutive. The following table reconciles the numerators and denominators of the basic and diluted net income per common share computations for the three and nine months ended September 30, 2007 and September 30, 2006, respectively, (in thousands, except per share data):

	Three Months
	Ended
	September 30,
	2007	2006

Numerator:
Net income from continuing operations, as reported	$3,443	$3,545
Net income from discontinued operations, as reported	—	65

Net income	$3,443	$3,610

Denominator:
Weighted average common shares outstanding — basic	11,003	10,779
Shares for dilutive stock options, restricted stock and warrants	771	1,014

Weighted average common shares outstanding and assumed conversions — diluted	11,774	11,793

Basic earnings per common share:
From continuing operations	$0.31	$0.33
From discontinued operations	$0.00	$0.01

Total	$0.31	$0.34

Diluted earnings per common share:
From continuing operations	$0.29	$0.30
From discontinued operations	$0.00	$0.01

Total	$0.29	$0.31

STERLING CONSTRUCTION COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Nine Months
	Ended
	September 30,
	2007	2006

Numerator:
Net income from continuing operations, as reported	$9,777	$9,723
Net (loss) income from discontinued operations, as reported	(25)	444

Net income	$9,752	$10,167

Denominator:
Weighted average common shares outstanding — basic	10,962	10,455
Shares for dilutive stock options, restricted stock and warrants	803	1,185

Weighted average common shares outstanding and assumed conversions — diluted	11,765	11,640

Basic earnings per common share:
From continuing operations	$0.89	$0.93
From discontinued operations	$0.00	$0.04

Total	$0.89	$0.97

Diluted earnings per common share:
From continuing operations	$0.83	$0.84
From discontinued operations	$0.00	$0.04

Total	$0.83	$0.88

9.	Stock-Based Compensation

The Company has five stock plans which are administered by the Compensation Committee of the Board of Directors. In general, the plans provide for all grants to be issued with a per-share exercise price equal to the fair market value of a share of common stock on the date of grant. The original terms of the grants typically do not exceed 10 years. Stock options generally vest over a three to five year period. Note 10 — Stock Options and Warrants of the Notes to the Consolidated Financial Statements contained in the Annual Report on Form 10-K for the year ended December 31, 2006 should be referred to for additional information regarding the stock-based incentive plans.

We recorded compensation expense of $982,000 and $783,000 for the nine-month periods ended September 30, 2007 and 2006, respectively, (including $146,000 and $73,000, respectively, related to restricted stock grants to independent directors discussed below) and $124,000 and $291,000 for the quarters ended September 30, 2007 and 2006, respectively, related to restricted stock grants and stock options outstanding for the periods then ended. Unrecognized compensation expense at September 30, 2007 for the unvested portion of restricted stock grants was $122,000 and for unvested options was $517,000.

In May 2007, the six independent directors of the Company were each granted 1,598 shares of restricted stock at the market price on the date of grant, or $21.90, which will vest over one year. In the three months ended September 30, 2007, two officers were issued options to purchase an aggregate of 16,507 shares of common stock at the closing quoted market price on the date of grant. This same grant date is used in the Black Scholes valuation model to calculate compensation expense.

Proceeds from the exercise of 13,000 and 132,000 options for the three and nine months ended September 30, 2007, respectively, were approximately $37,000 and $210,000, respectively. At September 30,

STERLING CONSTRUCTION COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2007 there were 425,247 shares of common stock available under the 2001 plan for issuance pursuant to future option awards. During the nine months ended September 30, 2007 and 2006, the Company granted options to purchase 16,507 and 81,500 shares of common stock, respectively. No shares are available for future stock option grants under any of the other stock plans.

10.	Income Taxes

In June 2006, the FASB issued Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). The interpretation prescribes a recognition threshold and measurement attribute criteria for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company and its subsidiaries file income tax returns in the United States federal jurisdiction and in various states. With few exceptions, the Company is no longer subject to federal tax examinations for years prior to 2001 and state income tax examinations for years prior to 2004. The Company’s policy is to recognize interest related to any underpayment of taxes as interest expense, and penalties as administrative expenses. No interest or penalties have been accrued at September 30, 2007.

The Company adopted FIN 48 on January 1, 2007. Adoption did not result in an adjustment to retained earnings. In its 2005 tax return, the Company used net operating tax loss carryforwards (“NOL”) that would have expired during that year instead of deducting compensation expense that originated in 2005 as the result of stock option exercises. Therefore, that compensation deduction was lost. Whether the Company can choose not to take deductions for compensation expense in the tax return and to instead use otherwise expiring NOLs is considered by management to be an uncertain tax position. In the event that the IRS examines the 2005 tax return and determines that the compensation expense is a required deduction in the tax return, then the Company would deduct the compensation expense instead of the NOL used in the period; however there would be no cash impact on tax paid due to the increased compensation deduction. In addition, there would be no interest or penalties due as a result of the change. As a result of the Company’s detailed FIN 48 analysis, Management has determined that it is more likely than not this position will be sustained upon examination, and this uncertain tax position was determined to have a measurement of $0.

The Company does not believe that its uncertain tax positions will significantly change due to the settlement and expiration of statutes of limitations prior to September 30, 2008.

The decrease in the effective income tax rate to 33.3% in the first nine months of 2007 from 34.1% for the comparable period in 2006 is a result of an increase in non-taxable income from investments in municipal instruments.

11.	Subsequent Event

On October 31, 2007, the Company purchased a 91.67% interest in Road and Highway Builders, LLC (“RHB LLC”) and all of the outstanding capital stock of Road and Highway Builders, Inc., which was affiliated with RHB LLC through common ownership.

RHB LLC is a heavy civil construction business located in Reno, Nevada that builds roads, highways and bridges for local and state agencies. Its assets consist of construction contracts, road and bridge construction and aggregate mining machinery and equipment, and approximately 44.5 acres of land with improvements. RHB Inc’s sole asset is its right as a co-lessee with RHB LLC under a long-term, royalty-based lease of a Nevada quarry on which RHB LLC can mine aggregates for use in its own construction business and for sale to third parties.

STERLING CONSTRUCTION COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company paid an aggregate purchase price for RHB of $53.0 million of which $1.0 million was paid in the form of 40,702 unregistered shares of the Company’s common stock and the balance was paid in cash. The purchase price is subject to a downward adjustment based on the working capital of RHB LLC at the closing, collection of accounts receivable and certain other items to be determined subsequent to closing. Ten percent of the cash purchase price has been placed in escrow for eighteen months as security for any breach of representations and warranties made by the sellers. The cash portion of the purchase price was funded by a $22.4 million drawdown under a new $75 million five-year Credit Facility with Comerica Bank and the balance from the Company’s available cash.

Effective with the execution of the new Credit Facility referred to above, the Company terminated its existing $35 million three-year Revolver with Comerica Bank dated as of May 10, 2006 that had substantially similar terms, except for the maturity, to the new Credit Facility.

The minority interest owner of RHB LLC (who will remain with RHB LLC as Chief Executive Officer) has the right to put, or require the Company to buy, his remaining 8.33% interest in RHB LLC and concurrently, the Company has the right to require that owner to sell his 8.33% interest to the Company, both in 2011. The purchase price in each case is 8.33% of the product of six times the simple average of RHB LLC’s income before interest, taxes, depreciation and amortization for the calendar years 2008, 2009 and 2010.

The purchase agreement contains certain terms restricting the sellers from competing against the business of RHB LLC and from soliciting its employees for a period of four years after the closing of the purchase.

For the nine months ended September 30, 2007, RHB LLC had unaudited revenues of approximately $65 million and unaudited income before taxes of approximately $21.0 million. The profitability of RHB LLC for the nine months was higher than what is expected to continue due to some unusually high margin contracts and may not be indicative of future results of operations.

INDEPENDENT AUDITOR’S REPORT

To the Members
Road and Highway Builders, LLC
(A Limited Liability Company)
Dickinson, North Dakota

We have audited the accompanying balance sheets of Road and Highway Builders, LLC as of December 31, 2006 and 2005, and the related statements of income, members’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Road and Highway Builders, LLC as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Sioux Falls, South Dakota
February 23, 2007

McGladrey & Pullen, LLP is a member firm of RSM International, an affiliation of separate and independent legal entities.

ROAD AND HIGHWAY BUILDERS, LLC
(A Limited Liability Company)

BALANCE SHEETS
December 31, 2006 and 2005

	2006	2005

ASSETS
Current Assets
Receivables:
Contracts	$1,371,573	$804,036
Interest (Note 5)	49,010	112,733
Due from related party (Note 5)	11,311,477	6,500,000
Costs and estimated earnings in excess of billings on uncompleted contracts (Note 2)	104,709	400,060
Prepaid expenses	24,812	8,823

Total current assets	12,861,581	7,825,652

Property and Equipment
Land	621,546	155,982
Buildings	1,184,842	84,842
Equipment (Note 3)	11,479,923	9,627,663
Furniture and fixtures	13,969	13,969

	13,300,280	9,882,456
Less accumulated depreciation	5,588,570	4,088,884

	7,711,710	5,793,572

	$20,573,291	$13,619,224

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities
Excess of outstanding checks over bank balance	$723,670	$447,118
Current maturities of long-term debt (Note 3)	133,387	247,308
Accounts payable (Note 5)	1,506,486	1,078,031
Billings in excess of costs and estimated earnings on uncompleted contracts (Note 2)	12,027,108	7,553,311
Accrued expenses	73,828	74,539

Total current liabilities	14,464,479	9,400,307

Long-Term Debt, less current maturities (Note 3)	150,603	79,310

Commitments and Contingency (Notes 4, 7 and 8)
Members’ Equity	5,958,209	4,139,607

	$20,573,291	$13,619,224

See Notes to Financial Statements.

ROAD AND HIGHWAY BUILDERS, LLC
(A Limited Liability Company)

STATEMENTS OF INCOME
Years ended December 31, 2006 and 2005

	2006	2005

Earned contract revenues	$37,162,769	$39,207,908
Cost of earned contract revenues (Note 5)	31,466,891	35,300,239

Gross profit	5,695,878	3,907,669
Percent of sales	15.3%	10.0%
General and administrative expenses (Note 5)	461,618	467,017

Operating income	5,234,260	3,440,652
Other income (expense):
Interest income (Note 5)	487,054	411,415
Interest expense	(51,571)	(198,558)
Miscellaneous	548,859	313,665

Net income	$6,218,602	$3,967,174

See Notes to Financial Statements.

ROAD AND HIGHWAY BUILDERS, LLC
(A Limited Liability Company)

STATEMENTS OF MEMBERS’ EQUITY
Years ended December 31, 2006 and 2005

	Fisher Sand	Richard H.
	& Gravel Co.	Buenting	Total

Balance, December 31, 2004	$1,754,216	$1,754,217	$3,508,433
Distributions	(1,668,000)	(1,668,000)	(3,336,000)
Net income	1,983,587	1,983,587	3,967,174

Balance, December 31, 2005	2,069,803	2,069,804	4,139,607
Distributions	(2,200,000)	(2,200,000)	(4,400,000)
Net income	3,109,301	3,109,301	6,218,602

Balance, December 31, 2006	$2,979,104	$2,979,105	$5,958,209

See Notes to Financial Statements.

ROAD AND HIGHWAY BUILDERS, LLC
(A Limited Liability Company)

STATEMENTS OF CASH FLOWS
Years ended December 31, 2006 and 2005

	2006	2005

Cash Flows From Operating Activities
Net income	$6,218,602	$3,967,174
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,507,186	1,174,674
Loss on sale of property and equipment	6,500	—
Change in assets and liabilities:
(Increase) decrease in receivables	(503,814)	740,736
(Increase) decrease in costs and estimated earnings in excess of billings on uncompleted contracts	295,351	(400,060)
(Increase) decrease in prepaid expenses	(15,989)	189,261
Increase (decrease) in checks issued in excess of bank balance	276,552	(1,027,881)
Increase (decrease) in accounts payable	428,455	(11,379)
Increase in billings in excess of costs and estimated earnings on uncompleted contracts	4,473,797	4,586,674
Increase (decrease) in accrued expenses	(711)	43,702

Net cash provided by operating activities	12,685,929	9,262,901

Cash Flows From Investing Activities
Principal advances on due from related party, net	(4,811,477)	(1,750,000)
Purchase of property and equipment	(3,217,820)	(2,386,420)

Net cash used in investing activities	(8,029,297)	(4,136,420)

Cash Flows From Financing Activities
Principal payments on long-term debt	(256,632)	(1,790,481)
Cash distributions to members	(4,400,000)	(3,336,000)

Net cash used in financing activities	(4,656,632)	(5,126,481)

Net increase in cash	—	—
Cash
Beginning	—	—

Ending	$—	$—

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$56,600	$193,529
Supplemental Disclosure of Noncash Investing and Financing Activities
Property and equipment acquired by incurring debt	$214,004	$220,812

See Notes to Financial Statements.

ROAD AND HIGHWAY BUILDERS, LLC
(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

Note 1.	Nature of Business and Significant Accounting Policies

Nature of business:  Road and Highway Builders, LLC is organized as a limited liability company under the laws of the State of Nevada. The members of the Company are Fisher Sand & Gravel Co. (Fisher) and Richard H. Buenting on an equal (50/50) basis. All profits, expenses and proceeds from the sale of assets are to be shared equally by the two members. The operating agreement terms provide that the Company will exist in perpetuity.

The Company operates primarily as a general road construction contractor in the state of Nevada. The work is performed under construction contracts acquired by bid primarily from the Nevada Department of Transportation. The length of the Company’s contracts varies but typically is for one year or less. In connection with its normal construction activities, the Company may be required to acquire performance bonds. The surety issuing the bonds has recourse against the Company’s assets in the event the surety is required to honor the bonds.

A summary of the Company’s significant accounting policies follows:

Use of estimates:  The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the costs to complete uncompleted contracts and the resultant determination of percentage of completion.

Revenue and cost recognition:  The Company’s books and records are maintained on the percentage of completion method. Revenues on construction contracts are recognized when progress reaches a point where experience is sufficient to estimate final results with reasonable accuracy. Percentage of completion is measured and revenue is accrued based on the percentage of costs incurred to date to estimated total costs for each contract. This method is used because management considers expended costs to be the best available measure of progress on these contracts.

Contract costs include all direct material, labor costs and those indirect costs related to contract performance. Selling, general and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions and estimated profitability, including those arising from contract penalty provisions, and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

The asset, “costs and estimated earnings in excess of billings on uncompleted contracts,” represents revenues recognized in excess of amounts billed. The liability, “billings in excess of costs and estimated earnings on uncompleted contracts,” represents billings in excess of revenues recognized.

Cash:  The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management does not believe the Company is exposed to any significant credit risk related to cash.

Contract receivables:  Contract receivables are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a periodic basis. Management determines the allowance for doubtful accounts by identifying troubled accounts and considering the customer’s financial condition, credit history and current economic conditions. Contract receivables are written off when deemed uncollectible. Recoveries of contract receivables previously written off are recorded when received. The Company may be able to file a lien on the customer’s property to secure its contracts receivable.

ROAD AND HIGHWAY BUILDERS, LLC
(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

At December 31, 2006 and 2005, contract receivables are from customers within Nevada and are concentrated principally with state and local governmental agencies. Receivables are generally due when billed and the retainage is due upon completion of the construction contract.

Contracts receivable consist of the following at December 31, 2006 and 2005:

	2006	2005

Current	$261,541	$124,162
Retainage	1,110,032	679,874

	$1,371,573	$804,036

No allowance for doubtful accounts has been provided since management considers all accounts to be collectible.

Property and equipment:  Property and equipment is stated at cost. Depreciation is computed over the following estimated useful lives of the assets:

Years

Buildings	39.5
Equipment, furniture and fixtures	5 - 7

Callbacks and warranties:  The Company accrues costs related to work necessary to be performed on contracts, which are complete but have job performance issues, when they become aware of the deficiencies and can reasonably estimate the costs necessary to alleviate the deficiency. At December 31, 2006 and 2005, there were no costs accrued related to work to be performed subsequent to year end on contracts which were complete at December 31, 2006 and 2005.

Income taxes:  The Company is a limited liability company under provisions of the Internal Revenue Code and, as such, does not pay any federal or state income taxes. The Company’s taxable income is included in the tax returns of its members, who are responsible for the payment of income taxes based upon the taxable income of the Company. The Company intends to make distributions to its members that, at a minimum, will allow the members to fund their income tax liability associated with the taxable income of the Company.

Personal assets and liabilities:  Road and Highway Builders, LLC is a limited liability company and is treated as a partnership for income tax purposes. In accordance with the generally accepted method of presenting financial statements for limited liability companies, the financial statements do not include the personal assets and liabilities of the members, including their obligation for income taxes on their distributive shares of the net income of the company or their rights to refunds on its net loss, nor any provision for income tax expense or an income tax refund.

Note 2.	Costs and Estimated Earnings on Uncompleted Contracts

	2006	2005

Total amount of contracts in process	$109,484,576	$57,899,759

Cost incurred on uncompleted contracts	$42,738,698	$33,049,415
Estimated earnings	3,280,000	1,189,874

	46,018,698	34,239,289
Less billings to date	57,941,097	41,392,540

	$(11,922,399)	$(7,153,251)

ROAD AND HIGHWAY BUILDERS, LLC
(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

Included in the accompanying balance sheets under the following captions:

	2006	2005

Costs and estimated earnings in excess of billings on uncompleted contracts	$104,709	$400,060
Billings in excess of costs and estimated earnings on uncompleted contracts	(12,027,108)	(7,553,311)

	$(11,922,399)	$(7,153,251)

Note 3.	Long-Term Debt

	2006	2005

7% Note payable to finance company, due in monthly installments of $6,624, including interest to January 2010, secured by equipment	$214,005	$—
6% Note payable to finance company, due in monthly installments of $6,501, including interest to July 2007, secured by equipment	38,333	111,643
6% Notes payable to finance company, due in monthly installments of $3,253, including interest to November 2007, secured by equipment	31,652	70,509
Debt paid off in current year	—	144,466

	283,990	326,618
Less current maturities	133,387	247,308

	$150,603	$79,310

Approximate maturities of long-term debt are as follows: 2007 $133,000; 2008 $71,000; 2009 $76,000 and 2010 $4,000.

Note 4.	Lease Obligations

The Company leases office space and equipment under long-term lease agreements. These leases are classified as operating leases and are due to expire through 2008. The Company is required to pay a monthly common area charge in addition to the base rent under the lease for office space.

Rental expense for operating leases was $89,241 and $178,096 for the years ended December 31, 2006 and 2005, respectively.

Minimum lease payments for operating leases in future years are as follows: 2007 $34,560 and 2008 $17,280.

Note 5.	Related Party Transactions

Due from related party:  The amount due from related party (Fisher Sand & Gravel Co.) is due on demand with interest accruing at a variable interest rate, currently 6%. Total interest income recognized on this note was $465,969 and $401,580 for the years ended December 31, 2006 and 2005, respectively. $49,010 and $112,733 of accrued interest receivable is due from Fisher at December 31, 2006 and 2005, respectively.

Fisher charges a management fee for administrative services to the Company. Total fees were $60,000 and $60,000 for the years ended December 31, 2006 and 2005, respectively.

In addition, Fisher works as a subcontractor on certain construction projects. Total amounts incurred to Fisher on subcontracts was $551,694 and $219,655 for the years ended December 31, 2006 and 2005,

ROAD AND HIGHWAY BUILDERS, LLC
(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

respectively. At December 31, 2006 and 2005, $204,277 and $31,950, respectively, were included in accounts payable to Fisher.

Note 6.	Backlog

Following is a reconciliation of the backlog of signed contracts on which work had commenced:

Balance of signed but unperformed work at December 31, 2005	$23,660,470
New contracts and change orders during the year ended December 31, 2006	76,968,177

100,628,647
Less contract revenue earned during the year ended December 31, 2006	37,162,769

Balance, December 31, 2006	$63,465,878

Note 7.	Contingency

The Company has guaranteed the contract performance bonds of Fisher Sand & Gravel Co. As of December 31, 2006, there were no material claims pending against the surety of these performance bonds.

Note 8.	Member Purchase Agreement

An agreement dated February 21, 2006 between the members gives Fisher Sand & Gravel Co. (Fisher) first option to purchase Richard H. Buenting’s (Buenting) member interest in Road and Highway Builders, LLC upon Buenting’s death. Road and Highway Builders, LLC is required to carry $10,000,000 of life insurance on Buenting, the death benefit proceeds of which must be paid to Buenting’s wife in the event of his death. This payment will be deemed to be the exercise of Fisher’s option to purchase.

ROAD AND HIGHWAY BUILDERS, LLC
(A Limited Liability Company)

CONDENSED BALANCE SHEETS

	September 30,	December 31,
	2007	2006
	(Unaudited)

ASSETS
Current Assets
Receivables:
Contracts	$5,376,930	$1,371,573
Interest	57,254	49,010
Due from related party	11,999,999	11,311,477
Inventory	448,636	—
Costs and estimated earnings in excess of billings on uncompleted contracts	553,127	104,709
Prepaid expenses	236,737	24,812

Total current assets	18,672,683	12,861,581

Property and Equipment
Land	621,546	621,546
Water rights	200,000	—
Buildings	1,184,842	1,184,842
Equipment	15,688,298	11,479,923
Furniture and fixtures	17,569	13,969

	17,712,255	13,300,280
Less accumulated depreciation	6,718,867	5,588,570

	10,993,388	7,711,710

	$29,666,071	$20,573,291

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities
Excess of outstanding checks over bank balance	$1,756,332	$723,670
Current maturities of long-term debt	67,363	133,387
Accounts payable	5,886,127	1,506,486
Billings in excess of costs and estimated earnings on uncompleted contracts	3,034,652	12,027,108
Accrued expenses	665,975	73,828

Total current liabilities	11,410,449	14,464,479

Long-Term Debt, less current maturities	100,913	150,603

Commitments and Contingency
Members’ Equity	18,154,709	5,958,209

	$29,666,071	$20,573,291

See Notes to Condensed Financial Statements.

ROAD AND HIGHWAY BUILDERS, LLC
(A Limited Liability Company)

CONDENSED STATEMENTS OF INCOME

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
	(Unaudited)

Earned contract revenues	$28,583,357	$14,594,400	$64,919,898	$29,588,474
Cost of earned contract revenues	18,695,453	12,845,108	44,114,876	24,798,254

Gross profit	9,887,904	1,749,292	20,805,022	4,790,220
Percent of revenues	34.6%	12.0%	32.0%	16.2%
General and administrative expenses	122,555	127,058	399,348	357,349

Operating income	9,765,349	1,622,234	20,405,674	4,432,871
Other income (expense):
Interest income	168,260	147,177	470,926	334,284
Interest expense	(3,438)	(2,735)	(70,286)	(48,750)
Miscellaneous	86,055	19,441	90,186	535,257

Net income	$10,016,226	$1,786,117	$20,896,500	$5,253,662

See Notes to Condensed Financial Statements.

ROAD AND HIGHWAY BUILDERS, LLC
(A Limited Liability Company)

CONDENSED STATEMENTS OF MEMBERS’ EQUITY

Nine Months Ended
September 30,
2006
(Unaudited)

Balance at January 1, 2006	$4,139,607
Distributions	(2,400,000)
Net income	5,253,662

Balance at September 30, 2006	$6,993,269

Nine Months Ended
September 30,
2007
(Unaudited)

Balance at January 1, 2007	$5,958,209
Distributions	(8,700,000)
Net income	20,896,500

Balance at September 30, 2007	$18,154,709

See Notes to Condensed Financial Statements.

ROAD AND HIGHWAY BUILDERS, LLC
(A Limited Liability Company)

CONDENSED STATEMENTS OF CASH FLOWS

	Nine Months Ended September 30,
	2007	2006
	(Unaudited)

Cash Flows From Operating Activities
Net income	$20,896,500	$5,253,662
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,130,296	1,107,005
Change in assets and liabilities:
(Increase) in receivables	(4,013,601)	(3,990,155)
(Increase) in inventory	(448,636)	—
(Increase) decrease in costs and estimated earnings in excess of billings on uncompleted contracts	(448,418)	169,602
(Increase) in prepaid expenses	(211,925)	(283,737)
Increase in checks issued in excess of bank balance	1,032,662	540,275
Increase in accounts payable	4,329,060	2,584,349
Increase (decrease) in billings in excess of costs and estimated earnings on uncompleted contracts	(8,992,456)	3,770,135
Increase in accrued expenses	592,147	173,382

Net cash provided by operating activities	13,865,629	9,324,518

Cash Flows From Investing Activities
Principal (advances) on due from related party, net	(688,522)	(4,127,058)
Purchase of property and equipment	(4,361,393)	(2,562,544)

Net cash used in investing activities	(5,049,915)	(6,689,602)

Cash Flows From Financing Activities
Principal payments on long-term debt	(115,714)	(234,916)
Cash distributions to members	(8,700,000)	(2,400,000)

Net cash used in financing activities	(8,815,714)	(2,634,916)

Net increase in cash	—	—
Cash
Beginning	—	—

Ending	$—	$—

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$70,286	$48,750
Supplemental Disclosure of Noncash Investing and Financing Activities
Property and equipment acquired with accounts payable	$50,581	$—

See Notes to Condensed Financial Statements.

ROAD AND HIGHWAY BUILDERS, LLC
(A limited Liability Company)

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

Note 1.	Basis of Presentation and Significant Accounting Policies

The accompanying condensed balance sheet as of December 31, 2006 has been derived from audited financial statements. The unaudited interim condensed financial statements of Road and Highway Builders, LLC reflect all adjustments consisting only of normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the Company’s financial position and results of operations and cash flows. The results for the three and nine months ended September 30, 2007 are not necessarily indicative of the results that may be expected for a full fiscal year. Certain information and note disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, although the Company believes that the disclosures made are adequate to make the information not misleading. These condensed financial statements should be read in conjunction with the Company’s audited financial statements and notes thereto as of and for the year ended December 31, 2006. Significant changes to the Company’s accounting policies and newly adopted standards are disclosed below.

Inventory:  Inventories are stated at the lower of cost or market and consist of extracted raw materials.

Property and equipment:  Property and equipment is stated at cost. Depreciation is computed over the following estimated useful lives of the assets:

Years
Buildings	39.5
Water rights	30
Equipment, furniture and fixtures	5 - 7

Income taxes:  The Company is organized as a limited liability company under Nevada law. Under this type of organization, the Company is treated as a partnership for federal and state income tax purposes with earnings or losses passing through to the members and being taxed at the member level. Accordingly, no income tax provision is reflected in the statements of income.

The Company files income tax returns in the U.S. federal jurisdiction and (when required) various state jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. With few exceptions, the Company is no longer subject to the U.S. federal, state or local income tax examinations by tax authorities for the years before 2004.

The provisions of Financial Accounting Standards Board Interpretation 48, Accounting for Uncertainty in Income Taxes (FIN 48), were effective on January 1, 2007. The Company recognized no financial statement impact on the adoption of Interpretation 48 as it maintains that its tax status as a pass through entity is proper.

Note 2.	Contracts

Contract receivables consist of the following:

	September 30,	December 31,
	2007	2006

Current	$4,905,147	$261,541
Retainage	471,783	1,110,032

	$5,376,930	$1,371,573

ROAD AND HIGHWAY BUILDERS, LLC
(A limited Liability Company)

NOTES TO CONDENSED FINANCIAL STATEMENTS — (Continued)

Note 3.	Costs and Estimated Earnings on Uncompleted Contracts

	September 30,	December 31,
	2007	2006

Total amount of contracts in process	$217,955,833	$109,484,576

Costs incurred on uncompleted contracts	$70,514,177	$42,738,698
Estimated earnings	17,312,771	3,280,000

	87,826,948	46,018,698
Less billings to date	90,308,473	57,941,097

	$(2,481,525)	$(11,922,399)

Included in the accompanying balance sheets under the following captions:

	September 30,	December 31,
	2007	2006

Costs and estimated earnings in excess of billings on uncompleted contracts	$553,127	$104,709
Billings in excess of costs and estimated earnings on uncompleted contracts	(3,034,652)	(12,027,108)

	$(2,481,525)	$(11,922,399)

The Company operates primarily as a general road construction contractor in the state of Nevada. The work is performed under construction contracts acquired by bid primarily from the Nevada Department of Transportation. The recognition of earnings based upon estimates of percent complete on a contract by contract basis is a particularly sensitive estimate that is subject to significant change in the near term. During 2007, earnings were recognized on various contracts which were disproportionate to the percent of work completed during the period due to negotiated and completed change orders, cost and expense efficiencies, lower than expected materials costs, minimal rework and favorable weather working conditions gained after preliminary bidding and contract work. Cumulative profits recognized as of December 31, 2006 and 2005, respectively, were approximately $7,700,000 and $2,700,000 lower than it would have been had the actual performance of these contracts, including all final adjustments, been known as of December 31, 2006 and 2005, respectively. Net income was higher for the three and nine months ended September 30, 2007 by approximately $2,900,000 and $7,700,000, respectively. Net income was higher for the three and nine months ended September 30, 2006 by approximately $200,000 and $2,700,000, respectively.

Note 4.	Related Party Transactions

The amount due from related party (Fisher Sand & Gravel Co.) is due on demand with interest accruing at a variable interest rate, currently 5.32%. Total interest income recognized on this note was $452,646 and $323,592 for the nine months ended September 30, 2007 and 2006, respectively. $57,254 of accrued interest receivable is due from Fisher at September 30, 2007.

Fisher charges a management fee for administrative services to the Company. Total fees were $45,000 for the nine months ended September 30, 2007 and 2006, respectively.

In addition, Fisher works as a subcontractor on certain construction projects. There were no amounts incurred to Fisher on subcontracts for the nine months ended September 30, 2007 and $374,850 for the nine months ended September 30, 2006. At September 30, 2007, $148,708 was included in accounts payable to Fisher.

ROAD AND HIGHWAY BUILDERS, LLC
(A limited Liability Company)

NOTES TO CONDENSED FINANCIAL STATEMENTS — (Continued)

Note 5.	Backlog

Following is a reconciliation of the backlog of signed contracts on which work had commenced:

Balance of signed but unperformed work at December 31, 2006	$63,465,878
New contracts and change orders during the nine months ended September 30, 2007	131,582,905

195,048,783
Less contract revenue earned during the nine months ended September 30, 2007	64,919,898

Balance, September 30, 2007	$130,128,885

Note 6.	Contingency

The Company obtains surety bonding through a joint program with Fisher Sand and Gravel Co. (Fisher). The maximum bonding capacity in this program is $670,000,000. The Company and Fisher have jointly guaranteed all outstanding bonds. The Company could be compelled to honor construction contracts in the event of nonperformance by Fisher Sand & Gravel on the contracts. The Company retains the right to recourse against Fisher Sand & Gravel in the event the guarantee is called. As of September 30, 2007, there were no material claims pending against the surety of these performance bonds. No liability has been recognized for this guarantee.

Note 7.	Subsequent Events

In October 2007, the Company made $6,000,000 in distributions to its members.

On October 31, 2007, the members sold 91.67% of their membership interest for $53,000,000 to Sterling Construction Company, Inc.

1,600,000 Shares

Sterling Construction Company, Inc.

Common Stock

PROSPECTUS

D.A. Davidson & Co.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth the various costs and expenses to be paid by us in connection with the sale and distribution of the shares of common stock being registered hereby, other than the estimated underwriting discounts and commissions. All amounts shown are estimates except for the SEC registration fee.

SEC registration fee	$1,377
Nasdaq listing fee	18,400
Transfer agent and registrar fees and expenses	10,000
Accounting fees and expenses	200,000
Legal fees and expenses	250,000
Unallocated underwriters’ expenses	100,000
Printing and engraving expenses	95,000
Miscellaneous	100,223

Total	$775,000

Item 15.	Indemnification of Directors and Officers

We are a Delaware corporation. Section 145 of the Delaware General Corporation Law, or the DGCL, authorizes a court to award, or a corporation’s board of directors to grant, indemnity under certain circumstances to directors, officers, employees or agents in connection with actions, suits or proceedings, by reason of the fact that the person is or was a director, officer, employee or agent, against expenses and liabilities incurred in such actions, suits or proceedings so long as they acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the company, and with respect to any criminal action if they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in the right of such corporation, however, indemnification is generally limited to attorneys’ fees and other expenses actually and reasonably incurred and is not available if such person is adjudged to be liable to such corporation unless the court determines that indemnification is appropriate.

As permitted by the DGCL, our restated and amended certificate of incorporation, as amended, includes a provision that eliminates the personal liability of our directors to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under section 174 of the DGCL regarding unlawful dividends and stock purchases; or

•	for any transaction for which the director derived an improper personal benefit.

As permitted by the DGCL, our restated and amended certificate of incorporation, as amended, provides that:

•	we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law, subject to very limited exceptions;

•	we may indemnify our other employees and agents to the fullest extent permitted by Delaware law, subject to very limited exceptions;

•	we are required to advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to very limited exceptions;

•	we may advance expenses, as incurred, to our employees and agents in connection with a legal proceeding; and

•	the rights conferred in our certificate of incorporation are not exclusive.

The indemnification provisions in our restated and amended certificate of incorporation, as amended, may be sufficiently broad to permit indemnification of our directors and officers for liabilities arising under the Securities Act.

Under Delaware law, corporations also have the power to purchase and maintain insurance for directors, officers, employees and agents. Sterling Construction Company, Inc. and its subsidiaries are covered by liability insurance policies which indemnify our directors and officers against loss arising from claims by reason of their legal liability for acts as such directors, officers or trustees, subject to limitations and conditions as set forth in the policies.

The foregoing discussion of our restated and amended certificate of incorporation, as amended, and Delaware law is not intended to be exhaustive and is qualified in its entirety by such certificate of incorporation or law.

Item 16.	Exhibits

The exhibits listed on the Exhibit Index to this Registration Statement are hereby incorporated by reference.

Item 17.	Undertakings

a.  The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.  To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

2.	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

i.	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

ii.	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

5.	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

b.	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

c.	The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

d.	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

e.  The undersigned registrant hereby undertakes that:

1.	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2.	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Houston, Texas, on this 7th day of December, 2007.

STERLING CONSTRUCTION COMPANY, INC.

By:	/s/ Patrick T. Manning
Name:     Patrick T. Manning

Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

/s/ Patrick T. Manning Patrick T. Manning	Chairman of the Board of Directors; Chief Executive Officer (Principal Executive Officer)	December 7, 2007

/s/ Joseph P. Harper, Sr. Joseph P. Harper, Sr.	President, Chief Operating Officer & Treasurer; Director	December 7, 2007

/s/ James H. Allen, Jr. James H. Allen, Jr.	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	December 7, 2007

* John D. Abernathy	Director	December 7, 2007

* Robert W. Frickel	Director	December 7, 2007

* Donald P. Fusilli, Jr.	Director	December 7, 2007

* Maarten D. Hemsley	Director	December 7, 2007

* Christopher H.B. Mills	Director	December 7, 2007

* Milton L. Scott	Director	December 7, 2007

Signature	Title	Date

* David R.A. Steadman	Director	December 7, 2007

* /s/ Joseph P. Harper, Sr. Joseph P. Harper, Sr.Attorney-in-Fact

EXHIBIT LIST

Number		Exhibit Title

1	.1*	Form of Underwriting Agreement between Sterling Construction Company, Inc. and the underwriter named therein.
4.1		Restated and Amended Certificate of Incorporation of Oakhurst Company, Inc., dated as of September 25, 1995 (incorporated by reference to Exhibit 3.1 to Sterling Construction Company, Inc.’s Registration Statement on Form S-1, filed on November 17, 2005 (SEC File number 333-129780)).
4.2		Certificate of Amendment of the Certificate of Incorporation of Oakhurst Company, Inc., dated as of November 12, 2001 (incorporated by reference to Exhibit 3.2 to Sterling Construction Company, Inc.’s Registration Statement on Form S-1, filed on November 17, 2005 (SEC File number 333-129780)).
4.3		Bylaws of Oakhurst Company, Inc. (incorporated by reference to Exhibit 3.2 to its Annual Report on Form 10-K for the fiscal year ended February 28, 1998, filed on May 29, 1998 (SEC File No. 000-19450)).
4.4		Amendment to Bylaws of Oakhurst Company, Inc. (incorporated by reference to Exhibit 3.1 to its Current Report on Form 8-K, filed on November 13, 2007 (SEC File No. 001-31993)).
4.5		Certificate of Designations of Oakhurst Company, Inc.’s Series A Junior Participating Preferred Stock, dated as of February 10, 1998 (incorporated by reference to Exhibit 4.2 to its Annual Report on Form 10-K, filed on May 29, 1998 (SEC File No. 000-19450)).
4.6		Rights Agreement, dated as of December 29, 1998, by and between Oakhurst Company, Inc. and American Stock Transfer & Trust Company, including the form of Series A Certificate of Designation, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively (incorporated by reference to Exhibit 99.1 to Oakhurst Company, Inc.’s Registration Statement on Form 8-A, filed on January 5, 1999 (SEC File No. 000-19450)).
4.7		Form of Common Stock Certificate of Sterling Construction Company, Inc. (incorporated by reference to Exhibit 4.5 to its Form 8-A, filed on January 11, 2006 (SEC File No. 011-31993)).
5	.1+	Form of Opinion of Andrews Kurth LLP.
23.1		Consent of Grant Thornton LLP, independent registered public accounting firm.
23.2		Consent of McGladrey & Pullen LLP, independent auditors.
23	.3+	Form of Consent of Andrews Kurth LLP (included in Exhibit 5.1).
24	.1+	Power of Attorney (included on the signature page and the page following the signature page).

*	To be filed by amendment.

+	Previously filed.